PNC

2002 ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS:

In my 30 years with PNC, I can't remember a year as unique and challenging as 2002.

Yet, despite this difficult environment, I am tremendously proud of what our team of 24,000 employees accomplished.

- We reported earnings of $1.2 billion and generated a 19% return on equity in 2002.
- Our employees continued to win the confidence of our customers, as customer satisfaction neared all-time highs in several areas, and more employees referred new business than ever before.
- We also continued to strengthen our balance sheet, build a more valuable mix of businesses, and make strides in other areas critical to enhancing our competitive position.

In short, what we accomplished in 2002 reflects our team's commitment to achieving our goal of growing PNC and delivering premium returns for the risk we're willing to take.

Clearly, though, the economic pressures facing our industry had an impact.

In a year marked by declining equity markets, record bankruptcies, lower capital investment, and weak credit quality, revenue softened in a number of our businesses.

In addition, we also had to work to regain shareholder confidence after restating our 2001 earnings.

As you'll read, we've taken a number of steps to address these issues, and I believe we enter 2003 better positioned to create value for all the constituencies we serve.

Strengthening Critical Areas

For a variety of reasons, issues related to risk management and corporate governance drew additional national attention last year. These issues can dramatically affect a company's integrity and performance — and we take them very seriously.

Our efforts to enhance our risk management and corporate governance practices intensified after restating our 2001 earnings. In order to settle a related inquiry by the Securities and Exchange Commission, we consented to an SEC cease and desist order. We also entered into written agreements that focused on risk, management and financial controls with the Federal Reserve Bank of Cleveland and the Office of the Comptroller of Currency following examinations by those regulatory agencies. I'm pleased to say that we have worked closely with our regulators to aggressively address these issues.

We also engaged highly regarded consultants McKinsey & Company, Promontory Financial Group, and Wachtell, Lipton, Rosen & Katz to assist us in developing a broad risk management and corporate governance plan. Throughout the year, we made tremendous progress.

- We named a senior executive, Tom Whitford, to the newly-created position of Chief Risk Officer to help implement an enterprise-wide approach to risk management.
- We created management committees to address risks associated with significant transactions, products, services, and capital commitments.
- We worked to dramatically improve regulatory relations, and recruited Jack Wixted from the Federal Reserve Bank of Chicago to serve as Chief Regulatory Officer.

- We added Vice Chairman and CFO Bill Demchak and Vice Chairmen Bill Mutterperl and Joe Whiteside, who bring additional talent and experience to our senior leadership team.
- We also added new board members — J. Gary Cooper, Richard Kelson, Anthony Massaro, and Stephen Thieke — who provide significant financial and industry expertise.

In addition, to further enhance corporate governance, our employees adopted a Statement of Principles and we strengthened our Code of Ethics.

I believe the extensive amount of time and energy we spent on risk management and corporate governance in 2002 will serve to reinforce our company's strong foundation.

Well-Positioned Balance Sheet

In this economy, we also continued to strengthen critical elements of our balance sheet, such as our liquidity and capital positions. Our loan-to-deposit ratio is 79%, down from 106% at the end of 2000, and our Tier I capital ratio is 8.8%. Each is the strongest in our company's recent history and among the best in our peer group.

We expect to proactively manage our capital in 2003. Our top priorities include investing in our businesses and resuming our share repurchase program.

We also continued an extensive effort to reduce credit risk in 2002, removing roughly $2.8 billion in higher-risk, low-return assets from our balance sheet.

In addition, our business mix continues to fuel a diverse revenue stream. In 2002, deposits, asset management, processing, and lending each contributed roughly equal portions of total business revenue.

I believe we've been successful in building a strong balance sheet and enhancing risk management and corporate governance. Moving forward, we're working to harness the energy we've focused on these issues to help improve performance business by business.

This happens to be a particular strength of Joe Guyaux, the 30-year PNC veteran we named president of PNC in August 2002. In his new role, Joe heads all of our banking businesses, including Wholesale Banking and PNC Advisors. He is working to build on the remarkable success Regional Community Banking achieved under his leadership.

James E. Rohr
Chairman and
Chief Executive Officer



A Valuable Mix of Businesses

Some of our businesses have performed well through this challenging economy. Our deposit-driven **Regional Community Banking** (RCB) franchise contributed 55% of total business earnings in 2002. Through developing a culture that fosters sales and customer satisfaction, the RCB grew its checking account base by 7%.

We believe our premier technology platform and high-quality customer service should enable us to make these relationships more beneficial to both the customer and PNC.

Another of our businesses, **BlackRock**, once again delivered strong results. It grew earnings 24% in 2002 to $133 million by leveraging its expertise and solid track record in fixed income and liquidity performance.

Since 1996, BlackRock has fueled extraordinary growth in earnings and assets under management. I believe its investment management expertise, combined with strengths in risk management, should enable BlackRock to continue delivering premium growth.

In a number of our other businesses, the environment has been more challenging.

In **Wholesale Banking**, which includes Corporate Banking, PNC Real Estate Finance, and PNC Business Credit, we've worked to reduce risk and improve asset quality. Because we made a strategic decision to exit many lower-return credit relationships, revenue has been pressured. We're largely done with that work now.

We're looking to drive future growth in this business by focusing on middle market clients in the regions we serve. We have a significant opportunity to deepen relationships by selling fee-based treasury management and capital markets products. In addition, eliminating redundancies should help Wholesale Banking reduce expenses.

At **PNC Advisors** and **PFPC**, our wealth management and global fund servicing businesses, the declining equity markets and client attrition have adversely affected revenue.

We had built up these businesses in past years to compete in what many anticipated would be a robust and rapidly growing equity market. As that is no longer the case, we're implementing strategies to improve operating efficiency while also emphasizing client retention and growth.

The team at PNC Advisors is focused on its investment performance and high-touch service as keys to attract and sustain a strong customer base. PFPC's sales team has been restructured to better leverage the company's leading technology-based solutions.

Differentiating PNC

Along with our balance sheet and diverse mix of businesses, we believe two other factors differentiate PNC — our technology capabilities and our people.

Driven by Chief Information Officer Tim Shack, who is also now leveraging this expertise as Chief Executive Officer of PFPC, we're using technology to make business easier for our customers, improve processes for our employees, and create value for our shareholders. This success has been widely recognized by industry experts.

Information Week ranked PNC 35th overall and the second highest bank in its annual list of the nation's top 500 technology innovators. In addition, an initiative that helped us increase retention in Regional Community Banking was recognized by technology consultant Peppers and Rogers as one of the ten best customer relationship management programs in the country.

Technology alone does not get the job done.

I've always believed that our team of 24,000 employees is our best advantage. They've demonstrated an unwavering commitment to this company, and each day they live the values that grace the cover of this report. Our employees don't simply differentiate PNC — they define it.

Even with the challenging environment, their sense of teamwork and community spirit stood out this year. Through a program called the Chairman's Challenge, more than 80% of non-sales employees in the regions we serve referred new business to our sales staff, which closed on 57% of these leads.

Our employees also reached their goal of contributing 1 million volunteer hours to local community groups. I can't thank them enough for their contributions. In addition, community-related funding from The PNC Foundation totaled more than $12 million last year.

Our entire management team recognizes the importance of attracting and retaining talented people and strengthening the fabric of our community. That's why I'm proud of the diverse array of programs we've implemented to accomplish those goals.

In fact, in 2002 we were recognized by *Money*® magazine for having one of the nation's top 25 benefits plans, and we earned a place in *Business Ethics* magazine's list of top 100 corporate citizens.

I'm also tremendously indebted to our senior leadership team and our board of directors. They have put in countless hours as we've worked to implement PNC's strategic vision. Their support, commitment, and contributions have been extraordinary.

I believe the company I've described for you has the ability to perform well for all of our constituencies in 2003, although we realize there are challenges ahead.

Many of these challenges are shared by others across our industry. Prospects for economic growth remain uncertain, and we're one of a large number of companies that will be adversely impacted by additional costs to fund pensions and expense stock options.

With that said, our strong balance sheet, capital management, and efficiency initiatives should help our returns even if the environment does not improve. If the economy does recover, our diverse business mix and targeted marketing campaigns should enable us to post even better results.

Finally, I'd like to thank our shareholders and customers for your confidence in PNC. I couldn't be more excited about our company. We have developed an unwavering commitment to creating value for you, and we look forward to earning your continued faith.

Sincerely,

James E. Rohr
Chairman and
Chief Executive Officer

Q&A

WITH CHAIRMAN JIM ROHR, PRESIDENT JOE GUYAUX AND VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER BILL DEMCHAK



James E. Rohr, Chairman and Chief Executive Officer, center, with William S. Demchak, Vice Chairman and Chief Financial Officer, left and Joseph C. Guyaux, President, right

Q: What are the keys to growth in this environment?

A: It begins with the business mix. The way we've built ours, deposits, asset management, processing, and lending all contributed a roughly equal portion of business revenue last year. That diversity should help in the current environment.

Beyond that, we need to continue attracting customers and developing relationships one by one...business by business. Here, our emphasis on customer satisfaction and our premier technology platform provide PNC with a distinct advantage.

Of course, efficiency is also very important. We continue to take steps to consolidate and streamline our operations, particularly at PNC Advisors and PFPC.

— Rohr

Q: How are PNC's banking businesses positioned?

A: We have made great strides in our banking businesses. Since 1998, Regional Community Banking has demonstrated consistent growth with a significant increase in its checking customer base. Ongoing investments in that business have given us the tools to sell more PNC services — such as home equity, brokerage, and annuity products — to more households.

Our Wholesale Banking businesses enjoy an improved credit risk profile and a strong middle market presence in the regions we serve. They also contain key national businesses, such as treasury management, that are well-known and positioned to attract larger national customers.

PNC Advisors is addressing the significant transformation now taking place in the wealth management business with efforts to create a distinctive client experience, strengthen its product set, and improve retention.

In all of our banking businesses, we continue to look for opportunities to improve efficiency as well.

— Guyaux

Q: Will you change how PNC reports its results?

A: Yes. In fact, we've already begun that process.

It was clear through some of the feedback that we needed to provide more clarity and context in our results.

For example, we're working to provide a clearer picture of our business performance. We've already increased the level of detail included in our quarterly results, and we plan to continue making similar enhancements.

To achieve more synergies and efficiencies, in 2003 we're beginning to manage our corporate banking, real estate finance, and asset-based lending activities as one business. Moving forward, we'll report their results as one business — Wholesale Banking.

— Demchak



Q: What have you learned about PNC in your time here?

A: I knew coming in that this is a strong company with great prospects.

I'm incredibly impressed by our employees. Their intense devotion to meeting client needs and their emphasis on teamwork make a particularly powerful statement about the PNC culture.

It's also a company that has built a very strong financial foundation. The diverse revenue mix, the excellent capital and liquidity positions...these characteristics help differentiate PNC from our peers and provide us with a better opportunity to create value over the long term. I'm very excited to be here and will do my best to help further this progress.

— Demchak

Q: How have you strengthened corporate governance?

A: We've made a number of enhancements. Let me begin with our board of directors structure. Our board adopted written governance principles. We reviewed and updated all committee charters. An outside director chairs each of our committees and we've added new directors with specific financial services industry knowledge. Our goal is not simply to comply with the new legal and regulatory requirements that govern companies listed on the New York Stock Exchange ... our goal is to become a company with best-in-class corporate governance practices.

From an employee perspective, we implemented a strengthened Code of Ethics and adopted a Statement of Principles. To help ensure that they are understood and followed, all 24,000 employees — beginning with me — are taking an online ethics training course.

We also appointed a corporate ombudsman to provide employees with an additional avenue to report possible ethics violations.

— Rohr



Q: How do you measure success?

A: We measure our success by the value we create for all of our stakeholders: shareholders, customers, employees, and the communities we serve. We have embedded in our culture a commitment to these constituencies — all of which are intertwined and very important.

Our plans, our decisions, and our strategies are evaluated based on the impact they will have on our stakeholders. We want to make money in a way that helps our customers, strengthens our communities, and makes our employees proud. We know that approach is great for the bottom line...and even better for the soul.

— Guyaux



OUR BUSINESSES:

2002 – dollars in millions	Operating Revenue[1]	Earnings	Return on Assigned Capital	Contribution to Total Business Earnings
PNC BANK				
Regional Community Banking	$2,098	$697	27%	55%
Wholesale Banking				
Corporate Banking	$631	$150	14%	12%
PNC Real Estate Finance	$226	$90	23%	7%
PNC Business Credit	$193	$40	16%	3%
PNC Advisors	$654	$97	19%	8%
BLACKROCK	$577	$133	24%[2]	10%
PFPC	$817	$65	31%	5%
TOTAL BUSINESS RESULTS	$5,196	$1,272	23%	100%
TOTAL CONSOLIDATED RESULTS[3] .	$5,407	$1,184	19%[2]	

(1) Business operating revenue is presented on a taxable-equivalent basis except for BlackRock and PFPC
(2) Return on Equity
(3) See reconciliation of Total Business Results to Total Consolidated Results on page 30

VALUES DRIVEN

The success our businesses achieve, the scale they've built, the character they demonstrate are all attributable to the shared values that guide PNC and our team of 24,000 employees. Not just words, these values define how we approach decisions that affect our customers, shareholders, employees, and the communities we serve. In the following pages, you'll see these values come to life. Because our actions are based on an intense commitment to:

Leading community bank in all major markets served

8th-largest ATM network

9th-largest treasury management business

3rd-largest servicer of commercial mortgage-backed securities

Top 5 asset-based lender

One of the nation's largest wealth managers

3rd-largest publicly-traded asset manager

Largest full-service mutual fund transfer agent

PERFORMANCE

CUSTOMER FOCUS

TEAMWORK

RESPECT

INTEGRITY

DIVERSITY

QUALITY OF LIFE



"It's important knowing that, for our business and personal accounts, we can easily and CONVENIENTLY track our money online, by phone, or at the ATM. And we always get knowledgeable guidance and friendly service at our local branch. PNC understands our needs."

STEVE AND DOROTHY COOLEY
PERSONAL AND SMALL BUSINESS CLIENTS

Regional Community Banking serves almost two million consumers and small businesses through its service-oriented people, flexible products, and convenient access. Here are some highlights of how the people we serve benefited from our work.

- **More than 29,000 small business owners have invested in their businesses through our branch-based lending products**
- **Customer satisfaction with PNC Bank has increased 15 percent since 1999**
- **More than 5,000 employees have volunteered to support community, health, and family groups since 1999**

Since 1998, Regional Community Banking has adhered to a strategy of investing in its distribution system, customer insight, and technology to create a vibrant sales culture and personalized customer experience. This strategy resulted in increased customer and employee satisfaction and has helped us to grow our core household base. We have also set records for consumer and business checking, consumer lending, and annuity sales.

Driving this success is a team of committed employees armed with comprehensive and timely information that helps them to more consistently meet customer needs and enhance sales.

Investments in our distribution system also provide Regional Community Banking with a distinct advantage in the marketplace. Our online banking has one of the highest penetration rates in the industry. In 2002, we more than doubled the number of deposits and loans opened through pnc.com. Our 24-hour telephone banking center is one of the industry's best with nearly 90% of customers surveyed rating its service as excellent. Our ATM network, the eighth largest in the country, combined with more than 700 branches helps us provide customers with more convenient and personalized service.

We anticipate further growth as we accelerate efforts to sell consumers and small business owners other valuable services — such as home equity, brokerage, and annuity products.

Companies rely on PNC Bank, a trusted financial advisor, to support their growth and success. Wholesale Banking is distinguished in many ways.

- **PNC Business Credit, a top five asset-based lender nationally, added more than 90 clients in 2002**

- **The nation's ninth largest treasury management business almost doubled customer usage of its A/R Advantage product**

- **PNC Capital Markets obtained financing of more than $600 million for 14 universities and colleges plus six hospitals and long-term care facilities**

- **Through Midland Loan Services, PNC Real Estate Finance has built a total servicing portfolio of $74 billion**

PNC's approach to Wholesale Banking is evolving from a product focus to a client-driven model — one that seeks to deepen existing relationships primarily with middle market companies. Our Wholesale Banking businesses, which include Corporate Banking, PNC Real Estate Finance, and PNC Business Credit, work together to sell PNC's breadth of financial services. The goal is to attract clients that meet our risk-return criteria and become their primary financial services provider.

PNC's key advantage is its attractive suite of value-added, noncredit products. The focus, and opportunity for growth, resides in the thousands of middle market companies in PNC's traditional five-state footprint. We offer core products and services, such as capital markets, commercial real estate loan servicing (offered through Midland Loan Services), treasury management, and equipment leasing, to clients when we consider the relationship risk/returns to be appropriate and competitive advantages exist.

This approach is designed to help Wholesale Banking continue improving its credit risk profile. We made significant progress on this front in 2002 by liquidating $2.3 billion, or 88%, of the institutional held-for-sale loan portfolio.

With our initiative to reduce lower-return assets largely behind us, Wholesale Banking is working to improve sales momentum and deliver stronger returns moving forward.

"I want my bank to be a partner I can TRUST to support my financial and strategic goals, as well as the community. That's why we moved all of our credit and treasury management relationships to PNC."

Frank B. Fuhrer, Jr.
Chairman,
Frank B. Fuhrer Wholesale Company





“From our first meeting, the PNC Advisors team really LISTENED to me. They understood the financial issues I faced as a recently widowed mother running a family business. They continue to help me meet my personal and business financial needs.”

YONCA GERLACH

CO-OWNER OF MARBLE IMPORTER
DOYLE GERLACH, INCORPORATED

Navigating the world of investing in 2002 required patience, a steady hand, and the right information — the hallmarks of PNC Advisors. Here's how clients benefited from that approach.

- **More than 1,500 women obtained financial advice at seminars hosted by PNC Advisors Women's Financial Services Network**

- **Through its advisory-based approach, Hilliard Lyons increased the number of Advantaged Asset Accounts by 13.5% over 2001**

- **Over 1,700 clients implemented financial plans using PNC Advisors wealth planning expertise**

The wealth management business has changed in fundamental ways. Lower trading volumes, smaller client portfolios, and increased client demands have caused providers to reassess their business strategies. PNC Advisors is no exception. It continues to reinvent itself to adapt to this new environment.

Retaining existing clients by building stronger, more enduring relationships, along with reaching out to existing customers across PNC to meet their wealth management needs, represents the core strategy for growth. Simultaneously, PNC Advisors plans to reduce its cost structure to reflect the slower growth anticipated across the wealth management industry.

Ultimately, client retention will be driven by creating a more distinct client experience throughout all delivery channels. PNC Advisors sales and service teams are working to build exceptional relationship management skills, resulting in more proactive and interactive dialogues with clients. By leveraging PNC Advisors core fiduciary expertise and armed with a wide array of proprietary and non-proprietary products, advisors can deliver personalized, highly integrated solutions.

By implementing an enhanced investment management process, PNC Advisors seeks to provide clients with more competitive investment returns, relative to appropriate benchmarks, during all market cycles. In addition, the new equity research leadership team, put in place in 2002, instituted an enhanced research approach designed to deliver stronger performance with less risk.

BlackRock is recognized as a leader among investment managers, tailoring investment and risk management solutions, and delivering the highest quality service to its clients worldwide. During 2002:

- **240 new and existing clients awarded BlackRock with more than $21 billion in new fixed income, liquidity, and equity separate account assets**
- **BlackRock expanded its global client base, serving individual and institutional investors throughout the United States and 33 countries worldwide**
- **BlackRock Solutions completed three system implementations and added 11 new risk management assignments, growing revenues by more than 50%**

BlackRock is the nation's third largest publicly-traded investment management firm, with $273 billion of assets under management at December 31, 2002. Over the past three years, we have attracted $90 billion in net new business, driving an industry-leading 25% compound annual growth rate in earnings per share.

BlackRock's strategies for growth are clearly defined. First and foremost, we must sustain the firm's "culture of excellence" as we expand globally. Equally important, we must maintain our investment discipline and achieve competitive investment results. Finally, we have made, and will continue to make, selective investments to enhance our capabilities.

In the past year, we made key investments in our domestic equity effort. We also are investing in our international, private client, and high net worth distribution and service capabilities. In addition, we continue to invest in BlackRock Solutions, our technology and risk management business, to support investment operations for BlackRock and our clients.

We employ a disciplined, firmwide approach to implementing each of our strategic initiatives. For example, since executing the initiative to enhance our international equity team in January 2000, we have raised over $11 billion in new business in these products. Success in implementing BlackRock's current strategies should enable us to expand our franchise, enhance our competitive position, and create shareholder value over time.

"By leveraging EXPERTISE throughout the firm, including BlackRock Solutions, we help our clients monitor their overall investment program, assess balance sheet risks, and navigate earnings, tax, and regulatory constraints. These efforts have helped establish BlackRock as one of the largest independent managers of insurance assets nationwide."

MICHAEL HUEBSCH
MANAGING DIRECTOR,
BLACKROCK





“PFPC has worked closely with us to help optimize the service and TECHNOLOGY we provide our clients. The results have been impressive. Due in part to PFPC's support, Eaton Vance received the nationally recognized DALBAR Financial Intermediary Service Award in 2002.”

RUSSELL CURTIS
VICE PRESIDENT, MUTUAL FUND OPERATIONS,
EATON VANCE

As the nation's largest full-service mutual fund transfer agent and second largest provider of mutual fund accounting and administration services, PFPC helped its clients navigate challenging market conditions in 2002.

- **PFPC significantly improved efficiency in calculating client tax ramifications by automating fund "wash" sales**
- **Over 170,000 shareholders benefited from PFPC supporting their 529-plan college savings accounts**
- **PFPC launched one of the first unified managed account platforms offering the ability to make transactions and monitor performance of separate account, variable annuity, and mutual fund wrap products**

PFPC remains committed to building upon its role as a leading provider of technology and servicing solutions for the global investment industry.

A competitive advantage lies in proprietary technology, full-service capabilities, and strong relationships with both mutual fund distributors and manufacturers. PFPC has also embarked on a clear systems strategy to create an open, flexible, and scalable architecture platform to speed time-to-market for new products and applications, and to leverage existing capabilities and integration opportunities.

These efforts should help to further enhance our reputation as a leading provider of customized fund servicing solutions.

PFPC is also taking tangible steps to improve efficiency by: consolidating certain operating facilities; streamlining fund accounting technology; improving supply chain management; and leveraging PNC facilities, information technology, and security infrastructure.

We're working to create value by continuing to improve efficiencies and leveraging our technology and product capabilities to attract and retain a profitable client base, specifically in our core shareholder servicing and investment accounting businesses.

These strategies are already beginning to take hold. We expect new business won and contract extensions signed last year to help us restore sales momentum in 2003. And we expect to achieve expense savings of roughly $40 million this year.



Board of Directors

Top row from left

Paul W. Chellgren(3, 4, 7, 8)
Retired Chairman and
Chief Executive Officer
Ashland Inc. (energy company);
Adjunct Professor
Northern Kentucky University

Robert N. Clay(4, 5)
President and
Chief Executive Officer
Clay Holding Company
(investments)

J. Gary Cooper
Chairman and
Chief Executive Officer
Commonwealth National Bank
(community banking)

George A. Davidson, Jr.(1, 2, 3, 8)
Retired Chairman
Dominion Resources, Inc.
(public utility holding company)

Richard B. Kelson(1)
Executive Vice President and
Chief Financial Officer
Alcoa Inc.
(producer of primary aluminum,
fabricated aluminum, and alumina)

Bruce C. Lindsay(1, 4, 6)
Chairman and Managing Director
Brind-Lindsay & Co., Inc.
(advisory company)

Anthony A. Massaro
Chairman, President and
Chief Executive Officer
Lincoln Electric Holdings, Inc.
(full-line manufacturer of welding
and cutting products)

Jane G. Pepper(2, 5, 6)
President
Pennsylvania Horticultural
Society (nonprofit membership
organization)

Bottom row from left

Thomas H. O'Brien(3, 4)
Retired Chairman
The PNC Financial Services
Group, Inc.

James E. Rohr(2, 3, 6)
(pictured on page 21)
Chairman and
Chief Executive Officer
The PNC Financial Services
Group, Inc.

Lorene K. Steffes(2, 5, 6)
Vice President
Global Electronics Industry
International Business Machines
Corporation (sales, marketing,
strategy, solutions, worldwide)

Dennis F. Strigl(2, 6, 7)
President and
Chief Executive Officer
Verizon Wireless, Inc.
(wireless telecommunications)

Stephen G. Thieke(1, 4)
Retired Chairman
Risk Management Committee
JP Morgan Incorporated
(financial and investment
banking services)

Thomas J. Usher(3, 5, 7, 8)
Chairman and
Chief Executive Officer
United States Steel Corporation
(integrated steelmaker)

Milton A. Washington(2, 7)
President and
Chief Executive Officer
Allegheny Housing Rehabilitation
Corporation (housing rehabilitation
and construction)

Helge H. Wehmeier(1, 3, 5, 8)
Vice Chairman
Bayer Corporation (healthcare, crop
sciences, polymers and chemicals)

(1) Audit
(2) Credit
(3) Executive
(4) Finance
(5) Nominating & Governance
(6) Operations & Technology
(7) Personnel & Compensation
(8) Special Regulatory Affairs & Oversight



Executive Management

Top row from left

James E. Rohr*
Chairman and
Chief Executive Officer

Joseph C. Guyaux*
President

William S. Demchak*
Vice Chairman and
Chief Financial Officer

William C. Mutterperl*
Vice Chairman

Joseph J. Whiteside*
Vice Chairman

Laurence D. Fink
Chairman and
Chief Executive Officer
BlackRock

Joan L. Gulley
Chief Executive Officer
PNC Advisors

Neil F. Hall
Chief Executive Officer
Regional Community Banking

Bottom row from left

Vance Williams LaVelle
Chief Marketing Officer

Helen P. Pudlin*
General Counsel

William E. Rosner
Chief Human Resources Officer

Timothy G. Shack*
Chief Information Officer
The PNC Financial Services Group

Chief Executive Officer
PFPC

Thomas K. Whitford*
Chief Risk Officer

John J. Wixted, Jr.*
Chief Regulatory Officer

* Executive Officer
(Additional Executive Officers listed on page 114.)

OUR COMMUNITIES

At PNC, we've long believed that only when our communities are strong, can we be strong as a company. Acting in support of that philosophy, PNC in 2002 continued its rich history of supporting activities, organizations, and programs that strengthen families, neighborhoods, and the larger communities where we are privileged to serve.

Each of our regional presidents pictured below takes the lead at the local level, representing PNC in their markets, developing business for the company, driving economic growth in their communities, and directing charitable contributions.

At the corporate level, the PNC Foundation continued its legacy of supporting non-profit organizations addressing economic development, health and welfare, educational, and civic activities that make our communities more welcoming, more vibrant, more caring, more economically robust. In 2002, PNC Foundation funding totaled more than $12 million.

No matter what form our work to strengthen communities may take, the PNC shared values of performance, customer focus, teamwork, respect, integrity, diversity and quality of life drive our involvement.

CENTRAL PA

Regional President **DENNY BRENCKLE** [illegible]

KENTUCKY/INDIANA

Regional President **MIKE HARRELD (left)** is thanked by Peter Morrin, Director of The Speed Art Museum in Louisville, for PNC's support of the [illegible] ... Monet and Picasso.

NORTHEAST PA

Regional President **PETE DANCHAK (left)** visits the region's newest business incubator with Rich Beasley, chairman of the Greater Scranton Chamber of Commerce.

OHIO/NORTHERN KENTUCKY

Regional President **JOHN TAYLOR (left)** works with Ross Love (center) of Blue Chip Enterprises and Tom Cody of Federated Department Stores, the co-chairs of Cincinnati CAN, to help accelerate the development of [illegible]

NORTHERN NEW JERSEY

Regional President **PETE CLASSEN** contributes time to the PNC-sponsored New Jersey SEEDS program, which helps place talented disadvantaged students in private schools.


PEOPLE TO WATCH
Theme Christmas Trees Ned Kimmel's Long Fight
DELAWARE TODAY
19 BUSINESS Shots
TO RETIRE AT 35

PHILADELPHIA/S. NEW JERSEY

Regional President **BILL MILLS (center)** is interviewed on Philadelphia's public broadcasting station WHYY-TV during The PNC Challenge, which helped raise $60,000 for the station in one evening.

DELAWARE

Regional President **CONNIE BOND STUART** [illegible]

PITTSBURGH

Regional President **SY HOLZER (far right)** joins the PNC [illegible]

NORTHWEST PA

Regional President **MARLENE MOSCO** is a board member and volunteer for Erie's Neighborhood Art House, which provides free lessons in visual, performing and literary arts to inner-city children.

OUR PEOPLE

At PNC, everything begins and ends with our people. As they interact with customers, our people represent the business and power of PNC. As they help to enrich our communities, our people represent the citizenship and heart of PNC.

In 2002, the 24,000 PNC team members once again worked together to deliver extraordinary results. More employees than ever took part in selling PNC products and services. Through a campaign called the Chairman's Challenge, [illegible]% of eligible employees referred new business, leading to [illegible] new accounts.

Our employees also continued to proudly make a difference in our communities. They achieved the 1 million volunteer hour goal set three years ago, and, when combined with corporate support, they contributed $3.5 million to local United Way campaigns.

To continue attracting and retaining a talented and committed workforce, PNC has developed one of the best packages of benefits and employee programs in the country. We've opened two PNC-subsidized back-up child care centers and provide outstanding long-term savings and employee stock purchase plans.

As important, we take time to applaud our employees' many successes and accomplishments. And why not — they deserve it. After all, at PNC, everything begins and ends with them.

The PNC Performance Award is the highest honor an employee can receive. 2002 winners are:

Top row (from left) [illegible], William Mich, Mark [illegible], David [illegible] and Robert [illegible].



Bottom row (from left): Karen Hazelwood, [illegible] Baker, Debra [illegible], Cathy Preuhs, [illegible] Speakman, and [illegible] Boyd.

Business Ethics magazine selected PNC as one of the 100 Best Corporate Citizens for the company's commitment to community service.



Business Ethics
CORPORATE SOCIAL RESPONSIBILITY REPORT
100 BEST
Corporate Citizens



PNC employees celebrated teamwork and earned prizes as part of the Chairman's Challenge referral program, which generated $161 million in new [illegible].

Money® magazine named PNC's comprehensive benefits package as one of the best in the country in a survey of large employers.



PNC scores well in benefits survey

PNC Financial Services Group finished near the top, at No. 22, in Money Magazine's ranking of Fortune 500 companies offering salaried employees the best benefits.

Another Pittsburgh-based firm, H.J. Heinz Co., placed No. 41.

[illegible]

Copyright Pittsburgh Post-Gazette, all rights reserved. Reprinted with permission.



Helped by this team in Cincinnati, in 2002 PNC employees reached their goal of contributing 1 million volunteer hours to community groups.

Reflecting a commitment to work life balance, PNC opened a second corporate-sponsored back-up child care center in September 2002 in Philadelphia.



FINANCIAL HIGHLIGHTS

The PNC Financial Services Group, Inc.

Year ended December 31 Dollars in millions, except per share data	2002	2001	2000
FINANCIAL PERFORMANCE			
Revenue			
Net interest income (taxable equivalent basis)	**$2,210**	$2,278	$2,182
Noninterest income	**3,197**	2,652	2,950
Total revenue	**$5,407**	$4,930	$5,132
Income from continuing operations	**$1,200**	$377	$1,214
Discontinued operations, net of tax	**(16)**	5	65
Income before cumulative effect of accounting change	**1,184**	382	1,279
Cumulative effect of accounting change, net of tax		(5)	
Net income	**$1,184**	$377	$1,279
Per common share			
Diluted earnings			
Continuing operations	**$4.20**	$1.26	$4.09
Discontinued operations	**(.05)**	.02	.22
Before cumulative effect of accounting change	**4.15**	1.28	4.31
Cumulative effect of accounting change		(.02)	
Net income	**$4.15**	$1.26	$4.31
Cash dividends declared	**$1.92**	$1.92	$1.83
SELECTED RATIOS			
From net income			
Return on			
Average common shareholders' equity	**18.83%**	5.65%	21.63%
Average assets	**1.78**	.53	1.68
YEAR-END BALANCES			
Assets	**$66,377**	$69,638	$69,921
Loans, net of unearned income	**35,450**	37,974	50,601
Total Deposits	**44,982**	47,304	47,664
Shareholders' equity	**6,859**	5,823	6,656

Note: This annual report contains forward-looking statements. Please refer to the section of this report captioned "Forward-Looking Statements" on page 66 for important information related to forward-looking statements.

FINANCIALS

THE PNC FINANCIAL SERVICES GROUP, INC.

FINANCIAL REVIEW

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATISTICAL INFORMATION

FINANCIAL REVIEW

SELECTED CONSOLIDATED FINANCIAL DATA

THE PNC FINANCIAL SERVICES GROUP, INC.

		Year ended December 31			
Dollars in millions, except per share data	**2002**	2001(a)	2000	1999	1998
SUMMARY OF OPERATIONS					
Interest income	**$3,172**	$4,137	$4,732	$4,583	$5,024
Interest expense	**975**	1,875	2,568	2,239	2,536
Net interest income	**2,197**	2,262	2,164	2,344	2,488
Provision for credit losses	**309**	903	136	163	225
Noninterest income before net securities gains	**3,108**	2,521	2,930	2,438	2,076
Net securities gains	**89**	131	20	22	16
Noninterest expense	**3,227**	3,414	3,103	2,838	2,698
Income from continuing operations before minority interest and income taxes	**1,858**	597	1,875	1,803	1,657
Minority interest in income of consolidated entities	**37**	33	27	15	6
Income taxes	**621**	187	634	586	571
Income from continuing operations	**1,200**	377	1,214	1,202	1,080
Income (loss) from discontinued operations, net of tax	**(16)**	5	65	62	35
Income before cumulative effect of accounting change	**1,184**	382	1,279	1,264	1,115
Cumulative effect of accounting change, net of tax		(5)			
Net income	**$1,184**	$377	$1,279	$1,264	$1,115
PER COMMON SHARE					
Basic earnings (loss)					
Continuing operations	**$4.23**	$1.27	$4.12	$3.98	$3.53
Discontinued operations	**(.05)**	.02	.23	.21	.11
Before cumulative effect of accounting change	**4.18**	1.29	4.35	4.19	3.64
Cumulative effect of accounting change		(.02)			
Net income	**$4.18**	$1.27	$4.35	$4.19	$3.64
Diluted earnings (loss)					
Continuing operations	**$4.20**	$1.26	$4.09	$3.94	$3.49
Discontinued operations	**(.05)**	.02	.22	.21	.11
Before cumulative effect of accounting change	**4.15**	1.28	4.31	4.15	3.60
Cumulative effect of accounting change		(.02)			
Net income	**$4.15**	$1.26	$4.31	$4.15	$3.60
Book value (At December 31)	**$24.03**	$20.54	$21.88	$19.23	$18.86
Cash dividends declared	**$1.92**	$1.92	$1.83	$1.68	$1.58

This Financial Review should be read in conjunction with The PNC Financial Services Group, Inc. and subsidiaries ("Corporation" or "PNC") Consolidated Financial Statements and Statistical Information included herein. Certain prior-period amounts have been reclassified to conform with the current year presentation. For information regarding certain business risks, see the Risk Factors, Risk Management, Credit Risk and Liquidity sections in this Financial Review. Also, see the Forward-Looking Statements section in this Financial Review for certain other factors that could cause actual results to differ materially from forward-looking statements or historical performance.

Dollars in millions	2002	2001(a)	2000	1999	1998
		At or Year ended December 31			
BALANCE SHEET HIGHLIGHTS					
Assets	**$66,377**	$69,638	$69,921	$69,360	$70,829
Earning assets	**54,833**	57,875	59,373	60,268	63,547
Loans, net of unearned income	**35,450**	37,974	50,601	49,673	57,633
Allowance for credit losses	**673**	560	598	600	678
Securities	**13,763**	13,908	5,902	5,960	4,472
Loans held for sale	**1,607**	4,189	1,655	3,477	467
Total deposits	**44,982**	47,304	47,664	45,802	46,150
Transaction deposits	**32,349**	32,590	29,922	26,538	26,798
Borrowed funds	**9,116**	12,090	11,718	14,229	15,939
Allowance for unfunded loan commitments and letters of credit	**84**	70	77	74	75
Shareholders' equity	**6,859**	5,823	6,656	5,946	6,043
Common shareholders' equity	**6,849**	5,813	6,344	5,633	5,729
SELECTED RATIOS					
From Continuing Operations					
Return on					
Average common shareholders' equity	**19.08%**	5.65%	20.52%	21.29%	20.14%
Average assets	**1.80**	.53	1.76	1.76	1.55
Net interest margin	**3.99**	3.84	3.64	3.86	3.99
Noninterest income to total revenue	**59.1**	53.8	57.5	51.0	45.4
Efficiency (b)	**58.62**	65.48	56.82	55.32	54.74
From Net Income					
Return on					
Average common shareholders' equity	**18.83**	5.65	21.63	22.41	20.81
Average assets	**1.78**	.53	1.68	1.69	1.49
Net interest margin	**3.99**	3.81	3.37	3.68	3.85
Noninterest income to total revenue	**59.1**	53.9	59.7	52.9	47.0
Efficiency (b)	**59.08**	65.36	55.16	54.63	54.69
Loans to deposits	**79**	80	106	108	125
Dividend payout	**46.07**	151.65	42.06	40.22	43.43
Leverage (c)	**8.1**	6.8	8.0	6.6	7.3
Common shareholders' equity to assets	**10.32**	8.35	9.07	8.12	8.09
Average common shareholders' equity to average assets	**9.44**	9.14	8.44	8.12	7.56

(a) See 2001 Strategic Repositioning in the Consolidated Balance Sheet Review section of this Financial Review for further information regarding items impacting the comparability of 2001 amounts with other periods presented.

(b) The efficiency ratio is noninterest expense divided by the sum of taxable-equivalent net interest income and noninterest income. Amortization of goodwill and other intangibles, distributions on capital securities and mortgage banking risk management activities are excluded for purposes of computing this ratio. Excluding the impact of charges in 2001 related to strategic initiatives and additions to reserves related to insured residual value exposures, the efficiency ratios from continuing operations and from net income were 58.14% and 58.07%, respectively.

(c) The leverage ratio represents Tier 1 capital divided by adjusted average total assets as defined by regulatory capital requirements for bank holding companies. The ratio includes discontinued operations for the years 1998 and 1999.

OVERVIEW

THE PNC FINANCIAL SERVICES GROUP, INC.

The Corporation is one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund processing services. The Corporation provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. The Corporation also provides certain banking, asset management and global fund processing services internationally.

PNC's strategies to enhance shareholder value include expanding its deposit-driven banking franchise through internal growth and, as opportunities arise, through targeted acquisitions. In addition, the Corporation plans to leverage its customer base and leading technology to grow the asset management and processing businesses in an efficient and effective manner. Efforts in recent years to reduce risk, grow deposits and diversify the Corporation's revenue mix have enabled PNC to improve liquidity and build a strong capital position.

SUMMARY FINANCIAL RESULTS

Consolidated net income for 2002 was $1.184 billion or $4.15 per diluted share compared with $377 million or $1.26 per diluted share for 2001. Results for 2002 reflected the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," under which goodwill is no longer amortized to expense. Results for 2001 reflected the cost of actions taken during the year to accelerate the repositioning of PNC's lending business and other strategic initiatives. These charges totaled $1.2 billion pretax and reduced 2001 net income by $768 million or $2.65 per diluted share. Excluding the effects of the strategic repositioning charges and goodwill amortization expense, net income for 2001 would have been $1.238 billion, or $4.23 per diluted share.

Results for 2002 included a loss from discontinued operations of $16 million, or $.05 per diluted share, compared with income from discontinued operations in 2001 of $5 million, or $.02 per diluted share. Results for 2001 also included an after-tax loss of $5 million, or $.02 per diluted share, related to the cumulative effect of the accounting change for the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Return on average common shareholders' equity was 18.83% and return on average assets was 1.78% for 2002 compared with 5.65% and .53%, respectively, for 2001.

The residential mortgage banking business, which was sold in January 2001, is reflected in discontinued operations throughout the Corporation's consolidated financial statements. The remainder of the presentation in this Financial Review reflects continuing operations, unless otherwise noted. See Note 4 Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

The Corporation's results for 2002 reflected significant progress in a number of key areas:

- As part of the Corporation's overall risk repositioning efforts, institutional loans held for sale were reduced $2.3 billion, or 88%, from December 31, 2001, with net gains in excess of valuation adjustments totaling $147 million in 2002.
- Total shareholders' equity increased $1.0 billion during 2002 to $6.9 billion at December 31, 2002.
- Capital flexibility was strengthened during 2002 as the ratio of common shareholders' equity to total assets increased to 10.3% at December 31, 2002 compared with 8.3% at December 31, 2001.
- Lower cost funding sources increased as average total transaction deposits increased $1.1 billion, to $30.7 billion, compared with the prior year.
- In January 2003, PNC and Washington Mutual Bank, FA, agreed to a settlement of all issues in dispute between them in connection with the sale of the Corporation's residential mortgage banking business.

Management expects that 2003 will continue to be a challenging operating environment that will limit opportunities for revenue growth. The Corporation's success in 2003 will depend on the economy, interest rates, financial market conditions, the impact of international hostilities and its success in implementing current strategies, as well as PNC's ability to address its key operating challenges. These challenges include the stability of asset quality, revenue growth and development of value-added customer relationships. Other factors that will affect the Corporation's success include leveraging technology, execution of a share repurchase program, managing the revenue/expense relationship including additional pension and stock-based compensation costs, and regulatory actions. See also the Risk Factors, Risk Management and Forward-Looking Statements sections of this Financial Review.

Balance Sheet Highlights

During 2002, the Corporation emphasized the growth and retention of value-added transaction deposits while changing the mix of earning assets, including a reduction of institutional loans held for sale. These actions have resulted in a significant risk repositioning of the Corporation as reflected in the Consolidated Balance Sheet and Consolidated Average Balance Sheet line items discussed below.

Total assets were $66.4 billion at December 31, 2002 compared with $69.6 billion at December 31, 2001. Average interest earning assets were $55.3 billion in 2002, down $4.0 billion from 2001 due primarily to a decrease in average loans that was partially offset by increases in average securities and average loans held for sale.

Average loans for 2002 were $37.1 billion compared with $44.8 billion in 2001, a decline of $7.7 billion or 17%. Loans represented 67% of average interest-earning assets for 2002 compared with 76% for 2001. The decreases were primarily due to a decline in residential mortgages and institutional lending portfolios that more than offset an increase in PNC Business Credit loans resulting from the acquisition in 2002 of a portion of National Bank of Canada's ("NBOC") U.S. asset-based lending business. The term "loans" in this report excludes loans held for sale and securities that represent interests in pools of loans.

Changes in loans held for sale are described in 2001 Strategic Repositioning and in Loans Held for Sale in the Consolidated Balance Sheet Review section of this Financial Review.

Average securities totaled $12.0 billion for 2002, an increase of $1.1 billion from 2001. Securities comprised 22% of average interest-earning assets for 2002 compared with 18% for 2001. The increases were primarily due to net securities purchases upon redeployment of funds resulting from loan downsizing and interest rate risk management activities.

Funding cost is affected by the volume and composition of funding sources as well as related rates paid thereon. Average deposits comprised 66% of total sources of funds for 2002 compared with 64% for 2001, respectively, with the remainder comprised primarily of wholesale funding obtained at prevailing market rates.

Average interest-bearing demand and money market deposits totaled $22.1 billion for 2002 compared with $21.3 billion in 2001. The increase reflected focused marketing efforts to grow and maintain more valuable transaction accounts while higher cost, less valuable retail certificates of deposit were not emphasized. Average borrowed funds for 2002 decreased $2.8 billion, to $10.7 billion, compared with 2001 commensurate with the decline in average earning assets. See the Consolidated Average Balance Sheet and Net Interest Analysis for additional information.

REVIEW OF BUSINESSES

PNC operates seven major businesses engaged in regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund processing services. Treasury management activities, which include cash and investment management, receivables management, disbursement services and global trade services; capital markets products, which include foreign exchange, derivatives trading and loan syndications; and equipment leasing products are offered through Corporate Banking and sold by several businesses across the Corporation.

Results of individual businesses are presented based on PNC's management accounting practices and the Corporation's management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles; therefore, the financial results of individual businesses are not necessarily comparable with similar information for any other company. Financial results are presented, to the extent practicable, as if each business operated on a stand-alone basis. Also, certain amounts for 2001 have been reclassified to conform with the 2002 presentation.

The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the businesses. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. There were no significant methodology changes made during 2002 other than the impact of refinements to the Corporation's reserve methodology related to loans and unfunded credit facilities. Securities or borrowings and related net interest income are assigned based on the net asset or liability position of each business. Capital is assigned based on management's assessment of inherent risks and equity levels at independent companies providing similar products and services. The allowance for credit losses is allocated based on management's assessment of risk inherent in the loan portfolios. The costs incurred by support areas not directly aligned with the businesses are allocated primarily based on the utilization of services.

Total business financial results differ from consolidated results from continuing operations. This is primarily due to differences between management accounting practices and generally accepted accounting principles such as economic capital assignments rather than legal entity shareholders' equity, unit cost allocations rather than actual expense assignments, and policies that do not fully allocate holding company expenses; minority interest in income of consolidated entities; eliminations and other corporate items. The impact of these differences is reflected in the "Other" category. Other also includes equity management activities and residual asset and liability management activities which do not meet the criteria for disclosure as a separate reportable segment. Other reflected a net loss of $72 million in 2002 compared with a net loss of $190 million in 2001. The net loss was smaller in 2002 primarily due to lower net losses from equity management activities and a benefit from the assignment of unassigned allowance for credit losses to the Wholesale Banking businesses in 2002. Details of inter-segment revenues are included in Note 26 Segment Reporting. The operating results and financial impact of the disposition of the residential mortgage banking business, previously PNC Mortgage, are included in discontinued operations.

"Other Information" included in the individual business tables that follow is presented as of period end, except for net charge-offs, net gains (losses) on loans held for sale and average full-time equivalent employees (FTEs).

Results Of Businesses (a)

	Earnings(Loss)		Operating Revenue (b)		Return on Assigned Capital(c)		Average Assets	
Year ended December 31 - dollars in millions	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Banking Businesses								
Regional Community Banking	**$697**	$596	**$2,098**	$2,145	**27%**	22%	**$38,976**	$40,285
Wholesale Banking								
Corporate Banking	**150**	(375)	**631**	764	**14**	(30)	**13,807**	16,685
PNC Real Estate Finance	**90**	38	**226**	213	**23**	10	**5,018**	5,290
PNC Business Credit	**40**	22	**193**	134	**16**	13	**3,837**	2,463
Total wholesale banking	**280**	(315)	**1,050**	1,111	**17**	(17)	**22,662**	24,438
PNC Advisors	**97**	143	**654**	735	**19**	26	**2,929**	3,330
Total banking businesses	**1,074**	424	**3,802**	3,991	**22**	8	**64,567**	68,053
Asset Management and Processing businesses								
BlackRock	**133**	107	**577**	533	**24**	25	**864**	684
PFPC	**65**	36	**817**	846	**31**	17	**1,888**	1,771
Total asset management and processing	**198**	143	**1,394**	1,379	**26**	22	**2,752**	2,455
Total business results	**1,272**	567	**5,196**	5,370	**23**	10	**67,319**	70,508
Other	**(72)**	(190)	**211**	(440)			**(730)**	(74)
Results from continuing operations	**1,200**	377	**5,407**	4,930	**19**	6	**66,589**	70,434
Discontinued operations	**(16)**	5						51
Results before cumulative effect of accounting change	**1,184**	382	**5,407**	4,930	**19**	6	**66,589**	70,485
Cumulative effect of accounting change		(5)						
Total consolidated (b)	**$1,184**	$377	**$5,407**	$4,930	**19**	6	**$66,589**	$70,485

(a) Amounts for 2002 reflect, where applicable, the adoption, effective January 1, 2002, of the new accounting standard under which goodwill is no longer amortized to expense.
(b) Operating revenue is presented on a taxable-equivalent basis except for BlackRock and PFPC. Total consolidated operating revenues included in the table above exceeded total operating revenues on a book basis for 2002 and 2001 by $13 million and $16 million, respectively, due to taxable-equivalent adjustments.
(c) Percentages for BlackRock reflect return on equity.

REGIONAL COMMUNITY BANKING

Year ended December 31 Taxable-equivalent basis Dollars in millions	2002	2001
INCOME STATEMENT		
Net interest income	**$1,409**	$1,466
Noninterest income	**689**	679
Operating revenue	**2,098**	2,145
Provision for credit losses	**52**	50
Noninterest expense	**1,061**	1,063
Goodwill amortization		36
Operating income	**985**	996
Net securities (gains)	**(84)**	(86)
Strategic repositioning:		
Vehicle leasing costs		135
Asset impairment and severance costs		13
Pretax earnings	**1,069**	934
Income taxes	**372**	338
Earnings	**$697**	$596
AVERAGE BALANCE SHEET		
Loans		
Consumer		
Home equity	**$7,101**	$6,351
Indirect	**541**	814
Other consumer	**632**	777
Total consumer	**8,274**	7,942
Residential mortgage	**4,110**	7,912
Commercial	**3,599**	3,557
Vehicle leasing	**1,678**	1,901
Other	**119**	133
Total loans	**17,780**	21,445
Securities	**11,139**	10,241
Education and other loans held for sale	**1,319**	1,293
Assigned assets and other assets	**8,738**	7,306
Total assets	**$38,976**	$40,285
Deposits		
Noninterest-bearing demand	**$5,046**	$4,571
Interest-bearing demand	**6,057**	5,713
Money market	**12,279**	12,162
Total transaction deposits	**23,382**	22,446
Savings	**1,962**	1,870
Certificates	**10,045**	11,906
Total deposits	**35,389**	36,222
Other liabilities	**958**	1,345
Assigned capital	**2,629**	2,718
Total funds	**$38,976**	$40,285
PERFORMANCE RATIOS		
Return on assigned capital	**27%**	22%
Noninterest income to operating revenue	**33**	32
Efficiency	**49**	54
Efficiency, excluding strategic repositioning	**51**	50
OTHER INFORMATION		
Total nonperforming assets	**$82**	$52
Vehicle leasing outstandings, net of unearned income	**$1,386**	$1,930
Net charge-offs	**$56**	$50
Average FTEs	**9,657**	9,953
ATMs	**3,550**	3,250
Branches	**714**	712
Financial consultants	**645**	568
Business banking centers	**193**	140
Checking relationships	**1,542,000**	1,440,000
Online banking users	**606,752**	421,325
Deposit households using online banking	**36.6%**	27.2%

Regional Community Banking provides deposit, lending, cash management and investment services to two million consumer and small business customers within PNC's geographic footprint.

The strategic focus of the Regional Community Bank is to generate sustainable revenue growth by consistently increasing its base of satisfied and loyal customers. Revenue growth is driven by building a base of transaction deposit relationships which provide fee revenue and a low-cost funding source for loans and investments. Additional revenue growth is generated by deepening relationships with these customers through cross-selling of other products and services. The significant growth in online banking users is helping to improve customer loyalty and retention.

During 2002, Regional Community Banking increased the number of checking relationships by 8% causing increases in transaction deposits and fee revenues. Customer growth was driven by simultaneous improvements in the rates of customer acquisition and retention. Despite this trend and success in keeping deposit funding costs low, this business was adversely impacted by a reduction in average residential mortgages and vehicle leases and lower investment yields in the relatively low interest rate environment in 2002.

Regional Community Banking earnings were $697 million in 2002 compared with $596 million in 2001. Excluding goodwill amortization expense in 2001, operating income declined 5% in the comparison as the benefit of growth in average transaction deposits and fee income was more than offset by lower net interest income.

Operating revenue was $2.1 billion for both 2002 and 2001. Revenue was flat in the year-to-year comparison primarily due to lower net interest income in 2002 partially offset by higher noninterest income.

The provision for credit losses for 2002 increased to $52 million compared with $50 million in the prior year due to higher net charge-offs on residential mortgage loans partially offset by the impact of refinements to the Corporations' reserve methodology related to impaired loans and pooled reserves.

Total loans decreased 17% on average in 2002 compared with the prior year. Home equity loans, the lead consumer lending product, grew 12% in the comparison. The overall decline in loans primarily resulted from residential mortgage prepayments and a decline in vehicle leases and indirect loans. In addition, management elected to invest in mortgage-backed securities rather than purchase residential mortgages as part of overall balance sheet and interest rate management.

Total deposits declined 2% in the year-to-year comparison as increases in transaction and savings deposits were more than offset by a decline in certificates of deposit. Demand and money market deposits increased due to ongoing strategic marketing efforts to add new accounts and retain existing customers while higher cost, less valuable certificates of deposit were not emphasized.

As previously reported, the Corporation decided to discontinue its vehicle leasing business in the fourth quarter of 2001. As a result, this portfolio has declined 28% since December 31, 2001 and is performing overall as expected. See 2001 Strategic Repositioning in the Consolidated Balance Sheet Review section and Risk Factors section of this Financial Review for additional information.

WHOLESALE BANKING
CORPORATE BANKING

Year ended December 31 Taxable-equivalent basis Dollars in millions	2002	2001
INCOME STATEMENT		
Net interest income	**$349**	$508
Noninterest income	**282**	256
Operating revenue	**631**	764
Provision for credit losses	**203**	57
Noninterest expense	**359**	378
Goodwill amortization		3
Operating income	**69**	326
Strategic repositioning:		
Institutional lending repositioning		891
Asset impairment and severance costs		16
Net (gains) on loans held for sale	**(155)**	
Pretax earnings (loss)	**224**	(581)
Income tax expense (benefit)	**74**	(206)
Earnings (loss)	**$150**	$(375)
AVERAGE BALANCE SHEET		
Loans	**$9,477**	$13,907
Loans held for sale	**1,369**	367
Other assets	**2,961**	2,411
Total assets	**$13,807**	$16,685
Deposits	**$4,683**	$4,729
Assigned funds and other liabilities	**8,088**	10,705
Assigned capital	**1,036**	1,251
Total funds	**$13,807**	$16,685
PERFORMANCE RATIOS		
Return on assigned capital	**14%**	(30)%
Noninterest income to operating revenue	**45**	34
Efficiency	**46**	71
Efficiency, excluding strategic repositioning	**57**	49
OTHER INFORMATION		
Total nonperforming assets	**$187**	$220
Net charge-offs	**$137**	$209
Average FTEs	**2,123**	2,424
Institutional lending repositioning		
Loans held for sale		
Credit exposure	**$564**	$4,594
Outstandings	**$245**	$2,294
Exit portfolio		
Credit exposure	**$413**	$2,262
Outstandings		$192

Corporate Banking provides credit, equipment leasing, treasury management and capital markets products and services to mid-sized corporations, government entities and selectively to large corporations primarily within PNC's geographic region. Additionally, PNC, through the Corporate Banking line of business, administers Market Street Funding Corporation ("Market Street"), a multi-seller asset-backed commercial paper conduit. The strategic focus for Corporate Banking is to adapt its institutional expertise to the middle market with an emphasis on higher-margin noncredit products and services, especially treasury management and capital markets, and to improve the risk/return characteristics of the lending business. Corporate Banking intends to continue its efforts to manage credit risk, liquidate loans held for sale and sustain relationships with traditional customers emphasizing noncredit products.

During 2002, Corporate Banking made significant progress in the repositioning of its institutional lending business. The exit and held for sale portfolios at December 31, 2002 had total credit exposure of $977 million including outstandings of $245 million, a reduction in outstandings of approximately 90% from December 31, 2001. The Corporation is continuing to pursue liquidation of the remaining institutional held for sale portfolio. Gains and losses may result from the liquidation of loans held for sale to the extent actual performance differs from estimates inherent in the recorded amounts or if valuations change. A total of $155 million of net gains on loans held for sale was recognized in 2002. Gains realized in 2002 resulted from a more active market than was anticipated at the time the loans were transferred to held for sale, the negotiation of individual loan sales rather than bulk transactions, and sales occurring faster than expected. Additionally, declines in credit exposure resulting from payments, refinancings and reductions in credit facilities also contributed to the gains in 2002. These gains were partially offset by additional valuation adjustments required on certain credit facilities remaining in the portfolio. See 2001 Strategic Repositioning in the Consolidated Balance Sheet Review section and Critical Accounting Policies And Judgments in the Risk Factors section of this Financial Review for additional information.

Corporate Banking earned $150 million in 2002 compared with a net loss of $375 million in 2001. Operating income was $69 million in 2002 compared with $326 million in 2001. The decline was due to higher credit costs and lower revenue attributable to the institutional lending downsizing.

Operating revenue of $631 million for 2002 decreased $133 million compared with 2001. Net interest income for 2002 decreased $159 million compared with 2001 primarily due to the impact on treasury management deposits of a decline in interest rates combined with the reduction in average loans resulting from the ongoing institutional lending downsizing. Noninterest income increased $26 million compared with 2001 primarily due to higher treasury management fees in 2002 and valuation losses associated with equity investments in 2001.

Total credit costs were $203 million for 2002 compared with $733 million for 2001. Credit costs for 2002 consisted of the provision for credit losses while the 2001 period included $57 million reflected in provision for credit losses and $676 million reflected in the institutional lending repositioning charge that represented net charge-offs. Valuation adjustments totaling $215 million for loans already designated as held for sale are also reflected in the 2001 institutional lending repositioning charge. Net charge-offs were $137 million for 2002 compared with $209 million in 2001 excluding the repositioning amount described above. The provision for credit losses for 2002 covered charge-offs of $90 million related to two Market Street liquidity facilities and included a $24 million reserve for a single airline industry credit and the impact of refinements to the Corporation's reserve methodology related to impaired loans and pooled reserves. See Market Street in the Risk Management section of this Financial Review for additional information.

Treasury management, capital markets and equipment leasing products offered through Corporate Banking are sold by several businesses across the Corporation and related revenue net of expense is included in the results of those businesses. Consolidated revenue from treasury management was $343 million for 2002, an increase of $12 million compared with 2001, as higher fee revenue was partially offset by lower income earned on customers' deposit balances. Consolidated revenue from capital markets was $104 million for 2002, a decrease of $19 million compared with 2001 primarily due to lower transaction volume attributable to the weak economic and market conditions.

Nonperforming assets were $187 million at December 31, 2002 compared with $220 million at December 31, 2001. The decrease was primarily due to the Corporation's continued liquidation of the institutional lending held for sale portfolio.

WHOLESALE BANKING
PNC REAL ESTATE FINANCE

Year ended December 31 Taxable-equivalent basis Dollars in millions	2002	2001
INCOME STATEMENT		
Net interest income	**$117**	$118
Noninterest income		
Commercial mortgage banking	**65**	58
Other	**44**	37
Total noninterest income	**109**	95
Operating revenue	**226**	213
Provision for credit losses	**(10)**	16
Noninterest expense	**160**	139
Goodwill amortization		18
Operating income	**76**	40
Strategic repositioning:		
Institutional lending repositioning		34
Severance costs		1
Net (gains) on loans held for sale	**(3)**	
Pretax earnings	**79**	5
Minority interest (benefit) expense	**(2)**	
Income tax (benefit) expense	**(9)**	(33)
Earnings	**$90**	$38
AVERAGE BALANCE SHEET		
Loans		
Commercial real estate	**$2,230**	$2,337
Commercial – real estate related	**1,471**	1,751
Total loans	**3,701**	4,088
Commercial mortgages held for sale	**271**	273
Other loans held for sale	**141**	6
Other assets	**905**	923
Total assets	**$5,018**	$5,290
Deposits	**$750**	$518
Assigned funds and other liabilities	**3,876**	4,375
Assigned capital	**392**	397
Total funds	**$5,018**	$5,290
PERFORMANCE RATIOS		
Return on assigned capital	**23%**	10%
Noninterest income to operating revenue	**48**	45
Efficiency	**63**	60
Efficiency, excluding strategic repositioning	**64**	58
OTHER INFORMATION		
Total nonperforming assets	**$2**	$6
Net (recoveries) charge-offs	**$(6)**	$30
Average FTEs	**789**	743
Institutional lending repositioning		
Loans held for sale		
Credit exposure	**$49**	$324
Outstandings	**$44**	$244
Exit portfolio		
Credit exposure	**$25**	$30
Outstandings	**$4**	$5
COMMERCIAL MORTGAGE SERVICING PORTFOLIO (a)		
January 1	**$68**	$54
Acquisitions/additions	**19**	25
Repayments/transfers	**(13)**	(11)
Total	**$74**	$68

(a) Dollars in billions.

PNC Real Estate Finance specializes in financial solutions for the acquisition, development, permanent financing and operation of commercial real estate nationally. PNC Real Estate Finance offers treasury and investment management, access to the capital markets, commercial mortgage loan servicing and other products and services to clients that develop, own, manage or invest in commercial real estate. PNC's commercial real estate financial services platform provides processing services through Midland Loan Services, Inc. ("Midland"). Midland is a leading third-party provider of loan servicing and technology to the commercial real estate finance industry. Columbia Housing Partners, L.P. ("Columbia Housing") is a national syndicator of affordable housing equity. Certain incremental activities related to Columbia Housing will continue to require regulatory approvals due to the existence of the Corporation's regulatory agreements.

PNC Real Estate Finance seeks to have a more balanced and valuable revenue stream by focusing on real estate processing businesses and increasing the value of its lending business by seeking to sell more fee-based products to lending customers.

PNC Real Estate Finance earned $90 million in 2002 compared with $38 million in 2001. Excluding goodwill amortization expense in 2001, operating income increased $18 million in 2002 compared with the prior year due to the impact of higher gains on sales of commercial mortgage loans and lower credit costs in 2002 partially offset by higher noninterest expense. Average loans decreased 9% in the year-to-year comparison reflecting the impact of the institutional lending repositioning.

Operating revenue was $226 million for 2002 compared with $213 million for 2001. The increase was primarily due to higher gains on sales of commercial mortgage loans.

Noninterest expense increased $21 million for 2002 compared with the prior year primarily due to impairment charges related to affordable housing partnership assets and a full year of expenses for a lending business acquired in the fourth quarter of 2001.

The commercial mortgage servicing portfolio grew 9% to $74 billion at December 31, 2002. Midland, as a third-party servicer, is required to comply with various contractual obligations, including the obligation to advance funds for delinquent borrower payments and property protection purposes, and to monitor property taxes and insurance. A total of $80 million of advances were outstanding at December 31, 2002. Midland has priority to recover these advances before the security holders of the related securitizations.

The provision for credit losses for the year ended December 31, 2002 reflected the benefit of a net recovery in the exited warehouse lending business of $6 million and the impact of refinements to the Corporation's reserve methodology related to impaired loans and pooled reserves.

During 2002, PNC Real Estate Finance made significant progress in downsizing its institutional lending business. The exit and held for sale portfolios at December 31, 2002 had total credit exposure of $74 million including outstandings of $48 million, a reduction in outstandings of approximately 81% since December 31, 2001. Of these amounts, $49 million of credit exposure and $44 million of outstandings were classified as held for sale as of December 31, 2002. The Corporation is continuing to pursue liquidation of the remaining institutional lending held for sale portfolio. Gains and losses may result from the liquidation of loans held for sale to the extent actual performance differs from estimates inherent in the recorded amounts or if valuations change. See 2001 Strategic Repositioning in the Consolidated Balance Sheet Review section of this Financial Review for additional information.

WHOLESALE BANKING
PNC BUSINESS CREDIT

Year ended December 31 Taxable-equivalent basis Dollars in millions	2002	2001
INCOME STATEMENT		
Net interest income	**$134**	$104
Noninterest income	**59**	30
Operating revenue	**193**	134
Provision for credit losses	**64**	19
Noninterest expense	**53**	29
Goodwill amortization		2
Operating income	**76**	84
Strategic repositioning:		
Institutional lending repositioning		48
Net losses on loans held for sale	**11**	
Pretax earnings	**65**	36
Income taxes	**25**	14
Earnings	**$40**	$22
AVERAGE BALANCE SHEET		
Loans	**$3,535**	$2,331
Loans held for sale	**68**	72
Other assets	**234**	60
Total assets	**$3,837**	$2,463
Deposits	**$84**	$77
Assigned funds and other liabilities	**3,503**	2,223
Assigned capital	**250**	163
Total funds	**$3,837**	$2,463
PERFORMANCE RATIOS		
Return on assigned capital	**16%**	13%
Noninterest income to operating revenue	**31**	22
Efficiency	**29**	30
Efficiency, excluding strategic repositioning	**27**	22
OTHER INFORMATION		
Total nonperforming assets	**$142**	$109
Net charge-offs	**$32**	$19
Marketing locations	**23**	14
Average FTEs	**241**	137
Institutional lending repositioning		
Loans held for sale		
Credit exposure	**$13**	$40
Outstandings	**$9**	$30

PNC Business Credit provides asset-based lending, treasury management and capital markets products and services to middle market customers nationally. PNC Business Credit's lending services include loans secured by accounts receivable, inventory, machinery and equipment, and other collateral, and its customers include manufacturing, wholesale, distribution, retailing and service industry companies.

In January 2002, PNC Business Credit acquired a portion of NBOC's U.S. asset-based lending business in a purchase business combination. See Note 2 NBOC Acquisition for additional information.

PNC Business Credit earned $40 million in 2002 compared with $22 million in 2001. Operating income for 2002 was $76 million compared with $84 million in 2001. Operating income for 2002 included revenue and expense resulting from the NBOC acquisition and a $28 million benefit resulting from a reduction in the NBOC put option liability. The impact of these items was more than offset by an increase of $45 million in the provision for credit losses.

Operating revenue was $193 million for 2002, a $59 million increase compared with 2001 as both net interest income and noninterest income increased. The increase in net interest income for 2002 reflected a net increase of $1.2 billion or 52% in total average loans for the period resulting primarily from the NBOC acquisition. Noninterest income for 2002 included a $28 million benefit resulting from a reduction in the put option liability related to the NBOC acquisition. Noninterest income for 2001 included gains on sales of equity interests received as compensation in conjunction with lending relationships. There were no such gains in 2002.

The provision for credit losses for 2002 was $64 million compared with $19 million for 2001. Net charge-offs were $32 million for 2002 compared with $19 million a year ago. The provision for credit losses increased in 2002 as additions to reserves were made due to a decline in credit quality and the impact of refinements to the Corporation's reserve methodology related to impaired loans and pooled reserves. PNC Business Credit loans, including those acquired in the NBOC acquisition, are secured loans to borrowers, many who are highly leveraged, experiencing rapid growth, or have elected to utilize asset-based financing. As a result, the risk profile of these loans typically reflects a higher risk of default and a greater proportion being classified as nonperforming. The impact of these loans on the provision for credit losses and the level of nonperforming assets may be even more pronounced during periods of economic downturn consistent with PNC Business Credit's recent experience. PNC Business Credit attempts to manage this risk through the stringent control of the borrowers' collateral. Therefore, net charge-offs on asset-based loans have historically been relatively low due to recoveries provided by the underlying collateral. Compensation for this higher risk of default is obtained by way of higher interest rates charged.

Total noninterest expense increased $24 million to $53 million for 2002 primarily due to costs added with the NBOC acquisition.

Nonperforming assets were $142 million at December 31, 2002 compared with $109 million at December 31, 2001. The increase was primarily due to the transfer of a single credit to nonperforming status that was partially offset by reductions to credits through managed liquidation and run-offs.

PNC Business Credit's balance sheet included several credits that were part of the Corporation's institutional lending repositioning. Credit exposure of $13 million, including $9 million of outstandings classified as held for sale, remained at December 31, 2002.

PNC ADVISORS

Year ended December 31 Taxable-equivalent basis Dollars in millions	2002	2001
INCOME STATEMENT		
Net interest income	**$100**	$128
Noninterest income		
Investment management and trust	**334**	393
Brokerage	**131**	130
Other	**89**	84
Total noninterest income	**554**	607
Operating revenue	**654**	735
Provision for credit losses	**4**	2
Noninterest expense	**497**	497
Goodwill amortization		7
Pretax earnings	**153**	229
Income taxes	**56**	86
Earnings	**$97**	$143
AVERAGE BALANCE SHEET		
Loans		
Consumer	**$1,228**	$1,103
Residential mortgage	**501**	848
Commercial	**460**	528
Other	**320**	384
Total loans	**2,509**	2,863
Other assets	**420**	467
Total assets	**$2,929**	$3,330
Deposits	**$2,007**	$2,058
Assigned funds and other liabilities	**399**	730
Assigned capital	**523**	542
Total funds	**$2,929**	$3,330
PERFORMANCE RATIOS		
Return on assigned capital	**19%**	26%
Noninterest income to operating revenue	**85**	83
Efficiency	**76**	68
OTHER INFORMATION		
Total nonperforming assets	**$5**	$4
Net charge-offs	**$4**	$2
Brokerage assets administered (in billions)	**$32**	$28
Full service brokerage offices	**106**	113
Financial consultants	**615**	681
Margin loans	**$260**	$309
Average FTEs	**3,351**	3,598
ASSETS UNDER MANAGEMENT (a)(b)		
Personal investment management and trust	**$41**	$47
Institutional trust	**9**	13
Total	**$50**	$60
ASSET TYPE (b)		
Equity	**$26**	$36
Fixed income	**17**	17
Liquidity	**7**	7
Total	**$50**	$60

(a) Excludes brokerage assets administered
(b) At December 31 – in billions.

PNC Advisors provides a full range of tailored investment, trust and private banking products and services to affluent individuals and families, including full-service brokerage through J.J.B. Hilliard, W.L. Lyons, Inc. ("Hilliard Lyons") and investment consulting and trust services to the ultra-affluent through Hawthorn. PNC Advisors also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides defined contribution plan services and investment options through its Vested Interest® product.

PNC Advisors continues to emphasize deepening customer relationships through a focused retention program and a broad array of products. The business was adversely affected in 2002 by the depressed financial markets and the impact on its clients. The business is addressing the industry-wide issue of appropriate expense levels in light of the challenging equity markets and loss of client wealth.

PNC Advisors earned $97 million in 2002 compared with $143 million in 2001. The earnings decline was driven by lower operating revenue and the impact of litigation costs.

Operating revenue for 2002 decreased $81 million compared with the prior year. The run-off of residential mortgages along with a narrower net interest margin, resulted in a $28 million decline in net interest income. Investment management and trust fees declined $59 million, resulting from depressed financial market conditions, a net outflow of customers, and the recognition of a positive revenue accrual adjustment of $15 million in 2001.

PNC Advisors provides investment management services directly, through funds and accounts managed by BlackRock and through funds managed by unaffiliated investment managers. In July 2002, the Corporation and BlackRock entered into a revised agreement with respect to investment management services. The agreement includes a reduction in the rate of fees received from BlackRock based on current market conditions and the impact of a reduction in the level of PNC Advisors' customer assets managed by BlackRock. This agreement reduced PNC Advisors' investment management and trust fees by $6 million in 2002.

On January 14, 2003, an arbitration panel with the National Association of Securities Dealers ruled against Hilliard Lyons and some of its employees with respect to a claim filed by First of Michigan Corporation (now Fahnestock & Co., Inc.) arising out of Hilliard Lyons' hiring of brokers and support staff from First of Michigan in late 1997 and spring 1998. The events underlying First of Michigan's claims all occurred prior to PNC's acquisition of Hilliard Lyons in December 1998. The award in favor of First of Michigan in the amount of $22 million (including $16 million in damages and $6 million in interest and costs) resulted in a 2002 pretax charge at PNC Advisors of $10 million, after taking into account the application of related reserves and accruals.

Assets under management and related noninterest income are closely tied to the performance of the equity markets. Management expects that revenues in this business will continue to be challenged until equity market conditions and investment performance improve for a sustained period. Assets under management decreased $10 billion primarily due to the decline in the value of the equity component of customers' portfolios. Brokerage assets administered by Hilliard Lyons were $32 billion at December 31, 2002 compared with $28 billion at December 31, 2001 and were also impacted by weak equity market conditions.

During the second quarter of 2002, Hilliard Lyons acquired from Regional Community Banking the branch-based brokerage business that formerly operated under the PNC Brokerage brand name. This business was combined with Hilliard Lyons' brokerage operations and now provides services in the branch network under the PNC Investments brand name. However, the revenue and expense related to the branch-based brokerage business continues to be included in the results of Regional Community Banking. Consolidated revenue from brokerage was $195 million for 2002 compared with $206 million for 2001.

BLACKROCK

Year ended December 31 Dollars in millions	2002	2001
INCOME STATEMENT		
Investment advisory and administrative fees	**$519**	$495
Other income	**58**	38
Total revenue	**577**	533
Operating expense	**321**	292
Fund administration and servicing costs – affiliates	**40**	61
Amortization of goodwill and other intangible assets	**1**	10
Total expense	**362**	363
Operating income	**215**	170
Nonoperating income	**9**	11
Pretax earnings	**224**	181
Income taxes	**91**	74
Earnings	**$133**	$107
PERIOD-END BALANCE SHEET		
Intangible assets	**$183**	$182
Other assets	**681**	502
Total assets	**$864**	$684
Liabilities	**$229**	$198
Stockholders' equity	**635**	486
Total liabilities and stockholders' equity	**$864**	$684
PERFORMANCE DATA		
Return on equity	**24%**	25%
Operating margin (a)	**40**	36
Diluted earnings per share	**$2.04**	$1.65
OTHER INFORMATION		
Average FTEs	**823**	758
ASSETS UNDER MANAGEMENT(b)		
Separate accounts		
Fixed income	**$157**	$119
Liquidity	**6**	7
Liquidity – securities lending	**6**	11
Equity	**10**	10
Alternative investment products	**5**	5
Total separate accounts	**184**	152
Mutual funds (c)		
Fixed income	**19**	16
Liquidity	**66**	62
Equity	**4**	9
Total mutual funds	**89**	87
Total assets under management	**$273**	$239

(a) Excludes the impact of fund administration and servicing costs - affiliates.
(b) December 31 – in billions.
(c) Includes BlackRock Funds, BlackRock Provident Institutional Funds, BlackRock Closed End Funds, Short Term Investment Fund and BlackRock Global Series Funds.

The financial information presented above reflects BlackRock on a stand-alone basis. BlackRock is approximately 69% owned by PNC and is consolidated into PNC's financial statements. Accordingly, approximately 31% of BlackRock's earnings were recognized as a minority interest expense in the Consolidated Statement Of Income.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $273 billion of assets under management at December 31, 2002. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of fixed income, liquidity and equity mutual funds, separate accounts and alternative investment products. Mutual funds include the flagship fund families - BlackRock Funds and BlackRock Provident Institutional Funds. In addition, BlackRock provides risk management and investment system services to institutional investors under the BlackRock Solutions brand name. BlackRock continues to focus on delivering superior relative investment performance to clients while pursuing strategies to build on core strengths and to selectively expand the firm's expertise and breadth of distribution.

BlackRock earned $133 million in 2002 compared with $107 million in 2001. Total revenue for 2002 increased $44 million, or 8%, compared with 2001 as a result of higher fees from separate account assets, institutional liquidity fund assets and new closed-end fund offerings. BlackRock also benefited in the comparison from the cessation of goodwill amortization expense in 2002.

Excluding goodwill amortization, expenses increased $8 million, or 2%, in the year-to-year comparison in support of revenue growth and business expansion. Operating expense growth in 2002 was partially offset by lower fund administration and servicing costs-affiliates.

The lower levels of PNC client assets invested in the BlackRock Funds and the effect of the revised investment services agreement resulted in a reduction in fund administration and servicing costs-affiliates of approximately $21 million for the year ended December 31, 2002. In July 2002, BlackRock and the Corporation entered into a revised agreement with respect to investment management services. The agreement includes a reduction in the rate of fees paid to PNC Advisors based on current market conditions and the impact of a reduction in the level of PNC Advisors' customer assets managed by BlackRock. PNC client-related assets subject to fund administration and servicing payments declined approximately $4.8 billion for the year ended December 31, 2002.

During 2002, BlackRock adopted a new long-term incentive and retention program for key employees, subject to approval by BlackRock's stockholders at their next annual meeting in May 2003. The program seeks to provide continuity of the management team while promoting development of the firm's future leaders. See BlackRock Long-Term Incentive and Retention Plan in this Financial Review for further information.

BlackRock is listed on the New York Stock Exchange under the symbol BLK. Additional information about BlackRock is available in its SEC filings at *www.sec.gov*.

PFPC

Year ended December 31 Dollars in millions	2002	2001
INCOME STATEMENT		
Fund servicing revenue	**$817**	$846
Operating expense	**669**	644
Goodwill amortization		40
(Accretion)/amortization of other intangibles, net	**(19)**	(15)
Operating income	**167**	177
Nonoperating income (a)	**10**	14
Debt financing	**88**	94
Facilities consolidation and other charges	**(19)**	36
Pretax earnings	**108**	61
Income taxes	**43**	25
Earnings	**$65**	$36
AVERAGE BALANCE SHEET		
Intangible assets	**$1,028**	$1,065
Other assets	**860**	706
Total assets	**$1,888**	$1,771
Assigned funds and other liabilities	**$1,680**	$1,563
Assigned capital	**208**	208
Total funds	**$1,888**	$1,771
PERFORMANCE RATIOS		
Return on assigned capital	**31%**	17%
Operating margin	**23**	17
OTHER INFORMATION		
Average FTEs	**5,834**	5,737
SERVICING STATISTICS (b)		
Accounting/administration assets		
Domestic	**$481**	$514
Foreign	**29**	21
Total	**$510**	$535
Custody assets	**$336**	$357
Shareholder accounts (in millions)	**51**	49

(a) Net of nonoperating expense.
(b) At December 31. Dollars in billions.

PFPC is the largest full-service mutual fund transfer agent and second largest provider of mutual fund accounting and administration services in the United States, offering a wide range of fund services to the investment management industry. PFPC also provides processing solutions to the international marketplace through its Ireland and Luxembourg operations.

The financial results for this business may be significantly impacted by the net gain or loss of large clients or groups of smaller clients and by shifts in client assets between higher and lower margin products. During 2002, PFPC was adversely impacted by depressed financial market conditions, a shift in client assets from equity to fixed income products and client attrition. Management is addressing the revenue/expense relationship of this business given current conditions. PFPC is focused on retaining its long-standing customers and has recently won several pieces of new business, partially offsetting the revenue impact of client attrition, including the loss of one large transfer agency client that will occur in the first quarter of 2003.

PFPC is also focusing technological resources on targeting Web-based initiatives, streamlining operations and developing flexible system architecture and client-focused servicing solutions. To meet the growing needs of the European marketplace, PFPC is also continuing to expand offshore.

PFPC earned $65 million in 2002 compared with $36 million in 2001. Earnings for 2002 improved compared with the prior year due to a reduction in the facilities consolidation reserve originally established in 2001, a one-time revenue adjustment of $13 million related to the renegotiation of a customer contract in 2002 and the cessation of goodwill amortization expense in 2002. Excluding those items, earnings declined due to lower fund servicing revenue and narrower operating margins in this business.

In the fourth quarter of 2001, PFPC incurred $36 million of pretax charges largely related to a plan to consolidate certain facilities as a follow-up to the integration of the Investor Services Group acquisition. The charges primarily reflected termination costs related to exiting certain lease agreements and the abandonment of related leasehold improvements. During 2002, the facilities strategy was modified and certain originally contemplated relocations will not occur. PFPC also benefited in 2002 from the adoption of the new goodwill accounting standard that reduced amortization expense by $40 million compared with 2001. These benefits were partially offset by higher staff-related costs and $8 million of charges related to an equity investment. The cost of integration, technology and infrastructure investments, coupled with a shift in both product and client mix, continued to exert pressure on operating margins. Margins are expected to remain under pressure at least until equity markets and investor sentiment and demand improve for a sustained period.

Fund servicing revenue and operating expenses have been adjusted in both periods presented to reflect the reclassification of distribution and underwriting fees received and passed through to external brokers under selling agreements which had been previously presented on a net basis. This reclassification had no impact on operating income.

Revenue of $817 million for 2002 decreased $29 million compared with 2001, despite the one-time benefit of $13 million described above. The positive impact of new sales of accounting/administration services and offshore growth could not overcome revenue declines resulting from client attrition and equity market declines that impacted both transfer agency activity levels and net asset valuations.

Operating expense increased $25 million or 4% in the year-to-year comparison primarily due to increased staff levels for new product support. In the second half of 2002, PFPC began a series of initiatives designed to improve efficiency. These included such items as consolidating transfer agency platforms, increasing automation and executing planned facilities consolidation. PFPC's goal is to achieve at least $50 million in run rate expense reductions over time before considering the impact of reinvestment in technology and new business. Accordingly, during 2002 the workforce was reduced as average FTEs declined from 6,082 in January to 5,401 in December.

Operating income for 2002 and 2001 included accretion of a discounted client contract liability of $35 million and $30 million, respectively.

Accounting/administration net assets have decreased compared with the 2001 period as the impact of depressed financial markets and changes in domestic client mix have more than offset successful offshore sales efforts. Custody assets have declined primarily due to changes in client relationships.

CONSOLIDATED STATEMENT OF INCOME REVIEW

NET INTEREST INCOME

Changes in net interest income and margin result from the interaction among the volume and composition of earning assets, related yields and associated funding costs. Accordingly, portfolio size, composition and yields earned and funding costs can have a significant impact on net interest income and margin. See the Average Consolidated Balance Sheet and Net Interest Analysis for additional information.

Taxable equivalent net interest income was $2.210 billion for 2002, down $68 million, or 3%, from $2.278 billion for 2001. The decline in net interest income for 2002 compared with the prior year reflected the effects of a lower rate environment and growth in average transaction deposits in 2002 that was more than offset by the impact of the continued downsizing of the loan portfolio. The net interest margin widened 15 basis points to 3.99% for 2002 compared with 3.84% for 2001. The widening of the net interest margin for 2002 resulted from the impact of changes in balance sheet composition and a lower interest rate environment, combined with a steep yield curve. See Interest Rate Risk in the Risk Management section of this Financial Review for additional information.

PROVISION FOR CREDIT LOSSES

The provision for credit losses was $309 million for 2002 compared with $903 million for 2001. Provision expense for 2001 reflected $714 million for net charge-offs associated with institutional lending repositioning initiatives. Excluding this amount, the provision for credit losses increased $120 million in 2002. The provision for 2002 reflected additions to reserves for PNC Business Credit and Corporate Banking and losses in Corporate Banking primarily related to Market Street Funding Corporation ("Market Street") liquidity facilities. See Credit Risk in the Risk Management section and Critical Accounting Policies And Judgments in the Risk Factors section of this Financial Review for additional information regarding credit risk.

Net charge-offs were $223 million, or .60%, of average loans for 2002 compared with $948 million or 2.12%, respectively, for 2001. Net charge-offs for 2001 included $804 million related to institutional lending repositioning initiatives. Excluding this amount, net charge-offs increased $79 million in 2002 primarily due to two charge-offs totaling $90 million related to Market Street liquidity facilities. See Market Street Funding Corporation in this Financial Review for additional information.

NONINTEREST INCOME

Noninterest income was $3.197 billion for 2002 compared with $2.652 billion for 2001.

Asset management fees totaled $853 million for 2002, up $5 million compared with 2001. The increase primarily reflected an increase in separate account base fee revenue arising from growth in assets under management at BlackRock, partially offset by lower asset management fees at PNC Advisors primarily due to weak equity markets in 2002 and the recognition of $15 million of revenue accrual adjustments that benefited 2001. Consolidated assets under management were $313 billion at December 31, 2002, an increase of $29 billion compared with December 31, 2001, due to growth at BlackRock.

Fund servicing fees decreased $17 million, to $816 million, for 2002 compared with 2001. Excluding a one-time benefit of approximately $13 million related to the renegotiation of a client contract recognized during 2002 at PFPC, fund servicing fees decreased $30 million in 2002. Depressed financial market conditions, pricing and other competitive factors including customer attrition contributed to the decline in 2002.

Service charges on deposits were $227 million for 2002 compared with $218 million for 2001. The increase in 2002 reflected the benefit of an increase in average transaction deposits that offset the impact of price reductions from comparable services.

Brokerage fees declined $11 million, to $195 million, for 2002 compared with the prior year as lower sales commissions resulted from the impact of depressed financial market conditions and lower trading volumes.

Consumer services revenue increased $10 million, to $239 million, for 2002 compared with 2001, reflecting additional fees from ATM and debit card transactions arising from increased transaction volumes.

Corporate services revenue totaled $526 million for 2002 compared with $60 million for 2001. Net gains in excess of valuation adjustments related to the liquidation of institutional loans held for sale totaled $147 million in 2002, while revenue in 2001 was adversely impacted by valuation adjustments on loans held for sale of $259 million. Excluding these items, corporate services revenue increased $60 million in 2002 primarily due to growth in treasury management fees and higher gains from commercial mortgage loan sales.

Equity management (private equity activities) net losses on portfolio investments were $51 million in 2002 compared with net losses of $179 million in 2001. See Equity Management Asset Valuation in the Critical Accounting Policies And Judgments section of this Financial Review for further information.

Net securities gains were $89 million for 2002 compared with $131 million for 2001.

Other noninterest income totaled $303 million for 2002 compared with $306 million for 2001. Other noninterest income for 2002 included a $28 million benefit resulting from a reduction in the put option liability related to the NBOC acquisition, a $14 million gain on the sale of a real estate investment and a lower level of asset write-downs compared with the prior year. The impact of these items was more than offset by lower revenue from trading activities in 2002 and lower gains related to securitizations in 2002. Net trading income included in other noninterest income was $91 million for 2002 compared with $142 million in 2001. See Note 8 Trading Activities for further information. Gains from securitization transactions totaled $12 million in 2002 compared with $31 million in 2001. See Note 15 Securitizations for further information.

NONINTEREST EXPENSE

Total noninterest expense was $3.227 billion for 2002 compared with $3.414 billion for 2001, a decline of $187 million. Noninterest expense for 2001 included the impact of charges totaling $135 million in connection with the vehicle leasing business including exit costs and additions to reserves related to insured residual value exposures, integration and severance costs of $56 million related to other strategic initiatives, and goodwill amortization expense of $117 million. Excluding these items, noninterest expense increased $121 million in 2002 compared with the prior year. The increase in noninterest expense in 2002 was primarily attributable to increases of $29 million, $25 million and $24 million at BlackRock, PFPC and PNC Business Credit, respectively. These increases reflected higher operating expenses to support revenue growth at PNC Business Credit and BlackRock and new product support at PFPC. In addition, noninterest expense for 2002 included $30 million of legal and consulting fees related to regulatory compliance and legal proceedings. Partially offsetting these increases in 2002 was the benefit of a $19 million reduction in facilities consolidation reserves at PFPC. The PFPC reserves were originally established in 2001 as part of the other strategic initiatives referred to above and are primarily related to a previously announced plan to consolidate selected facilities. The facilities strategy has been modified and certain originally contemplated relocations will not occur.

CONSOLIDATED BALANCE SHEET REVIEW

2001 STRATEGIC REPOSITIONING

PNC took several actions in 2001 to accelerate the strategic repositioning of its lending businesses that began in 1998. A total of $12.0 billion of credit exposure, including $6.2 billion of outstandings, were designated for exit or transferred to held for sale during 2001, of which $10.1 billion and $4.3 billion, respectively, related to the institutional lending portfolio. The remaining $1.9 billion of credit exposure and outstandings related to PNC's vehicle leasing business that is being discontinued.

At December 31, 2002, PNC's vehicle leasing business had $1.4 billion in assets that have been designated for exit comprised of vehicle leases with an aggregate residual value of $1.0 billion and $.4 billion of estimated future customer lease payments. As of December 31, 2002 there were approximately 64,800 active vehicle leases scheduled to mature over the next five years as follows: 22,900, 22,500, 13,000, 6,400, and less than 100 in years 2003, 2004, 2005, 2006 and 2007, respectively. The associated residual values are as follows: $400 million, $370 million, $180 million, $70 million and less than $.5 million, respectively. See 2001 Strategic Repositioning and Critical Accounting Policies And Judgments in the Risk Factors section of this Financial Review for additional information regarding certain risks associated with executing these strategies.

Details of the credit exposure and outstandings by business in the institutional lending held for sale and exit portfolios are included in the Wholesale Banking sections of the Review of Businesses within this Financial Review. A rollforward of the institutional lending held for sale portfolio follows:

Rollforward Of Institutional Lending Held For Sale Portfolio

In millions	Credit Exposure	Outstandings
January 1, 2002	$4,958	$2,568
Additions	119	249
Sales	(2,205)	(1,278)
Payments and other exposure reductions	(1,996)	(1,046)
Valuation adjustments, net	(250)	(195)
December 31, 2002	**$626**	**$298**

The liquidation of institutional loans held for sale resulted in net gains in excess of valuation adjustments of $147 million in 2002. Gains realized in 2002 resulted from a more active market than was anticipated at the time the loans were transferred to held for sale, the negotiation of individual loan sales rather than bulk transactions, and sales occurring faster than expected. Additionally, declines in credit exposure resulting from payments, refinancings and reductions in credit facilities also contributed to the gains in 2002. These gains were partially offset by additional valuation adjustments required on certain credit facilities remaining in the portfolio. Details by Wholesale Banking business follow.

Institutional Lending Held for Sale Activity

Year ended December 31, 2002 In millions	Net gains on liquidation	Valuation adjustments	Total
Corporate Banking	**$368**	**$(213)**	**$155**
PNC Real Estate Finance	**20**	**(17)**	**3**
PNC Business Credit	**9**	**(20)**	**(11)**
Total	**$397**	**$(250)**	**$147**

In addition to the actions taken regarding the institutional lending held for sale and exit portfolios, the Corporation also recorded charges in 2001 totaling $208 million in connection with other actions and additions to reserves. Reserves related to these actions totaled $133 million at December 31, 2002. The following table summarizes the changes to these reserves for 2002:

Rollforward Of Other Reserves Related To Fourth Quarter 2001 Actions

In millions	2001 Charge	Utilized in 2001	Utilized in 2002	At Dec. 31, 2002
Vehicle leasing	$135	$(11)	$(5)	**$119**
Asset impairment and severance costs	37	(24)	(13)	
Facilities consolidation and other charges	36		(22)	**14**
Total	$208	$(35)	$(40)	**$133**

The fourth quarter 2001 charge of $135 million in connection with the vehicle leasing business included exit costs and additions to reserves related to insured residual value exposures. At December 31, 2002, the related liability had been reduced to $119 million as a result of goodwill impairment of $11 million recorded in the fourth quarter of 2001 and a net $5 million reduction related to severance and contractual payments recorded in 2002 in connection with PNC's exit of this business.

The liability for asset impairment and severance costs was eliminated in 2002 as a result of asset write-downs and severance benefits paid totaling $24 million in the fourth quarter of 2001 and $13 million of severance benefits paid in 2002.

In the fourth quarter of 2001, PFPC incurred $36 million of pretax charges primarily related to a plan to consolidate certain facilities. The charges primarily reflected costs related to exiting certain lease agreements and the abandonment of related leasehold improvements. During the third quarter of 2002, the Corporation recognized a $19 million reduction of these charges as the facilities strategy has been modified and certain originally contemplated relocations will not occur.

See 2001 Strategic Repositioning in the Risk Factors section of this Financial Review for additional information regarding certain risks associated with executing these strategies.

LOANS

Loans were $35.5 billion at December 31, 2002 compared with $38.0 billion at December 31, 2001. The decline of $2.5 billion from the prior year was due to the impact of residential mortgage loan prepayments and sales, transfers to held for sale and the managed reduction of institutional loans, which more than offset the impact in 2002 of the NBOC acquisition and growth in home equity loans.

Details Of Loans

December 31 - in millions	2002	2001
Commercial		
Retail/wholesale	**$4,161**	$3,856
Manufacturing	**3,454**	3,352
Service providers	**1,906**	2,136
Real estate related	**1,481**	1,720
Financial services	**1,218**	1,362
Communications	**124**	139
Health care	**458**	517
Other	**2,185**	2,123
Total commercial	**14,987**	15,205
Commercial real estate		
Real estate projects	**1,750**	1,780
Mortgage	**517**	592
Total commercial real estate	**2,267**	2,372
Consumer		
Home equity	**8,108**	7,016
Automobile	**484**	773
Other	**1,262**	1,375
Total consumer	**9,854**	9,164
Residential mortgage	**3,921**	6,395
Lease financing		
Equipment	**3,560**	3,356
Vehicle	**1,521**	2,201
Total lease financing	**5,081**	5,557
Other	**415**	445
Unearned income	**(1,075)**	(1,164)
Total, net of unearned income	**$35,450**	$37,974

Loan portfolio composition continued to be diversified across PNC's footprint among numerous industries and types of businesses. At December 31, 2002, loans of $35.5 billion included $1.4 billion of vehicle leases, net of unearned income, and $4 million of commercial loans that have been designated for exit.

LOANS HELD FOR SALE

Loans held for sale totaled $1.6 billion at December 31, 2002, a decline of $2.6 billion, or 62%, from the balance at December 31, 2001. See 2001 Strategic Repositioning in this Financial Review for further information regarding the institutional lending held for sale portfolio, which accounted for $2.3 billion of the decline from the prior year. Education loans classified as held for sale declined $.3 billion to $1.0 billion at December 31, 2002. Substantially all education loans are classified as held for sale. Approximately $72 million of loans held at December 31, 2002 by companies formed with American International Group, Inc. ("AIG") are classified as loans held for sale in the consolidated financial statements, compared with $276 million of such loans at December 31, 2001. See Note 32 Subsequent Event.

Details Of Loans Held For Sale

December 31 - in millions	2002	2001
Institutional lending repositioning		
Commercial		
Manufacturing	**$126**	$810
Communications	**32**	690
Health care	**21**	73
Financial services	**17**	40
Service providers	**16**	333
Retail/wholesale	**12**	114
Real estate related	**2**	30
Other	**27**	223
Total commercial	**253**	2,313
Commercial real estate	**45**	248
Lease financing		7
Total institutional lending repositioning	**298**	2,568
Education loans	**1,035**	1,340
Other	**274**	281
Total loans held for sale	**$1,607**	$4,189

See Critical Accounting Policies And Judgments in the Risk Factors section of this Financial Review for additional information regarding loans held for sale.

NONPERFORMING, PAST DUE AND POTENTIAL PROBLEM ASSETS

Nonperforming assets include nonaccrual loans, troubled debt restructurings, nonaccrual loans held for sale and foreclosed assets. In addition, certain performing assets have interest payments that are past due or have the potential for future repayment problems.

Nonperforming Assets By Type

December 31 - dollars in millions	2002	2001
Nonaccrual loans		
Commercial	$226	$188
Lease financing	57	11
Consumer	11	3
Commercial real estate	7	4
Residential mortgage	7	5
Total nonaccrual loans	308	211
Troubled debt restructured	1	
Total nonperforming loans	309	211
Nonperforming loans held for sale (a)	97	169
Foreclosed assets		
Commercial real estate		1
Residential mortgage	6	3
Other	6	7
Total foreclosed assets	12	11
Total nonperforming assets	$418	$391
Nonperforming loans to total loans	.87%	.56%
Nonperforming assets to total loans, loans held for sale and foreclosed assets	1.13	.93
Nonperforming assets to total assets	.63	.56

(a) Includes troubled debt restructured loans held for sale of $17 million and $6 million as of December 31, 2002 and 2001, respectively.

Of the total nonperforming loans at December 31, 2002 and 2001, approximately 41% and 47%, respectively, are related to PNC Business Credit. These loans are to borrowers that often are highly leveraged, experiencing rapid growth, or have elected to utilize asset-based financing. As a result, the risk profile of these loans typically reflects a higher risk of default and a greater proportion of such loans being classified as nonperforming. Such loans are secured by accounts receivable, inventory, machinery and equipment, and other collateral. This secured position helps to mitigate risk of loss on these loans by reducing the reliance on cash flows for repayment. The above table excludes $40 million and $18 million of nonperforming equity management assets carried at estimated fair value at December 31, 2002 and December 31, 2001 and included in other assets on the Consolidated Balance Sheet. Nonperforming equity management assets at December 31, 2002 include $12 million of troubled debt restructured assets.

The amount of nonperforming loans that were current as to principal and interest was $107 million at December 31, 2002 and $93 million at December 31, 2001. The amount of nonperforming loans held for sale that were current as to principal and interest was $46 million at December 31, 2002 and $8 million at December 31, 2001.

Nonperforming Assets By Business

December 31 -- in millions	2002	2001
Regional Community Banking	$82	$52
Corporate Banking	187	220
PNC Real Estate Finance	2	6
PNC Business Credit	142	109
PNC Advisors	5	4
Total nonperforming assets	$418	$391

At December 31, 2002, Corporate Banking and PNC Business Credit had nonperforming loans held for sale of $83 million and $14 million, respectively.

Change In Nonperforming Assets

In millions	2002	2001
January 1	$391	$372
Transferred from accrual	887	852
Returned to performing	(30)	(28)
Principal reductions	(421)	(278)
Asset sales	(181)	(27)
Charge-offs and other	(228)	(500)
December 31	$418	$391

Credit quality was adversely impacted in 2002 and continued weakness or further weakening of the economy, or other factors that affect asset quality, could result in an increase in the number of delinquencies, bankruptcies or defaults, and a higher level of nonperforming assets, net charge-offs and provision for credit losses in future periods. See the Forward-Looking Statements section of this Financial Review for additional factors that could cause actual results to differ materially from forward-looking statements or historical performance.

Accruing Loans And Loans Held For Sale Past Due 90 Days Or More

	Amount		Percent of Total Outstandings	
December 31 Dollars in millions	2002	2001	2002	2001
Consumer	$40	$36	.41%	.39%
Residential mortgage	38	56	.97	.88
Commercial real estate	10	11	.44	.46
Commercial	41	54	.27	.36
Lease financing	1	2	.02	.05
Total loans	130	159	.37	.42
Loans held for sale	32	33	1.99	.79
Total loans and loans held for sale	$162	$192	.44%	.46%

Loans and loans held for sale not included in nonperforming or past due categories, but where information about possible credit problems causes management to be uncertain about the borrower's ability to comply with existing repayment terms over the next six months, totaled $297 million and $38 million, respectively, at December 31, 2002, compared with $87 million and $213 million, respectively, at December 31, 2001. Approximately 44% of these loans are in the PNC Business Credit portfolio and all of the loans held for sale relate to the institutional lending repositioning.

CREDIT RISK

Credit risk represents the possibility that a borrower, counterparty or insurer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions. The Corporation seeks to manage credit risk through, among others, diversification, limiting credit exposure to any single industry or customer, requiring collateral, selling participations to third parties, and purchasing credit-related derivatives.

Allowances For Credit Losses And Unfunded Loan Commitments And Letters Of Credit

The Corporation maintains an allowance for credit losses to absorb losses from the loan portfolio. The allowance is determined based on quarterly assessments of the probable estimated losses inherent in the loan portfolio. The methodology for measuring the appropriate level of the allowance consists of several elements, including specific allocations to impaired loans, allocations to pools of non-impaired loans and unallocated reserves. While allocations are made to specific loans and pools of loans, the total reserve is available for all loan losses. Enhancements and refinements to the reserve methodology during 2002 resulted in a reallocation of the allowance for credit losses among the Corporation's businesses and from unallocated to specific and pool categories.

In addition to the allowance for credit losses, the Corporation maintains an allowance for unfunded loan commitments and letters of credit. This amount, reported as a liability on the Consolidated Balance Sheet, is determined using estimates of the probability of the ultimate funding and losses related to those credit exposures. The methodology used is similar to the methodology used for determining the adequacy of the allowance for credit losses.

Specific allowances are established for loans considered impaired by a method prescribed by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." All nonperforming loans are considered impaired under SFAS No. 114. Specific allowances are determined for individual loans over a dollar threshold by PNC's Special Asset Committee based on an analysis of the present value of its expected future cash flows discounted at its effective interest rate, its observable market price or the fair value of the underlying collateral. A minimum specific allowance is established on all impaired loans at the applicable pool reserve allocation for similar loans.

Allocations to non-impaired commercial and commercial real estate loans (pool reserve allocations) are assigned to pools of loans as defined by PNC's business structure and internal risk rating categories. Key elements of the pool reserve methodology include expected default probabilities ("EDP"), loss given default ("LGD") and exposure at default ("EAD"). EDPs are derived from historical default analyses and are a function of the borrower's risk rating grade and expected loan term. LGDs are derived from historical loss data and are a function of the loan's collateral value and other structural factors that may affect the ultimate ability to collect on the loan. EADs are derived from banking industry and PNC's own exposure at default data. Enhancements and refinements to the reserve methodology in 2002 consisted of updating data elements in the pool reserve model. Specifically, the EDP, EAD and LGD parameters were enhanced to reflect updated historical performance data.

This methodology is sensitive to changes in key risk parameters such as EDPs and LGDs. In general, a given change in any of the major risk parameters will have a commensurate change in the pool reserve allocations to non-impaired commercial loans. Additionally, other factors such as the rate of migration in the severity of problem loans or changes in the maturity distribution of the loans will contribute to the final pool reserve allocations.

Consumer (including residential mortgage) loan allocations are made at a total portfolio level by consumer product line based on historical loss experience. A four-quarter average loss rate is computed as net charge-offs for the prior four quarters as a percentage of the average loan outstandings in those quarters. This loss rate is applied to loans outstanding at the end of the current period.

The final loan reserve allocations are based on this methodology and management's judgment of other qualitative factors which may include, among others, regional and national economic conditions, business segment and portfolio concentrations, historical versus estimated losses, model risk and changes to the level of credit risk in the portfolio.

Unallocated reserves are established to provide coverage for probable losses not considered in the specific, pool and consumer reserve methodologies, such as, but not limited to, potential judgment and data errors. Furthermore, events may have occurred as of the reserve evaluation date that are not yet reflected in the risk measures or characteristics of the portfolio due to inherent lags in information. Management's evaluation of these and other relevant factors determines the level of unallocated reserves established at the evaluation date.

The Reserve Adequacy Committee provides oversight for the allowance evaluation process, including quarterly evaluations and methodology and estimation changes. The results of the evaluations are reported to the Credit Committee of the Board of Directors.

Allocation Of Allowance For Credit Losses

December 31 Dollars in millions	2002 Allowance	2002 Loans to Total Loans	2001 Allowance	2001 Loans to Total Loans
Commercial	**$504**	**42.3%**	$392	40.0%
Commercial real estate	**52**	**6.4**	63	6.3
Consumer	**28**	**27.8**	39	24.1
Residential mortgage	**10**	**11.0**	8	16.8
Lease financing and other	**79**	**12.5**	58	12.8
Total	**$673**	**100.0%**	$560	100.0%

For purposes of this presentation, the unallocated portion of the allowance for credit losses of $112 million at December 31, 2002 and $143 million at December 31, 2001 has been assigned to loan categories based on the relative specific and pool allocation amounts. The unallocated portion of the allowance for credit losses represents 17% of the total allowance and .32% of total loans at December 31, 2002, compared with 26% and .38%, respectively, at December 31, 2001. Enhancements and refinements to the reserve methodology during 2002 resulted in a reallocation of the allowance for credit losses among the Corporation's businesses and from unallocated to specific and pool categories.

The provision for credit losses for 2002 and the evaluation of the allowances for credit losses and unfunded loan commitments and letters of credit as of December 31, 2002 reflected changes in loan portfolio composition, the net impact of downsizing credit exposure, the impact of refinements to the Corporation's reserve methodology and changes in asset quality. The provision includes amounts for probable losses on loans and credit exposure related to unfunded loan commitments and letters of credit.

Rollforward Of Allowance For Credit Losses

In millions	2002	2001
January 1	**$560**	$598
Charge-offs	**(267)**	(985)
Recoveries	**44**	37
Net charge-offs	**(223)**	(948)
Provision for credit losses	**309**	903
Acquired allowance	**41**	
Net change in allowance for unfunded loan commitments and letters of credit	**(14)**	7
December 31	**$673**	$560

Rollforward Of Allowance For Unfunded Loan Commitments And Letters Of Credit

In millions	2002	2001
January 1	**$70**	$77
Net change in allowance for unfunded loan commitments and letters of credit	**14**	(7)
December 31	**$84**	$70

The allowance as a percent of nonperforming loans and total loans was 218% and 1.90%, respectively, at December 31, 2002. The comparable year end 2001 percentages were 265% and 1.47%, respectively.

Charge-Offs And Recoveries

Year ended December 31 Dollars in millions	Charge-offs	Recoveries	Net Charge-offs	Percent of Average Loans
2002				
Commercial	**$194**	**$26**	**$168**	**1.06%**
Commercial real estate	**3**	**1**	**2**	**.08**
Consumer	**40**	**14**	**26**	**.27**
Residential mortgage	**5**	**1**	**4**	**.09**
Lease financing	**25**	**2**	**23**	**.55**
Total	**$267**	**$44**	**$223**	**.60**
2001				
Commercial	$876	$17	$859	4.37%
Commercial real estate	37	1	36	1.40
Consumer	42	16	26	.29
Residential mortgage	2	1	1	.01
Lease financing	28	2	26	.62
Total	$985	$37	$948	2.12

Net charge-offs were $223 million for 2002 compared with $948 million in 2001. For 2001, total net charge-offs included $804 million related to institutional lending repositioning initiatives, of which $673 million related to charges on loans transferred to held for sale.

CREDIT-RELATED INSTRUMENTS

Credit Default Swaps

Credit default swaps provide, for a fee, an assumption of a portion of the credit risk associated with the underlying financial instruments. The Corporation primarily uses such contracts to mitigate credit risk associated with commercial lending activities. At December 31, 2002, credit default swaps with $184 million in notional value were used by the Corporation to hedge credit risk associated with commercial lending activities and are included in the Other Derivatives table in the Financial And Other Derivatives section of this Financial Review. Net losses realized in connection with credit default swaps for 2002 were not significant.

Interest Rate Derivative Risk Participation Agreements

The Corporation enters into risk participation agreements to share credit exposure with other financial counterparties related to interest rate derivative contracts. Risk participation agreements executed by the Corporation to mitigate credit risk had a total notional value of $43 million at December 31, 2002. Additionally, risk participation agreements entered into in which the Corporation assumed credit exposure had a total notional value of $109 million at December 31, 2002. These agreements are considered to be financial guarantees and therefore are not included in the Financial And Other Derivatives section of this Financial Review.

SECURITIES

Total securities at December 31, 2002 were $13.8 billion compared with $13.9 billion at December 31, 2001. Securities represented 21% of total assets at December 31, 2002 compared with 20% at December 31, 2001.

At December 31, 2002, the securities available for sale balance included a net unrealized gain of $274 million, which represented the difference between fair value and amortized cost. The comparable amount at December 31, 2001 was a net unrealized loss of $132 million. Net unrealized gains and losses in the securities available for sale portfolio are included in accumulated other comprehensive income or loss, net of tax or, for the portion attributable to a hedged risk as part of a fair value hedge strategy, in net income. The expected weighted-average life of securities available for sale was 2 years and 8 months at December 31, 2002 compared with 4 years at December 31, 2001.

Securities designated as held to maturity are carried at amortized cost and were assets of companies formed with AIG that were consolidated in PNC's financial statements. In January 2003, these securities were sold and these companies were liquidated. See Note 32 Subsequent Events. The expected weighted-average life of securities held to maturity was 20 years and 2 months at December 31, 2002 compared with 18 years and 11 months at December 31, 2001.

Details Of Securities

In millions	Amortized Cost	Fair Value
December 31, 2002		
SECURITIES AVAILABLE FOR SALE		
Debt securities		
U.S. Treasury and government agencies	**$813**	**$826**
Mortgage-backed	**8,916**	**9,103**
Asset-backed	**2,699**	**2,780**
State and municipal	**61**	**63**
Other debt	**58**	**61**
Corporate stocks and other	**597**	**585**
Total securities available for sale	**$13,144**	**$13,418**
SECURITIES HELD TO MATURITY		
Debt securities		
U.S. Treasury and government agencies	**$276**	**$309**
Asset-backed	**8**	**8**
Other debt	**61**	**61**
Total securities held to maturity	**$345**	**$378**
December 31, 2001		
SECURITIES AVAILABLE FOR SALE		
Debt securities		
U.S. Treasury and government agencies	$808	$807
Mortgage-backed	9,669	9,578
Asset-backed	2,799	2,776
State and municipal	62	64
Other debt	75	75
Corporate stocks and other	264	245
Total securities available for sale	$13,677	$13,545
SECURITIES HELD TO MATURITY		
Debt securities		
U.S. Treasury and government agencies	$260	$257
Asset-backed	8	8
Other debt	95	95
Total securities held to maturity	$363	$360

EQUITY MANAGEMENT ACTIVITIES

At December 31, 2002, equity management (private equity activities) investments carried at estimated fair value totaled approximately $530 million. Approximately 56% of the amount is invested directly in a variety of companies and approximately 44% is invested in various limited partnerships. Equity management funding commitments totaled $173 million at December 31, 2002. The valuation of equity management assets is subject to the performance of the underlying companies as well as market conditions and may be volatile. There is a time lag in the Corporation's receipt of the financial information that is the primary basis for the valuation of the limited partnership interests. Consequently, PNC will recognize in the first quarter of 2003 valuation changes related to limited partnership investments that reflect the impact of fourth quarter 2002 market conditions and performance of the underlying companies. The Corporation continues to make private equity investments at a more moderate pace than prior years and consistent with current market conditions. More emphasis is being placed on the management of capital for other investors. See Equity Management Asset Valuation in the Risk Factors section of this Financial Review for additional information.

FUNDING SOURCES

Total funding sources were $54.1 billion at December 31, 2002 and $59.4 billion at December 31, 2001, a decrease of $5.3 billion corresponding to a decrease of $3.3 billion in total assets and increases in accrued expenses and other liabilities and in total shareholders' equity of $.9 billion and $1.0 billion, respectively. Total deposits decreased $2.3 billion from December 31, 2001 primarily due to a $1.1 billion decrease in deposits in foreign offices and a $.9 billion decrease in retail certificates of deposit. Borrowed funds decreased consistent with declines in total assets and earning assets.

Details Of Funding Sources

December 31 - in millions	2002	2001
Deposits		
Demand and money market	**$32,349**	$32,589
Savings	**2,014**	1,942
Retail certificates of deposit	**9,839**	10,727
Other time	**317**	472
Deposits in foreign offices	**463**	1,574
Total deposits	**44,982**	47,304
Borrowed funds		
Federal funds purchased	**38**	167
Repurchase agreements	**814**	954
Bank notes and senior debt	**4,400**	6,362
Federal Home Loan Bank borrowings	**1,256**	2,047
Subordinated debt	**2,423**	2,298
Other borrowed funds	**185**	262
Total borrowed funds	**9,116**	12,090
Total	**$54,098**	$59,394

LIQUIDITY

Liquidity represents the Corporation's ability to obtain cost-effective funding to meet the needs of customers as well as the Corporation's financial obligations. Liquidity is centrally managed by Asset and Liability Management, with oversight provided by the Executive Asset and Liability Committee and the Finance Committee of the Board of Directors.

The Corporation's main sources of funds to meet its liquidity requirements are access to the capital markets, sale of liquid assets, secured advances from the Federal Home Loan Bank, its core deposit base and the capability to securitize assets.

Access to capital markets is a key factor affecting liquidity management. Access to such markets is in part based on the Corporation's credit ratings, which are influenced by a number of factors including capital ratios, asset quality and earnings. Additional factors that impact liquidity include the maturity structure of existing assets, liabilities, and off-balance-sheet positions, the level of liquid securities and loans available for sale, and the Corporation's ability to securitize and sell various types of loans.

Liquid assets consist of short-term investments and securities available for sale. At December 31, 2002, such assets totaled $17.1 billion, with $9.5 billion pledged as collateral for borrowings, trust and other commitments. Secured advances from the Federal Home Loan Bank, of which PNC Bank, N.A. ("PNC Bank") PNC's principal bank subsidiary, is a member, are generally secured by residential mortgages, other real-estate related loans and mortgage-backed securities. At December 31, 2002, total unused borrowing capacity from the Federal Home Loan Bank under current collateral requirements was $10.0 billion. Funding can also be obtained through alternative forms of borrowing, including federal funds purchased, repurchase agreements and short-term and long-term debt issuance.

Liquidity for the parent company and PNC's non-bank subsidiaries is also generated through the issuance of securities in public or private markets and lines of credit. At December 31, 2002, the Corporation had unused capacity under effective shelf registration statements of approximately $3.3 billion of debt or equity securities and $400 million of trust preferred capital securities. The parent company had an unused line of credit of $460 million at December 31, 2002, which expires in 2003.

The principal source of parent company revenue and cash flow is the dividends it receives from PNC Bank. PNC Bank's dividend level may be impacted by its capital needs, supervisory policies, corporate policies, contractual restrictions and other factors. Also, there are statutory limitations on the ability of national banks to pay dividends or make other capital distributions. The amount available for dividend payments to the parent company by all bank subsidiaries without prior regulatory approval was approximately $460 million at December 31, 2002.

In addition to dividends from PNC Bank, other sources of parent company liquidity include cash and short-term investments, as well as dividends and loan repayments from other subsidiaries. As of December 31, 2002, the parent company had approximately $719 million in funds available from its cash and short-term investments or other funds available from unrestricted subsidiaries. Management expects that the parent company will have sufficient liquidity available to meet current obligations to its debt holders, vendors, and others and to pay dividends at current rates through 2003.

The following tables set forth contractual obligations and various commitments representing required and potential cash outflows as of December 31, 2002.

Contractual Obligations

December 31, 2002 - in millions	Total	Payment Due By Period: Less than one year	One to three years	Four to five years	After five years
Minimum annual rentals on noncancellable leases	**$1,016**	**$154**	**$263**	**$199**	**$400**
Remaining contractual maturities of time deposits	**10,619**	**5,718**	**3,360**	**824**	**717**
Borrowed funds	**9,116**	**3,122**	**3,195**	**1,754**	**1,045**
Capital securities of subsidiary trusts (a)	**848**				**848**
Total contractual cash obligations	**$21,599**	**$8,994**	**$6,818**	**$2,777**	**$3,010**

(a) Reflects the maturity of junior subordinated debentures held by subsidiary trusts.

Other Commitments (a)

December 31, 2002 - in millions	Total Amounts Committed	Amount Of Commitment Expiration By Period: Less than one year	One to three years	Four to five years	After five years
Standby letters of credit	**$3,681**	**$1,980**	**$1,402**	**$288**	**$11**
Loan commitments	**23,643**	**14,393**	**6,491**	**2,603**	**156**
Asset-backed commercial paper conduit	**3,215**	**3,164**	**51**		
Other commitments (b)	**690**	**390**	**162**	**125**	**13**
Total commitments	**$31,229**	**$19,927**	**$8,106**	**$3,016**	**$180**

(a) Other commitments are funding commitments that could potentially require performance in the event of demands by third parties or contingent events. Loan commitments are reported net of participations, assignments and syndications.
(b) Includes standby bond repurchase agreements, NBOC acquisition put option and equity funding commitments related to equity management and affordable housing.

CAPITAL

The access to and cost of funding new business initiatives, including acquisitions, the ability to engage in expanded business activities, the ability to pay dividends, the level of deposit insurance costs, and the level and nature of regulatory oversight depend, in large part, on a financial institution's capital strength. At December 31, 2002, each bank subsidiary of the Corporation was considered "well-capitalized" based on regulatory capital ratio requirements. See Supervision And Regulation in the Risk Factors section of this Financial Review and Note 1 Accounting Policies and Note 3 Regulatory Matters for additional information.

Risk-Based Capital

December 31 - dollars in millions	2002	2001
Capital components		
Shareholders' equity		
Common	**$6,849**	$5,813
Preferred	**10**	10
Trust preferred capital securities	**848**	848
Minority interest	**234**	134
Goodwill and other intangibles	**(2,446)**	(2,174)
Net unrealized securities (gains)/losses	**(179)**	86
Net unrealized gains on cash flow hedge derivatives	**(135)**	(98)
Equity investments in nonfinancial companies	**(34)**	
Other, net	**(26)**	(20)
Tier I risk-based capital	**5,121**	4,599
Subordinated debt	**1,350**	1,616
Minority interest	**36**	36
Eligible allowance for credit losses	**726**	707
Total risk-based capital	**$7,233**	$6,958
Assets		
Risk-weighted assets, including off-balance-sheet instruments and market risk equivalent assets	**$58,030**	$58,958
Adjusted average total assets	**62,967**	67,604
Capital ratios		
Tier I risk-based	**8.8%**	7.8%
Total risk-based	**12.5**	11.8
Leverage	**8.1**	6.8

The capital position is managed through balance sheet size and composition, issuance of debt and equity instruments, treasury stock activities, dividend policies and retention of earnings.

In January 2002, the Board of Directors authorized the Corporation to purchase up to 35 million shares of its common stock through February 29, 2004. These shares may be purchased in the open market or in privately negotiated transactions. This authorization terminated any prior authorization. During 2002, a total of 320,000 shares were repurchased under this program, all in the first quarter. Under this program, the Corporation currently expects to purchase between $250 million and $1 billion of its common stock during 2003. The extent and timing of any future share repurchases will depend on a number of factors including, among others, market and general economic conditions, regulatory capital considerations, alternative uses of capital and the potential impact on PNC's credit rating. Under applicable regulations, as long as PNC remains subject to its written agreement with the Federal Reserve, it must obtain prior regulatory approval to repurchase its common stock in amounts that exceed 10 percent of consolidated net worth in any 12-month period.

RISK FACTORS

The Corporation is subject to a number of risks including, among others, those described below and in the Risk Management and Forward-Looking Statements sections of this Financial Review. These factors and others could impact the Corporation's business, financial condition, results of operations and cash flows.

BUSINESS AND ECONOMIC CONDITIONS

The Corporation's business and results of operations are sensitive to general business and economic conditions in the United States. These conditions include the level and movement of interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy, in general, and the regional economies in which the Corporation conducts business. A sustained weakness or further weakening of the economy could decrease the value of loans held for sale, decrease the demand for loans and other products and services offered by the Corporation, increase usage of unfunded commitments or increase the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to the Corporation. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for credit losses, and valuation adjustments on loans held for sale. Changes in interest rates could affect the value of certain on-balance-sheet and off-balance-sheet financial instruments of the Corporation. Changes in interest rates could also affect the value of assets under management. In a period of rapidly rising interest rates, certain assets under management would likely be negatively impacted by reduced asset values and increased redemptions. Also, changes in equity markets could affect the value of equity investments and the value of net assets under management and administration. Declines in the equity markets adversely affected results in 2002 and 2001 and could continue to negatively affect noninterest revenues in future periods.

2001 STRATEGIC REPOSITIONING

The Corporation took several actions in 2001 to accelerate the strategic repositioning of its lending business that began in 1998. These actions entail a degree of risk pending completion.

At December 31, 2002, $626 million of institutional lending credit exposure including $298 million of outstandings were classified as held for sale. A total of $92 million of these loans was included in nonperforming assets at that date. The loans are carried at the lower of cost or estimated fair market value. The estimation of fair market values involves a number of judgments, and is inherently uncertain. In addition, the value of loan assets is affected by a variety of company, industry, economic and other factors, and can be volatile. If the value of loans held for sale deteriorates prior to disposition, valuation adjustments will be made through charges to earnings. Moreover, deterioration in the condition of the borrowers could lead to additional loans being placed on nonperforming status. See Critical Accounting Policies And Judgments for additional information.

During the fourth quarter of 2001, the Corporation decided to discontinue its vehicle leasing business and recorded charges and a liability of $135 million related to exit costs and additions to reserves related to insured residual value exposures. At December 31, 2002, approximately $1.4 billion of vehicle leases remained on the Corporation's books. Until the remaining leases mature, the Corporation will continue to be subject to risks inherent in the vehicle leasing business, including credit risk and the risk that vehicles returned during or at the conclusion of the lease term cannot be disposed of at a price at least as great as the Corporation's remaining investment in the vehicles after application of any available residual value insurance or related reserves. The assumptions that were used to establish these reserves in 2001 are monitored and evaluated on an ongoing basis. Accordingly, these reserves were considered adequate at December 31, 2002. See 2001 Strategic Repositioning in the Consolidated Balance Sheet Review section of this Financial Review for additional information.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTS

The Corporation's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 Accounting Policies in the Notes to Consolidated Financial Statements. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or be subject to variations which may significantly affect PNC's reported results and financial position for the period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. Fair values and the information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments primarily by using internal cash flow and other financial modeling techniques. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on PNC's future financial condition and results of operations.

In addition, changes to be adopted in 2003 in how certain guarantees and other contingencies will be accounted for under the Financial Accounting Standards Board's ("FASB") FASB Interpretation No. ("FIN") 45 and in how investments in variable interest entities will be accounted for under FIN 46 may have a material impact on PNC's financial condition and results of operations. See Note 1 Accounting Policies and Note 29 Commitments And Guarantees for further information.

Allowances For Credit Losses And Unfunded Loan Commitments And Letters Of Credit

The allowances for credit losses and unfunded loan commitments and letters of credit are calculated with the objective of maintaining reserve levels believed by management to be sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowances is based on periodic evaluations of the credit portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, exposure at default, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses on consumer loans and residential mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the various credit portfolios. All of these factors may be susceptible to significant change. Also, the allocation of the allowance for credit losses to specific loan pools is based on historical loss trends and management's judgment concerning those trends.

Commercial loans are the largest category of credits and are the most sensitive to changes in assumptions and judgments underlying the determination of the allowance for credit losses. Approximately $504 million, or 75%, of the total allowance for credit losses at December 31, 2002 has been allocated to the commercial loan category. This allocation also considers other relevant factors such as actual versus estimated losses, regional and national economic conditions, business segment and portfolio concentrations, industry competition and consolidation, the impact of government regulations, and risk of potential estimation or judgmental errors. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods. See the following for additional information: Allowances For Credit Losses And Unfunded Loan Commitments And Letters Of Credit in the Credit Risk section of the Consolidated Balance Sheet Review; Note 1 Accounting Policies; Note 12 Allowances For Credit Losses And Unfunded Loan Commitments And Letters of Credit; and Allocation Of Allowance For Credit Losses in the Statistical Information section.

Loans Held For Sale

At the time management intends to sell credit exposure, management designates the exposure as held for sale. At the initial transfer date to held for sale, any lower of cost or market ("LOCOM") adjustment is recorded as a charge-off, which on an outstanding loan results in a new cost basis. On the unfunded portion of the total exposure, a liability is established. Any subsequent adjustment as a result of LOCOM is recorded as a valuation allowance through noninterest income on the loan portion classified as held-for-sale. Any permanent reduction of the exposure, such as sale or termination of the exposure may have an impact on the exposure's valuation allowance or liability. This change in valuation allowance or liability is recorded through noninterest income. Although the market value for certain held for sale assets may be readily obtainable, other assets require significant judgments by management as to the value that could be realized at the balance sheet date. These assumptions include, but are not limited to, the cash flows generated from the asset, the timing of a sale, the value of any collateral, the market conditions for the particular credit, overall investor demand for these assets and the determination of a proper discount rate. Changes in market conditions and actual liquidation experience may result in additional valuation adjustments that could adversely impact earnings in future periods. See the Loans Held For Sale section in the Consolidated Balance Sheet Review and Note 1 Accounting Policies for additional information.

Equity Management Asset Valuation

Equity management (private equity) assets are valued at each balance sheet date based on primarily either, in the case of limited partnership investments, the financial statements received from the general partner or, with respect to direct investments, the estimated fair value of the investments. Changes in the value of equity management investments are reflected in the Corporation's results of operations. Due to the nature of the direct investments, management must make assumptions as to future performance, financial condition, liquidity, availability of capital, and market conditions, among others, to determine the estimated fair value of the investments.

Market conditions and actual performance of the companies invested in could differ from these assumptions and from the assumptions made by the general partners, respectively, resulting in lower valuations that could adversely impact earnings in future periods. Accordingly, the valuations may not represent amounts that will ultimately be realized from these investments. See Equity Management Activities in the Consolidated Balance Sheet Review and Note 1 Accounting Policies for additional information.

Lease Residuals

Leases are carried at the aggregate of lease payments and the estimated residual value of the leased property, less unearned income. The Corporation provides financing for various types of equipment, aircraft, energy and power systems, rolling stock and vehicles through a variety of lease arrangements. A significant portion of the residual value is covered by residual value insurance or guaranteed by governmental entities. Residual values are subject to judgments as to the value of the underlying equipment that can be affected by changes in economic and market conditions and the financial viability of the residual guarantors and insurers. To the extent not guaranteed or assumed by a third party, or otherwise insured against, the Corporation bears the risk of ownership of the leased assets including the risk that the actual value of the leased assets at the end of the lease term will be less than the residual value which could result in a charge and adversely impact earnings in future periods. See Note 1 Accounting Policies for additional information.

Goodwill And Other Intangible Assets

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. The majority of the Corporation's goodwill relates to value inherent in fund servicing and banking businesses. The value of this goodwill is dependent upon the Corporation's ability to provide quality, cost effective services in the face of competition from other market leaders on a national and global basis. This ability in turn relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of the Corporation's services.

As such, goodwill value is supported ultimately by revenue which is driven by the volume of business transacted and, for certain businesses, the market value of assets under administration. A decline in earnings as a result of a lack of growth or the Corporation's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in a charge and adversely impact earnings in future periods.

Total goodwill was $2.3 billion and other intangible assets, net of accumulated amortization, totaled $333 million at December 31, 2002. See Note 1 Accounting Policies and Note 14 Goodwill And Other Intangible Assets for additional information.

SUPERVISION AND REGULATION

The Corporation operates in highly regulated industries. Applicable laws and regulations restrict permissible activities and investments and require compliance with protections for loan, deposit, brokerage, fiduciary, mutual fund and other customers, among other things. They also restrict the Corporation's ability to repurchase stock or to receive dividends from its bank subsidiaries and impose capital adequacy requirements. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Corporation is subject to comprehensive examination and supervision by, among other regulatory bodies, the Federal Reserve Board ("FRB") and the Office of the Comptroller of the Currency ("OCC"). These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies. This supervisory framework could materially impact the conduct, growth and profitability of the Corporation's operations. For more information, see the "Supervision and Regulation" section of Part I, Item 1 of the Corporation's 2002 Annual Report on Form 10-K and Note 3 Regulatory Matters.

In July 2002, the Corporation announced that in order to settle an inquiry by the Securities and Exchange Commission ("SEC") in connection with three 2001 transactions that gave rise to a financial statement restatement announced by the Corporation on January 29, 2002, PNC had consented to an SEC cease and desist order. The Corporation did not admit or deny the SEC's findings. At the same time, the Corporation announced that it had entered into a written agreement with the Federal Reserve Bank of Cleveland ("Federal Reserve") and that its principal subsidiary, PNC Bank, had entered into a written agreement with the OCC. These agreements address such issues as risk, management and financial controls. The Corporation and PNC Bank also entered into agreements with the Federal Reserve and the OCC, respectively, requiring the Corporation and PNC Bank to provide a plan for PNC Bank to meet the "well capitalized" and "well managed" criteria within a 180-day period.

As of December 19, 2002, the Federal Reserve and the OCC notified the Corporation and PNC Bank, respectively, that PNC Bank now met both the "well capitalized" and "well managed" criteria. This removed the limitations placed in July 2002 on the Corporation's engaging in new activities or making new investments and on PNC Bank's financial subsidiary activities. However, the written agreements remain in place, and the Corporation and PNC Bank in certain circumstances must continue to obtain prior approval from the Federal Reserve or the OCC, respectively, before making acquisitions or engaging in new activities. In addition, under applicable regulations, as long as the Corporation remains subject to the written agreement with the Federal Reserve, the Corporation must obtain prior regulatory approval to repurchase its common stock in amounts that exceed 10 percent of consolidated net worth in any 12-month period. The Corporation has incurred, and may continue to incur, additional operating costs in connection with compliance with these agreements including, among others, incremental staff and continued higher legal and consulting expenses. Further, the reputational risk created by the SEC cease and desist order and the written agreements with the Federal Reserve and the OCC could still have an impact on such matters as business generation and retention, the ability to attract and retain management, liquidity and funding.

The Corporation believes that it has made substantial progress to date in enhancing its risk management and governance practices and improving its regulatory relations, while addressing the various requirements set forth in its written agreements with the Federal Reserve and the OCC. There can be no assurance, however, as to the precise timing for determining that all required corrective actions have been taken to the appropriate satisfaction of the Federal Reserve and the OCC. The Board and senior management team are committed to the goal of establishing PNC as an industry leader in the areas of governance, corporate conduct, risk management and regulatory relations, and to meeting all of the Corporation's commitments to its regulators. While PNC believes that substantial progress has been made in this pursuit to date, it also recognizes that this remains an important ongoing effort requiring dedication and a commitment of resources at all levels of the institution.

MONETARY AND OTHER POLICIES

The financial services industry is subject to various monetary and other policies and regulations of the United States government and its agencies, which include the FRB, the OCC and the Federal Deposit Insurance Corporation as well as state regulators. The Corporation is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States. The FRB's policies influence the rates of interest that PNC charges on loans and pays on borrowings and interest-bearing deposits and can also affect the value of on-balance-sheet and off-balance-sheet financial instruments. Those policies also influence, to a significant extent, the cost of funding for the Corporation.

COMPETITION

PNC operates in a highly competitive environment, both in terms of the products and services offered and the geographic markets in which PNC conducts business. This environment could become even more competitive in the future, as a result of legislative, regulatory and technological changes and continued consolidation in the financial services industry. The Corporation competes with local, regional and national banks, thrifts, credit unions and non-bank financial institutions, such as investment banking firms, investment advisory firms, brokerage firms, investment companies, venture capital firms, mutual fund complexes and insurance companies, as well as other entities that offer financial and processing services, and through alternative delivery channels such as the World Wide Web. Technological advances and legislation, among other changes, have lowered barriers to entry, have made it possible for non-bank institutions to offer products and services that traditionally have been provided by banks, and have increased the level of competition faced by the Corporation. Many of the Corporation's competitors benefit from fewer regulatory constraints and lower cost structures, allowing for more competitive pricing of products and services. As a result, PNC could lose business to competitors or be forced to price its products and services on less advantageous terms to retain customers.

DISINTERMEDIATION

Disintermediation is the process of eliminating the role of the intermediary in completing a transaction. For the financial services industry, this means eliminating or significantly reducing the role of banks and other depository institutions in completing transactions that have traditionally involved banks. Disintermediation could result in, among other things, the loss of customer deposits and decreases in transactions that generate fee income.

ASSET MANAGEMENT PERFORMANCE

Asset management revenue is primarily based on a percentage of the value of assets under management and performance fees expressed as a percentage of the returns realized on assets under management. A decline in the value of debt and equity instruments, among other things, could cause asset management revenue to decline.

Investment performance is an important factor for the level of assets under management. Poor investment performance could impair revenue and growth as existing clients might withdraw funds in favor of better performing products. Also, performance fees could be lower or nonexistent. Additionally, the ability to attract funds from existing and new clients might diminish.

FUND SERVICING

Fund servicing fees are primarily derived from the market value of the assets and the number of shareholder accounts administered by the Corporation for its clients. A rise in interest rates or a sustained weakness or further weakening or volatility in the debt and equity markets could influence an investor's decision to invest or maintain an investment in a mutual fund or other pooled investment product. As a result, fluctuations may occur in the level or value of assets that the Corporation has under administration. A significant investor migration from mutual fund and other pooled investments could have a negative impact on the Corporation's revenues by reducing the assets and the number of shareholder accounts it administers. The fund servicing business is also highly competitive. There has been and continues to be merger, acquisition and consolidation activity in the financial services industry. In the future, mergers or consolidations of financial institutions or other financial intermediaries could impact the number of existing or potential fund servicing clients.

ACQUISITIONS

The Corporation expands its business from time to time by acquiring other financial services companies. Factors pertaining to acquisitions that could adversely affect the Corporation's business and earnings include, among others: anticipated cost savings or potential revenue enhancements that may not be fully realized or realized within the expected time frame; key employee, customer or revenue loss following an acquisition that may be greater than expected; and costs or difficulties related to the integration of businesses that may be greater than expected. The Corporation could also be prevented from pursuing attractive acquisition opportunities due to regulatory restraints.

TERRORIST ACTIVITIES AND INTERNATIONAL HOSTILITIES

The impact of terrorist activities and responses to such activities and of possible international hostilities cannot be predicted at this time with respect to severity or duration, but may adversely affect the general economy, financial and capital markets, specific industries and the Corporation. The impact could adversely affect the Corporation in a number of ways including, among others, an increase in delinquencies, bankruptcies or defaults that could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses.

RISK MANAGEMENT

In the normal course of business, the Corporation assumes various types of risk, which include, among other things, credit risk, market risk and operational risk. Credit risk and liquidity risk are described in the Consolidated Balance Sheet Review section of this Financial Review. These factors and others could impact the Corporation's business, financial condition, results of operations and cash flows.

PNC has risk management processes designed to provide for risk identification, measurement and monitoring. PNC has taken a number of actions to enhance these processes, including centralization of the risk management function, ongoing development of an enterprise-wide risk profile and the addition of key risk management positions. The Corporation announced several management appointments in 2002 and early 2003, including those described below, to enhance the Corporation's risk management structure.

- In April 2002 the Corporation created a new position, Chief Risk Officer. The Chief Risk Officer directs credit policy, balance sheet risk management and operational risk management, with the aim to help PNC sharpen its strategic focus and integrated coordination of all risk management activities throughout the Corporation. The Corporation's General Auditor reports directly to the Audit Committee of the Board of Directors and receives administrative support from the Chief Risk Officer.

- The Corporation appointed a Chief Regulatory Officer effective August 1, 2002 and a Chief Compliance Officer effective October 1, 2002. The Chief Regulatory Officer, a newly-created position, is responsible for the management of all issues related to PNC's regulatory affairs and compliance. The Chief Compliance Officer reports to the Chief Regulatory Officer and is responsible for corporate compliance risk management strategies, policies and program development across all PNC business units, including PNC Bank.

- In October 2002, PNC appointed a new Vice Chairman who has broad administrative responsibilities including assisting the Corporation in implementing corporate governance enhancements.

- In January 2003, the Corporation appointed a Chief Market Risk Officer. The Chief Market Risk Officer reports to the Chief Risk Officer and is responsible for managing all aspects of market risk management processes, including interest rate, liquidity and trading risk across PNC.

INTEREST RATE RISK

Interest rate risk arises primarily through the Corporation's traditional business activities of extending loans and accepting deposits. Many factors, including economic and financial conditions, movements in interest rates and consumer preferences affect the spread between interest earned on assets and interest paid on liabilities. In managing interest rate risk, the Corporation seeks to minimize its reliance on a particular interest rate scenario as a source of earnings while maximizing net interest income and net interest margin. To further these objectives, the Corporation uses securities purchases and sales, short-term and long-term funding, financial derivatives and other capital markets instruments.

The Corporation actively measures and monitors components of interest rate risk including term structure or repricing risk, yield curve or nonparallel rate shift risk, basis risk and options risk. The Corporation measures and manages both the short-term and long-term effects of changing interest rates. An income simulation model measures the sensitivity of net interest income to changing interest rates over the next twenty-four month period. An economic value of equity model measures the sensitivity of the value of existing on-balance-sheet and off-balance-sheet positions to changing interest rates.

The income simulation model is the primary tool used to measure the direction and magnitude of changes in net interest income resulting from changes in interest rates. Forecasting net interest income and its sensitivity to changes in interest rates requires that the Corporation make assumptions about the volume and characteristics of new business and the behavior of existing positions. These business assumptions are based on the Corporation's experience, business plans and published industry experience. Key assumptions employed in the model include prepayment speeds on mortgage-related assets and consumer loans, loan volumes and pricing, deposit volumes and pricing, the expected life and repricing characteristics of nonmaturity loans and deposits, and management's financial and capital plans.

Because these assumptions are inherently uncertain, the model cannot precisely estimate net interest income or precisely predict the effect of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes, the difference between actual experience and the assumed volume and characteristics of new business and behavior of existing positions, and changes in market conditions and management strategies, among other factors.

The Corporation models additional interest rate scenarios covering a wider range of rate movements to identify yield curve, term structure and basis risk exposures. These scenarios are developed based on historical rate relationships or management's expectations regarding the future direction and level of interest rates. Depending on market conditions and other factors, these scenarios may be modeled more or less frequently. Such analyses are used to identify risk and develop strategies.

An economic value of equity model is used by the Corporation to value all current on-balance-sheet and off-balance-sheet positions under a range of instantaneous interest rate changes. The resulting change in the value of equity is a measure of overall long-term interest rate risk inherent in the Corporation's existing on-balance-sheet and off-balance-sheet positions. The Corporation uses the economic value of equity model to complement the net interest income simulation modeling process.

The Corporation's interest rate risk management policies provide that net interest income should not decrease by more than 3% if interest rates gradually increase or decrease from current rates by 100 basis points over a twelve-month period and that, in the subsequent year, net interest income should not decrease by more than 6%. The policy further states that the economic value of equity should not decrease by more than 1.5% of the book value of assets for a 200 basis point instantaneous increase or decrease in interest rates. In the scenario with a 200 basis point decrease in interest rates, no rates are reduced below zero.

At December 31, 2002, the Corporation's exposure to a 100 basis point decline in interest rates in the second year exceeds the approved policy limit. Consistent with the Corporation's policies, this exception has been reported to and approved by the Finance Committee of the Board of Directors. In the current low rate environment, management's actions have focused on reducing exposure to more modest rate declines and on the effects of rate increases on net interest income and the economic value of equity.

The following table sets forth the sensitivity results for the last two years.

Interest Sensitivity Analysis

December 31	2002	2001
Net Interest Income Sensitivity Simulation		
Effect on net interest income in first year from gradual interest rate change over 12 months of:		
100 basis point increase	**.4%**	(.3)%
100 basis point decrease	**(2.9)%**	(2.8)%
Effect on net interest income in second year from gradual interest rate change over the preceding 12 months of:		
100 basis point increase	**2.8%**	(.4)%
100 basis point decrease	**(11.4)%**	(9.4)%
Economic Value of Equity Sensitivity Model		
Effect on value of on- and off-balance-sheet positions as a percentage of assets from instantaneous change in interest rates of:		
200 basis point increase	**(.7)%**	(1.4)%
200 basis point decrease	**(.4)%**	.5%
Key Period-End Interest Rates		
One-month LIBOR	**1.38%**	1.87%
Three-year swap	**2.40%**	4.33%

In addition to measuring the effect on net interest income assuming parallel changes in current interest rates, PNC routinely simulates the effects of a number of nonparallel interest rate environments. The following table reflects the percentage change in 2003 net interest income assuming the PNC economist's most likely rate forecast, implied market forward rates, a lower/steeper rate scenario and a higher/flatter rate scenario.

All changes in forecasted net interest income are relative to results in a base rate scenario where current market rates are assumed to remain unchanged over the forecast horizon.

Net Interest Income Sensitivity to Alternative Rate Scenarios

In millions	PNC Economist	Market Forward	Low/Steep	High/Flat
Change in forecasted net interest income:				
First year sensitivity	.3%	.3%	.5%	(1.2)%
Second year sensitivity	1.2%	1.0%	.7%	(2.6)%

The graph below presents the final December 2003 yield curves for each of the alternative scenarios and for the base rate scenario in which rates are constant throughout the year.



Alternative Interest Rate Scenarios
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1-month LIBOR
2-year Swap
3-year Swap
5-year Swap
Base Rates
PNC Economist
Market Forward
Low / Steep
High / Flat

OPERATIONAL RISK

The Corporation is exposed to a variety of operational risks that can affect each of its business activities, particularly those involving processing and servicing. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. The risk of loss also includes losses that may arise from the potential legal actions that could result from operational deficiencies or noncompliance with contracts, laws or regulations. PNC monitors and evaluates operational risk on an ongoing basis through systems of internal control, formal corporate-wide policies and procedures, and an internal audit function.

TRADING ACTIVITIES

Most of PNC's trading activities are designed to provide capital markets services to customers and not to position the Corporation's portfolio for gains from market movements. Trading activities are confined to financial instruments and financial derivatives. PNC participates in derivatives and foreign exchange trading as well as underwriting and "market making" in equity securities as an accommodation to customers. PNC also engages in trading activities as part of risk management strategies. Net trading income was $92 million in 2002 compared with $147 million in 2001. See Note 8 Trading Activities for additional information.

Risk associated with trading, capital markets and foreign exchange activities is managed using a value-at-risk approach that combines interest rate risk, foreign exchange rate risk, equity risk, spread risk and volatility risk. Using this approach, exposure is measured as the potential market-to-market loss within a 99% confidence interval of one-day moves in key market risk factors, such as interest rates. The estimated average combined value-at-risk of all trading operations using this measurement was $.7 million for both 2002 and 2001. The estimated combined period-end value-at-risk was $.5 million at December 31, 2002 and $.9 million at December 31, 2001.

FINANCIAL AND OTHER DERIVATIVES

As required, effective January 1, 2001, the Corporation implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. The statement requires the Corporation to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. The cumulative effect of the change in accounting principle resulting from the adoption of SFAS No. 133 was an after-tax charge of $5 million reported in the consolidated income statement and an after-tax accumulated other comprehensive loss of $4 million in the consolidated balance sheet. See Note 20 Financial Derivatives for additional information.

The Corporation uses a variety of financial derivatives as part of the overall asset and liability risk management process to help manage interest rate, market and credit risk inherent in the Corporation's business activities. Substantially all such instruments are used to manage risk related to changes in interest rates. Interest rate and total rate of return swaps, purchased interest rate caps and floors and futures contracts are the primary instruments used by the Corporation for interest rate risk management.

Interest rate swaps are agreements with a counterparty to exchange periodic fixed and floating interest payments calculated on a notional amount. The floating rate is based on a money market index, primarily short-term LIBOR. Total rate of return swaps are agreements with a counterparty to exchange an interest rate payment for the total rate of return on a specified reference index calculated on a notional amount. Purchased interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate exceeds or is less than a defined rate applied to a notional amount, respectively. Interest rate futures contracts are exchange-traded agreements to make or take delivery of a financial instrument at an agreed upon price and are settled in cash daily.

Financial derivatives involve, to varying degrees, interest rate, market and credit risk. For interest rate swaps and total rate of return swaps, caps and floors and futures contracts, only periodic cash payments and, with respect to caps and floors, premiums, are exchanged. Therefore, cash requirements and exposure to credit risk are significantly less than the notional value.

Not all elements of interest rate, market and credit risk are addressed through the use of financial or other derivatives, and such instruments may be ineffective for their intended purposes due to unanticipated market characteristics among other reasons.

The following tables set forth changes, during 2002, in the notional value of financial derivatives used for risk management and designated as accounting hedges under SFAS No. 133.

Financial Derivatives Activity

Dollars in millions	December 31 2001	Additions	Maturities	Terminations	December 31 2002	Weighted-Average Maturity	
Interest rate risk management							
Interest rate swaps							
Receive fixed (a)	$6,748	$2,975	$(1,300)	$(2,600)	**$5,823**	**3 yrs.**	**2 mos.**
Pay fixed	107	5		(45)	**67**	**4 yrs.**	
Basis swaps	87	45	(5)	(75)	**52**	**5 yrs.**	**10 mos.**
Interest rate caps	25			(9)	**16**	**4 yrs.**	**8 mos.**
Interest rate floors	7				**7**	**2 yrs.**	**3 mos.**
Futures contracts	398	378		(463)	**313**		**7 mos.**
Total interest rate risk management	7,372	3,403	(1,305)	(3,192)	**6,278**		
Commercial mortgage banking risk management							
Pay fixed interest rate swaps	105	800		(632)	**273**	**10 yrs.**	**1 mo.**
Total rate of return swaps	150	275	(325)		**100**		**1 mo.**
Total commercial mortgage banking risk management	255	1,075	(325)	(632)	**373**		
Total	$7,627	$4,478	$(1,630)	$(3,824)	**$6,651**		

(a) On January 24, 2003, $1.2 billion of receive-fixed interest rate swaps were terminated. As cash flow hedge designated derivatives, unrealized gains or losses are classified as accumulated other comprehensive income in the consolidated balance sheet. Upon termination, the net unrealized gains related to these swaps amounting to $34.5 million will be amortized from other comprehensive income into earnings to match the earnings recognition pattern of the hedged items.

The following tables set forth the notional value and the fair value of financial derivatives used for risk management and designated as accounting hedges under SFAS No. 133 at December 31, 2002 and December 31, 2001. Weighted-average interest rates presented are based on contractual terms, if fixed, or the implied forward yield curve at each respective date, if floating.

Financial Derivatives - 2002

December 31, 2002 - dollars in millions	Notional Value	Fair Value	Weighted-Average Interest Rates Paid	Weighted-Average Interest Rates Received
Interest rate risk management				
Asset rate conversion				
Interest rate swaps (a)				
Receive fixed designated to loans	$3,460	$172	2.00%	4.08%
Pay fixed designated to loans	67	(7)	6.04	2.80
Basis swaps designated to loans	52		3.52	3.47
Interest rate caps designated to loans (b)	16		NM	NM
Interest rate floors designated to loans (c)	7		NM	NM
Future contracts designated to loans	313		NM	NM
Total asset rate conversion	3,915	165		
Liability rate conversion				
Interest rate swaps (a)				
Receive fixed designated to borrowed funds	2,363	346	3.16	5.93
Total liability rate conversion	2,363	346		
Total interest rate risk management	6,278	511		
Commercial mortgage banking risk management				
Pay fixed interest rate swaps designated to loans held for sale (a)	273	(13)	4.73	4.36
Pay total rate of return swaps designated to loans held for sale (a)	100	(3)	5.21	.88
Total commercial mortgage banking risk management	373	(16)		
Total financial derivatives designated for risk management	$6,651	$495		

(a) The floating rate portion of interest rate contracts is based on money-market indices. As a percent of notional value, 60% were based on 1-month LIBOR, 40% on 3-month LIBOR.

(b) Interest rate caps with notional values of $12 million require the counterparty to pay the Corporation the excess, if any, of 3-month LIBOR over a weighted-average strike of 6.50%. In addition, interest rate caps with notional values of $4 million require the counterparty to pay the excess, if any, of Prime over a weighted-average strike of 5.03%. At December 31, 2002, 3-month LIBOR was 1.38% and Prime was 4.25%.

(c) Interest rate floors with notional values of $5 million require the counterparty to pay the excess, if any, of the weighted-average strike of 4.50% over 3-month LIBOR. In addition, interest rate floors with notional values of $2 million require the counterparty to pay the excess, if any, of the weighted-average strike of 7.25% over Prime. At December 31, 2002, 3-month LIBOR was 1.38% and Prime was 4.25%.

NM- Not meaningful

Financial Derivatives - 2001

December 31, 2001 - dollars in millions	Notional Value	Estimated Fair Value	Weighted-Average Interest Rates Paid	Weighted-Average Interest Rates Received
Interest rate risk management				
Asset rate conversion				
Interest rate swaps (a)				
Receive fixed designated to loans	$4,335	$132	3.35%	5.23%
Pay fixed designated to loans	107	(5)	5.88	4.66
Basis swaps designated to loans	87		5.49	5.42
Interest rate caps designated to loans (b)	25		NM	NM
Interest rate floors designated to loans (c)	7		NM	NM
Future contracts designated to loans	398		NM	NM
Total asset rate conversion	4,959	127		
Liability rate conversion				
Interest rate swaps (a)				
Receive fixed designated to borrowed funds	2,413	135	5.20	5.94
Total liability rate conversion	2,413	135		
Total interest rate risk management	7,372	262		
Commercial mortgage banking risk management				
Pay fixed interest rate swaps designated to loans held for sale (a)	105	1	5.52	5.82
Pay total rate of return swaps designated to loans held for sale (a)	150		5.89	1.39
Total commercial mortgage banking risk management	255	1		
Total financial derivatives designated for risk management	$7,627	$263		

(a) The floating rate portion of interest rate contracts is based on money-market indices. As a percent of notional value, 65% were based on 1-month LIBOR, 34% on 3-month LIBOR and the remainder on other short-term indices.

(b) Interest rate caps with notional values of $15 million require the counterparty to pay the Corporation the excess, if any, of 3-month LIBOR over a weighted-average strike of 6.40%. In addition, interest rate caps with notional values of $6 million require the counterparty to pay the excess, if any, of 1-month LIBOR over a weighted-average strike of 6.00%. The remainder is based on other short-term indices. At December 31, 2001, 3-month LIBOR was 1.88% and 1-month LIBOR was 1.87%.

(c) Interest rate floors with notional values of $5 million require the counterparty to pay the excess, if any, of the weighted-average strike of 4.50% over 3-month LIBOR. The remainder is based on other short-term indices. At December 31, 2001, 3-month LIBOR was 1.88%.

NM- Not meaningful

Other Derivatives

To accommodate customer needs, PNC enters into customer-related financial derivative transactions primarily consisting of interest rate swaps, caps, floors and foreign exchange contracts. Risk exposure from customer positions is managed through transactions with other dealers.

Additionally, the Corporation enters into other derivative transactions for risk management purposes that are not designated as accounting hedges, primarily consisting of interest rate floors and caps and basis swaps. Other noninterest income for 2002 and 2001 included $7 million and $31 million, respectively, of net gains related to the derivatives held for risk management purposes not designated as accounting hedges. Prior to 2001, changes in the fair value of these derivatives that were previously accounted for under the accrual method were not reflected in operating results.

Other Derivatives

	At December 31, 2002				2002
In millions	Notional Value	Positive Fair Value	Negative Fair Value	Net Asset (Liability)	Average Fair Value
Customer-related					
Interest rate					
Swaps	$26,773	$597	$(612)	$(15)	$(18)
Caps/floors					
Sold	2,181		(32)	(32)	(33)
Purchased	1,951	26		26	27
Futures	1,090	2		2	2
Foreign exchange	3,190	55	(55)		4
Equity	1,385	62	(58)	4	5
Other	234	13	(3)	10	6
Total customer-related	36,804	755	(760)	(5)	(7)
Other risk management and proprietary					
Interest-rate basis swaps	1,697	3		3	5
Other	509	7	(1)	6	6
Total other risk management and proprietary	2,206	10	(1)	9	11
Total other derivatives	$39,010	$765	$(761)	$4	$4

OFF-BALANCE SHEET ACTIVITIES

PNC has reputation, legal, operational and fiduciary risks in virtually every area of its business, many of which are not reflected in assets and liabilities recorded on the balance sheet, and some of which are conducted through limited purpose entities known as "special purpose entities." These activities are part of the banking business and would be found in most larger financial institutions with the size and activities of PNC. Most of these involve financial products distributed to customers, trust and custody services, and processing and funds transfer services, and the amounts involved can be quite large in relation to the Corporation's assets, equity and earnings. Currently, the primary accounting for these activities on PNC's records is to reflect the earned income, operating expenses and any receivables or liabilities for transaction settlements. For example: PNC Bank provides credit and liquidity to customers through loan commitments and letters of credit (see the Other Commitments table in the Liquidity section of the Consolidated Balance Sheet Review in this Financial Review); BlackRock provides investment advisory and administration services for others through registered investment companies, separate accounts, and other legal entities - additional information about BlackRock is available in its filings with the SEC and may be obtained electronically at www.sec.gov; PFPC processes mutual fund transactions, provides securities lending services and maintains custody of certain fund assets; PNC Advisors provides trust services and holds assets for personal and institutional customers; Hilliard Lyons maintains brokerage assets of customers; and Columbia Housing administers and manages funds that invest in affordable housing projects that generate tax credits to investors. In addition to these activities, PNC has other activities or financial interests that involve credit risk and market risk (including interest rate risk) that are not fully reflected on the balance sheet. The most significant of these activities include the following:

- PNC administers Market Street, a multi-seller asset-backed commercial paper conduit -- see discussion that follows and the Other Commitments table under Liquidity in the Consolidated Balance Sheet Review section of this Financial Review.
- Loan commitments and letters of credit -- see the Other Commitments table under Liquidity and Credit Risk in the Consolidated Balance Sheet Review section of this

Financial Review, and Note 10 Loans And Commitments To Extend Credit.

- Financial and other derivatives - see Financial And Other Derivatives in the Risk Management section of this Financial Review and Note 20 Financial Derivatives.
- Loan securitization and servicing activities - see Securitizations in the Risk Management section of this Financial Review, Note 15 Securitizations and the discussion of the NBOC servicing arrangement in Note 2 NBOC Acquisition.

Except to the extent inherent in customary activities such as those described above, PNC does not use off-balance sheet entities to fund its business operations. The Corporation does not capitalize any off-balance-sheet entity with PNC stock and has no commitments to provide financial backing to any such entity by issuing PNC stock.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." See Note 1 Accounting Policies for further information.

MARKET STREET FUNDING CORPORATION

Market Street is a multi-seller asset-backed commercial paper conduit that is independently owned and managed. The activities of Market Street are limited to the purchase or making of loans secured by interests primarily in pools of receivables acquired from U.S. corporations unaffiliated with PNC that desire access to the commercial paper market. Market Street funds the purchases by issuing commercial paper. Market Street's commercial paper has been rated A1/P1 by Standard & Poor's and Moody's. Market Street had total assets of $3.0 billion at December 31, 2002 compared with $5.2 billion at December 31, 2001. See Note 1 Accounting Policies for additional information.

PNC Bank provides certain administrative services, a portion of the program-level credit enhancement and the majority of the liquidity facilities to Market Street in exchange for fees negotiated based on market rates. Credit enhancement is provided in part by PNC Bank in the form of a cash collateral account which is funded by a credit loan facility with a five-year term expiring December 31, 2004. At December 31, 2002, approximately $96 million was outstanding on this facility compared with $166 million at December 31, 2001. An additional $287 million was provided by a major insurer. Also at December 31, 2002, Market Street had liquidity facilities supporting individual pools of receivables totaling $3.9 billion, of which $3.2 billion was provided by PNC Bank. The comparable amounts at December 31, 2001 were $7.0 billion and $5.8 billion, respectively. Credit exposure related to PNC's liquidity facilities provided to Market Street is included in net unfunded commitments as described in Loans in the Consolidated Balance Sheet Review section of this Financial Review.

As Market Street's program administrator, PNC received fees of $13.9 million for the year ended December 31, 2002. Commitment fees related to PNC's portion of the liquidity facilities amounted to $7.5 million for full year 2002.

Net charge-offs during 2002 included two charge-offs totaling $90 million related to Market Street liquidity facilities.

During the second quarter of 2002 the Corporation learned of an apparent fraud related to a seller of receivables to Market Street. In April 2002, PNC funded approximately $50 million to Market Street under a liquidity facility agreement. Reserves were specifically allocated to cover this exposure and a charge-off of $45 million representing the total loan outstanding net of cash collateral was recorded during the second quarter of 2002.

Also during the second quarter of 2002 the Corporation funded approximately $63 million resulting from a draw on a liquidity facility with Market Street. This loan was classified as a nonperforming asset at June 30, 2002. During the second half of 2002, the Corporation charged off $45 million of this amount against the allowance for credit losses. PNC is a beneficiary under an insurance policy that provides protection against losses related to the underlying collateral of student vocational loans. PNC is in litigation with the insurance carrier regarding the policy covering these losses. Management continues to vigorously pursue this claim and believes PNC is entitled to payment under the policy. The potential exposure related to this liquidity draw without reference to the insurance coverage was considered in determining the allocation of reserves within the allowance for credit losses at December 31, 2002.

SECURITIZATIONS

From time to time the Corporation has sold loans in secondary market securitization transactions. The Corporation uses securitizations to help manage various balance sheet risks. Also, in such securitization transactions, the Corporation may retain certain interest-only strips and servicing rights that were created in the sale of the loans. The Corporation's liquidity is not dependent on securitizations.

During 2002 and 2001, the Corporation sold loans totaling $277 million and $1.5 billion, respectively, in secondary market securitization transactions, resulting in pre-tax gains of $6 million and $13 million, respectively.

In addition to these transactions, in the first quarter of 2001 PNC securitized $3.8 billion of residential mortgage loans by selling the loans into a trust with PNC retaining 99% or $3.7 billion of the certificates. PNC also securitized $175 million of commercial mortgage loans by selling the loans into a trust with PNC retaining 99% or $173 million of the certificates. In each case, the 1% interest in the trust was purchased by a publicly-traded entity managed by a subsidiary of PNC. A substantial portion of the entity's purchase price was financed by PNC. The reclassification of these loans to securities increased the liquidity of the assets and was consistent with PNC's ongoing balance sheet restructuring. At the time of the residential mortgage securitization, gains of $25.9 million were deferred and are recognized as principal payments are received or the securities are sold to third parties. At December 31, 2001, these securities had been reduced to $1.3 billion through sales and principal payments and the remaining deferred gains were $7.8 million. In the first quarter of 2002, the remaining securities were sold. The deferred gain remaining at the time of sale of $6.0 million was recognized as other noninterest income.

No gain was recognized at the time of the commercial mortgage loan securitization and none of the securities retained at the time of the securitization remained on the balance sheet at December 31, 2001.

INTERNAL CONTROLS AND DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2002, an evaluation was performed under the supervision and with the participation of the Corporation's management, including the Chief Executive Officer and the Vice Chairman and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, the Corporation's management, including the Chief Executive Officer and the Vice Chairman and Chief Financial Officer, concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2002.

There have been no significant changes in the Corporation's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2002, the date as of which the most recent evaluation of such internal controls was performed.

STATUS OF DEFINED BENEFIT PENSION PLAN

The Corporation has a noncontributory, qualified defined benefit pension plan ("plan" or "pension plan") covering most employees. Contributions to the pension plan are actuarially determined with assets transferred to a trust to fund benefits payable to plan participants. Plan assets are currently approximately 60% invested in equity investments with most of the remainder invested in fixed income instruments. Plan investment strategy is determined and reviewed by plan fiduciaries. On an annual basis, management reviews the actuarial assumptions related to the pension plan, including the discount rate, rate of compensation increase and the expected return on plan assets.

The expense associated with the pension plan is calculated in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and utilizes assumptions and methods determined in accordance therewith, including a policy of reflecting trust assets at their fair market value. The expense is not significantly affected by the discount rate or compensation increase assumptions, but is significantly affected by the expected return on asset assumption, which has been changed from 9.50% to 8.50% for 2003, increasing expense by approximately $10 million. The expense is also significantly affected by actual trust returns, with each one percentage point difference in actual return versus the expectation causing the following year's expense to increase by as much as $2 million. Management currently estimates 2003 expense for the pension plan to be approximately $50 million, compared with $15 million for 2002. The amortization of actuarial losses and lower expected return on plan assets are the primary reasons for the expected increases in pension expense in 2003.

In accordance with SFAS No. 87 and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," the Corporation may be required to eliminate any prepaid pension asset and recognize a minimum pension liability if the accumulated benefit obligation exceeds the fair value of plan assets at year-end. The corresponding charge would be recognized as a component of other comprehensive income and reduce total shareholders' equity, but would not impact net income. At December 31, 2002, the fair value of plan assets was $966 million, which exceeded the accumulated benefit obligation of $871 million. The status at year-end 2003 will depend primarily upon 2003 trust returns and the level of contributions made to the plan by the Corporation. While the Corporation views as remote the possibility of a minimum pension liability, such a liability would cause a significant reduction in shareholders' equity.

Contribution requirements are primarily affected by trust investment performance and are not particularly sensitive to actuarial assumptions. Although there were no required contributions to the pension plan during 2002, the Corporation continued its strategy of fully funding the plan at maximum tax-deductible levels, contributing $210 million. The Corporation expects to contribute a similar amount during 2003. If future investment performance exceeds that of recent years, the permitted tax-deductible contribution in future years will be significantly reduced. In any case and irrespective of any factors, any large near-term contributions to the plan will be at the discretion of management as the minimum required contributions under current law are expected to be zero for several years.

STOCK-BASED COMPENSATION

PNC will expense stock-based compensation using the fair value-based method, beginning with grants made in 2003. Assuming recurring stock option grants of similar size and value to those made during 2002, this impact is currently estimated to be approximately 5 cents per share for the year ending December 31, 2003. The annual impact is expected to increase over the next three years under the transitional guidance provided by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." When fully implemented, the current expected impact is a reduction of approximately 3 percent to earnings per share.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changed the accounting from amortizing goodwill to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, ceased upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level is required on at least an annual basis. The standard also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. The Corporation adopted SFAS No. 142 on January 1, 2002. As a result, during 2002 goodwill amortization decreased by approximately $117 million and net income increased by approximately $93 million. Refer to "Goodwill And Other Intangible Assets" herein and to Note 14 Goodwill And Other Intangible Assets for additional information.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The standard was effective January 1, 2002 and did not have a material impact on the Corporation's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses the accounting and reporting for one-time employee termination benefits, certain contract termination costs, and other costs associated with exit or disposal activities such as facility closings or consolidations and employee relocations. The standard is effective for exit or disposal activities initiated after December 31, 2002. The Corporation adopted SFAS No. 146 prospectively as of January 1, 2003.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted for as a business combination. In addition, SFAS No. 147 amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used by a company. SFAS No. 147 became effective October 1, 2002 and did not have a material impact on the Corporation's consolidated financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 29 Commitments And Guarantees for the disclosures currently required under FIN 45.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See "Stock-Based Compensation" herein and Note 22 Stock-Based Compensation Plans for additional information.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." See Note 1 Accounting Policies for further information.

BLACKROCK LONG-TERM RETENTION AND INCENTIVE PLAN

In October 2002, BlackRock adopted a new long-term retention and incentive program for key employees. The program permits BlackRock to grant up to 3.5 million stock options with an exercise price of market value, subject to vesting at December 31, 2006, and up to $240 million in deferred compensation awards (the "Compensation Awards"), with payment subject to the achievement of certain performance hurdles no later than March 2007. BlackRock has awarded approximately 3.37 million stock options and approximately $130 million in Compensation Awards to more than 100 senior professionals. The remainder of the program has been reserved for grants over the next two years to professionals who exhibit leadership qualities and demonstrate the potential to make significant contributions to BlackRock over time. If the performance hurdles are achieved, Compensation Awards will be funded with up to 4 million shares of BlackRock common stock to be surrendered by PNC and distributed to program participants, less income tax withholding. In addition, distributed shares to program participants will include an option to put such distributed shares back to BlackRock at fair market value. BlackRock will fund the remainder of the Compensation Awards with up to $40 million in cash.

The Awards will vest at the end of any three-month period beginning in 2005 or 2006 during which the daily average closing price of BlackRock's common stock is at least $65 per share. If that performance hurdle is not achieved, the Compensation Committee of the Board of Directors of BlackRock may, in its sole discretion, vest a portion of the Compensation Awards if BlackRock realizes compound annual growth in diluted earnings per share of at least 10% from January 1, 2002 to December 31, 2006 and BlackRock's publicly-traded stock performs in the top half of its peer group during that time.

There will be no expense recognition associated with the Compensation Awards unless vesting occurs or a partial vesting determination by the BlackRock Compensation Committee is considered probable and estimable. Once this determination is made, BlackRock will record compensation expense for the pro rata portion of the Compensation Awards earned to date. Compensation expense for the remaining Compensation Awards will be recognized by BlackRock ratably from the determination date through the vesting date and could extend through March 31, 2007. In addition, at the time that the BlackRock common stock portion of the Compensation Awards is distributed, BlackRock will record an increase in stockholders' equity equal to the fair market value of the BlackRock common stock distributed to employees from shares surrendered by PNC. There will be no increase in BlackRock's fully diluted shares upon vesting of the Compensation Awards because shares surrendered by PNC to fund the Compensation Awards are already issued and outstanding.

The terms of the program are subject to approval by BlackRock's stockholders at their next annual meeting in May 2003.

In connection with the adoption of the program, BlackRock and PNC have amended the BlackRock Initial Public Offering Agreement, which provides that, subject to certain notice requirements and evaluation and cure periods, PNC must deposit its shares of stock of BlackRock into a voting trust and refrain from soliciting proxies from holders of outstanding BlackRock capital securities if, within twelve months following a change of control of PNC or a change of control of BlackRock (as defined in the amended agreement), a majority of BlackRock's independent directors determine that such change of control has a material adverse effect on BlackRock and that adverse effect is not cured within a further three month period. Following the deposit of PNC's shares into a voting trust, PNC must, subject to the terms and conditions of the amended agreement, take one of the three following courses of action: (i) within two years, dispose of its ownership interest in BlackRock voting stock, such that neither PNC nor its affiliates is the beneficial owner of more than 4.9% of any class of voting stock of BlackRock (and any shares of class B common stock deposited by PNC into the voting trust will be converted to class A common stock upon the election of this option (i)); (ii) proceed as expeditiously as is commercially reasonable to purchase all the outstanding BlackRock capital securities not held by PNC or its affiliates at the applicable Change of Control Price (which is defined in the amended agreement); or (iii) proceed as expeditiously as is commercially reasonable to sell its ownership interest in BlackRock capital securities, such that neither PNC nor its affiliates is the beneficial owner of more than 4.9% of any class of voting stock of BlackRock, to a third party in a transaction in which such third party offers to purchase all the outstanding shares not held by PNC or its affiliates at a price per share not less than the price per share offered to PNC. If PNC takes action under (ii) or (iii) above, all awards under the program will vest and be immediately payable and all stock options granted under BlackRock's 1999 Stock Award and Incentive Plan will vest and be exercisable.

BlackRock and PNC also further amended BlackRock's Amended and Restated Stockholders Agreement with PNC. which provides that nothing contained in the agreement will be deemed to prohibit PNC or its affiliates from effecting a distribution (including, but not limited to, a spin-off or a split-off) of its BlackRock common stock to the public shareholders of PNC if PNC should decide to do so. The amendment also provides that the Amended and Restated Stockholders Agreement will remain in effect in the event PNC ceases to own shares of class B common stock of BlackRock as a result of such converting to class A common stock of BlackRock in accordance with the terms of the Initial Public Offering Agreement.

2001 VERSUS 2000

CONSOLIDATED INCOME STATEMENT REVIEW

Summary Results

Consolidated net income for 2001 was $377 million or $1.26 per diluted share. Excluding the effect of adopting the new accounting standard for financial derivatives, net income was $382 million or $1.28 per diluted share compared with $1.279 billion or $4.31 per diluted share for 2000. Income from continuing operations in 2001 was $377 million or $1.26 per diluted share compared with $1.214 billion or $4.09 per diluted share in 2000. Income from discontinued operations was $5 million or $.02 per diluted share in 2001 compared with $65 million or $.22 per diluted share in 2000. Results for 2001 reflect the actions taken during the year to accelerate the repositioning of PNC's lending business and other strategic initiatives. These charges, totaling $1.2 billion pretax, reduced 2001 net income by $768 million or $2.65 per diluted share.

Return on average common shareholders' equity was 5.65% and return on average assets was .53% for 2001 compared with 20.52% and 1.76%, respectively, for 2000.

Net Interest Income

Taxable-equivalent net interest income of $2.278 billion for 2001 increased 4% compared with 2000 net interest income of $2.182 billion. The increase was primarily due to the impact of transaction deposit growth and a lower rate environment that was partially offset by the impact of continued downsizing of the loan portfolio. The net interest margin widened 20 basis points to 3.84% for 2001 compared with 3.64% for 2000. The increase was primarily due to the impact of the lower rate environment, the benefit of growth in transaction deposits and the downsizing of higher-cost, less valuable retail certificates and wholesale deposits.

Provision For Credit Losses

The provision for credit losses was $903 million for 2001 which included $714 million associated with institutional lending repositioning initiatives in 2001. The provision was $136 million in 2000.

Noninterest Income

Noninterest income was $2.652 billion for 2001 compared with $2.950 billion in 2000. Noninterest income in 2001 included charges of $259 million for valuation adjustments on loans held for sale related to the institutional lending repositioning and $17 million of charges for asset impairments associated with other strategic initiatives. A $111 million increase in net securities gains and growth in asset management, fund servicing, consumer services and other revenue was more than offset by net losses of $179 million resulting from lower valuations of equity management investments as well as reduced brokerage and corporate services revenue as a result of lower capital markets activity.

Asset management fees of $848 million for 2001 increased $39 million or 5% primarily driven by new institutional business and strong fixed-income performance at BlackRock which more than offset decreases at PNC Advisors primarily due to the impact of declining equity markets. Consolidated assets under management were $284 billion at December 31, 2001, a 12% increase compared with December 31, 2000. Fund servicing fees were $833 million for 2001, a $120 million increase compared with 2000 primarily driven by new client growth.

Service charges on deposits increased 6% to $218 million for 2001 mainly due to an increase in transaction deposit accounts. Brokerage fees were $206 million for 2001 compared with $249 million for 2000 as increased fees from sales of insurance products were more than offset by declines in other brokerage revenue due to weak equity markets.

Consumer services revenue of $229 million for 2001 increased $20 million or 10% compared with 2000 mainly due to the expansion of PNC's ATM network and the increase in transaction deposit accounts.

Corporate services revenue was $60 million for 2001 compared with $342 million for 2000. Revenue in 2001 was adversely impacted by valuation adjustments on loans held for sale of $259 million. In addition, increases in treasury management and commercial mortgage-backed securities servicing revenue were more than offset by the comparative impact of losses resulting from lower valuations of equity investments and lower capital markets fees in 2001.

Equity management (private equity activities) reflected net losses of $179 million for 2001 compared with net gains of $133 million in 2000. The decrease primarily resulted from a decline in the estimated fair value of both limited partnership and direct investments.

Net securities gains were $131 million for 2001 compared with $20 million in 2000.

Other noninterest income was $306 million for 2001 compared with $269 million for 2000. Excluding $12 million of asset write-downs in the fourth quarter of 2001, other noninterest income increased 18% primarily due to higher revenue from trading activities and gains on the sale of residential mortgage loans. Net trading income included in other noninterest income was $142 million in 2001 compared with $84 million in 2000.

Noninterest Expense

Noninterest expense was $3.414 billion for 2001 compared with $3.103 billion for 2000. Costs to exit the vehicle leasing business, including the impairment of goodwill associated with a prior acquisition and employee severance costs, and additions to reserves related to insured residual value exposures totaled $135 million and are included in 2001 noninterest expense. In addition, $56 million of integration and severance costs related to other strategic initiatives were incurred in 2001. Excluding these items, noninterest expense increased 4% compared with 2000. The increase was primarily in businesses that have shown higher revenue growth including Regional Community Banking, BlackRock and PFPC. Average full-time equivalent employees totaled approximately 24,500 and 24,100 for 2001 and 2000, respectively. The increase was mainly in asset management and processing businesses.

CONSOLIDATED BALANCE SHEET REVIEW

Loans

Loans were $38.0 billion at December 31, 2001, a decrease of $12.6 billion from year end 2000 primarily due to residential mortgage securitizations and runoff, transfers to held for sale and the managed reduction of institutional loans. Loans at December 31, 2001 included $1.9 billion of vehicle leases and $200 million of commercial loans that have been designated for exit.

Loans Held For Sale

Loans held for sale were $4.2 billion at December 31, 2001 compared with $1.7 billion at December 31, 2000. In the fourth quarter of 2001, PNC designated for exit $3.1 billion of loans and $7.9 billion of institutional credit exposure. Of these amounts, $2.3 billion, net of $.6 billion of related charges, with total credit exposure of $4.6 billion were transferred to loans held for sale. Approximately $276 million of loans held at December 31, 2001 by companies formed with AIG are classified in the consolidated financial statements as loans held for sale.

Securities

Total securities at December 31, 2001 were $13.9 billion compared with $5.9 billion at December 31, 2000. Total securities represented 20% of total assets at December 31, 2001 compared with 8% at December 31, 2000. The increase was primarily due to purchases of mortgage-backed and asset-backed securities during 2001 and the retention of interests from the securitization of residential mortgage loans as loans declined and were replaced with securities. At December 31, 2001, the securities available for sale balance included a net unrealized loss of $132 million, which represented the difference between fair value and amortized cost. The comparable amount at December 31, 2000 was a net unrealized loss of $54 million. The expected weighted-average life of securities available for sale was 4 years at December 31, 2001 compared with 4 years and 5 months at December 31, 2000.

The expected weighted-average life of securities held to maturity was 18 years and 11 months at December 31, 2001. PNC had no securities held for maturity at December 31, 2000. The securities classified as held to maturity are carried at amortized cost and are owned by companies formed with AIG in 2001 that are consolidated in PNC's financial statements.

Funding Sources

Total funding sources were $59.4 billion at December 31, 2001 and 2000. The change in the composition of borrowed funds reflected a shift within categories to manage overall funding costs.

Total deposits were $47.3 billion at December 31, 2001 compared with $47.7 billion at December 31, 2000. Demand and money market deposits increased due to ongoing strategic marketing efforts to retain customers, as higher-cost, less valuable retail certificates of deposit were de-emphasized.

Asset Quality

Nonperforming assets were $391 million at December 31, 2001 compared with $372 million at December 31, 2000. The ratio of nonperforming assets to total loans, loans held for sale and foreclosed assets was .93% at December 31, 2001 compared with .71% at December 31, 2000. The allowance for credit losses was $560 million and represented 1.47% of total loans and 265% of nonperforming loans at December 31, 2001. The comparable amounts were $598 million, 1.18% and 185%, respectively, at December 31, 2000.

Capital

Shareholders' equity totaled $5.8 billion at December 31, 2001 compared with $6.7 billion at December 31, 2000. The payment of dividends, the impact of share buybacks, the retirement of preferred stock and lower earnings in 2001 accounted for the decline. During 2001, PNC repurchased 9.5 million shares of common stock through open market or privately negotiated transactions and purchased or redeemed preferred stock for $301 million. The regulatory capital ratios were 6.8% for leverage, 7.8% for tier I risk-based and 11.8% for total risk-based capital at December 31, 2001 compared with 8.0% for leverage, 8.6% for tier I risk-based and 12.6% for total risk-based capital at December 31, 2000.

FORWARD-LOOKING STATEMENTS

This report contains, and other statements that the Corporation may make may contain, forward-looking statements with respect to the Corporation's outlook or expectations for earnings, revenues, expenses, capital levels, asset quality or other future financial or business performance, strategies and expectations and the impact of legal, regulatory and supervisory matters on the Corporation's business operations and performance. Forward-looking statements are typically identified by words or phrases such as "believe," "feel," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "position," "target," "assume," "achievable," "potential," "strategy," "goal," "objective," "plan," "aspiration," "outcome," "continue," "remain," "maintain," "seek," "strive," "trend," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions.

The Corporation cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and the Corporation assumes no duty and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

The factors discussed elsewhere in this report or previously disclosed in the Corporation's SEC reports (accessible on PNC's website at *www.pnc.com* and on the SEC's website at *www.sec.gov*) and the following factors, among others, could cause actual results to differ materially from those anticipated in forward-looking statements or from historical performance:

(1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in: a deterioration in credit quality, increased credit losses, and increased funding of unfunded loan commitments and letters of credit; an adverse effect on the allowances for credit losses and unfunded loan commitments and letters of credit; a reduction in demand for credit or fee-based products and services; a reduction in net interest income, value of assets under management and assets serviced, value of private equity investments and of other debt and equity investments, value of loans held for sale or value of other on-balance-sheet and off-balance-sheet assets; or changes in the availability and terms of funding necessary to meet PNC's liquidity needs;

(2) relative and absolute investment performance of assets under management;

(3) the introduction, withdrawal, success and timing of business initiatives and strategies, decisions regarding further reductions in balance sheet leverage, the timing and pricing of any sales of loans held for sale, and PNC's inability to realize cost savings or revenue enhancements, or to implement integration plans relating to or resulting from mergers, acquisitions, restructurings and divestitures;

(4) customer borrowing, repayment, investment and deposit practices and their acceptance of PNC's products and services;

(5) the impact of increased competition;

(6) how PNC chooses to redeploy available capital, including the extent and timing of any share repurchases and investments in PNC businesses;

(7) the inability to manage risks inherent in PNC's business;

(8) the unfavorable resolution of legal proceedings or government inquiries; the impact of increased litigation risk from recent regulatory developments; and the impact of reputational risk created by recent regulatory developments on such matters as business generation and retention, the ability to attract and retain management, liquidity and funding;

(9) the denial of insurance coverage for claims made by PNC;

(10) an increase in the number of customer or counterparty delinquencies, bankruptcies or defaults that could result in, among other things, increased credit and asset quality risk, a higher provision for credit losses and reduced profitability;

(11) the impact, extent and timing of technological changes, the adequacy of intellectual property protection and costs associated with obtaining rights in intellectual property claimed by others;

(12) actions of the Federal Reserve Board;

(13) the impact of legislative and regulatory reforms and changes in accounting policies and principles;

(14) the impact of the regulatory examination process, the Corporation's failure to satisfy the requirements of written agreements with regulatory agencies, and regulators' future use of supervisory and enforcement tools; and

(15) terrorist activities and international hostilities, including the situations surrounding Iraq and North Korea, which may adversely affect the general economy, financial and capital markets, specific industries, and the Corporation.

Some of the above factors are described in more detail in the Risk Factors section of this Financial Review and factors relating to interest rate risk, operational risk, trading activities, financial and other derivatives and off-balance sheet activities are discussed in the Risk Management section of this Financial Review. Factors relating to credit risk and liquidity are discussed in the Consolidated Balance Sheet Review section of this Financial Review. Other factors are described elsewhere in this report.

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

THE PNC FINANCIAL SERVICES GROUP, INC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of The PNC Financial Services Group, Inc. is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include judgments and estimates of management. The PNC Financial Services Group, Inc. also prepared the other information included in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is responsible for establishing and maintaining effective internal controls over financial reporting and disclosure controls and procedures. The internal control system is augmented by written policies and procedures and by audits performed by an internal audit staff, which reports to the Audit Committee of the Board of Directors. Internal auditors test the operation of the internal control system and report findings to management and the Audit Committee, and corrective actions are taken to address identified control deficiencies and other opportunities for improving the system. The Audit Committee, composed solely of independent directors, provides oversight to management's conduct of the financial reporting process.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed The PNC Financial Services Group, Inc.'s internal controls over financial reporting and disclosure controls and procedures as of December 31, 2002. This assessment was based on criteria for effective internal controls over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and on requirements for disclosure controls and procedures arising from the Sarbanes-Oxley Act of 2002. Based on this assessment, management believes that The PNC Financial Services Group, Inc. maintained effective internal controls over financial reporting and disclosure controls and procedures as of December 31, 2002.

James E. Rohr
Chairman and
Chief Executive Officer

William S. Demchak
Vice Chairman and
Chief Financial Officer

REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
The PNC Financial Services Group, Inc.

We have audited the accompanying consolidated balance sheet of The PNC Financial Services Group, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of The PNC Financial Services Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The PNC Financial Services Group, Inc. for the years ended December 31, 2001 and 2000 were audited by other auditors whose report, dated March 1, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The PNC Financial Services Group, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the consolidated financial statements, in 2002 The PNC Financial Services Group, Inc. changed its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
February 17, 2003

CONSOLIDATED STATEMENT OF INCOME

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions, except per share data	Year ended December 31 2002	2001	2000
INTEREST INCOME			
Loans and fees on loans	**$2,294**	$3,279	$4,045
Securities	**616**	625	386
Loans held for sale	**135**	119	204
Other	**127**	114	97
Total interest income	**3,172**	4,137	4,732
INTEREST EXPENSE			
Deposits	**659**	1,229	1,653
Borrowed funds	**316**	646	915
Total interest expense	**975**	1,875	2,568
Net interest income	**2,197**	2,262	2,164
Provision for credit losses	**309**	903	136
Net interest income less provision for credit losses	**1,888**	1,359	2,028
NONINTEREST INCOME			
Asset management	**853**	848	809
Fund servicing	**816**	833	713
Service charges on deposits	**227**	218	206
Brokerage	**195**	206	249
Consumer services	**239**	229	209
Corporate services	**526**	60	342
Equity management	**(51)**	(179)	133
Net securities gains	**89**	131	20
Other	**303**	306	269
Total noninterest income	**3,197**	2,652	2,950
NONINTEREST EXPENSE			
Staff expense	**1,701**	1,667	1,616
Net occupancy	**243**	220	203
Equipment	**271**	255	224
Marketing	**51**	57	70
Distributions on capital securities	**58**	63	67
Other	**903**	1,152	923
Total noninterest expense	**3,227**	3,414	3,103
Income from continuing operations before minority interest and income taxes	**1,858**	597	1,875
Minority interest in income of consolidated entities	**37**	33	27
Income taxes	**621**	187	634
Income from continuing operations	**1,200**	377	1,214
Income (loss) from discontinued operations (less applicable income tax benefit of $9 and income tax expense of $0 and $44)	**(16)**	5	65
Income before cumulative effect of accounting change	**1,184**	382	1,279
Cumulative effect of accounting change (less applicable income tax benefit of $2)		(5)	
Net income	**$1,184**	$377	$1,279
EARNINGS PER COMMON SHARE			
From continuing operations			
Basic	**$4.23**	$1.27	$4.12
Diluted	**$4.20**	$1.26	$4.09
From net income			
Basic	**$4.18**	$1.27	$4.35
Diluted	**$4.15**	$1.26	$4.31
AVERAGE COMMON SHARES OUTSTANDING			
Basic	**283**	287	290
Diluted	**285**	290	293

See accompanying Notes To Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions, except par value	December 31 2002	2001
ASSETS		
Cash and due from banks	**$3,201**	$4,327
Short-term investments	**3,658**	1,335
Loans held for sale	**1,607**	4,189
Securities	**13,763**	13,908
Loans, net of unearned income of $1,075 and $1,164	**35,450**	37,974
Allowance for credit losses	**(673)**	(560)
Net loans	**34,777**	37,414
Goodwill	**2,313**	2,036
Other intangible assets	**333**	337
Other	**6,725**	6,092
Total assets	**$66,377**	$69,638
LIABILITIES		
Deposits		
Noninterest-bearing	**$9,538**	$10,124
Interest-bearing	**35,444**	37,180
Total deposits	**44,982**	47,304
Borrowed funds		
Federal funds purchased	**38**	167
Repurchase agreements	**814**	954
Bank notes and senior debt	**4,400**	6,362
Federal Home Loan Bank borrowings	**1,256**	2,047
Subordinated debt	**2,423**	2,298
Other borrowed funds	**185**	262
Total borrowed funds	**9,116**	12,090
Allowance for unfunded loan commitments and letters of credit	**84**	70
Accrued expenses	**2,046**	1,684
Other	**2,172**	1,649
Total liabilities	**58,400**	62,797
Minority interest	**270**	170
Mandatorily redeemable capital securities of subsidiary trusts	**848**	848
SHAREHOLDERS' EQUITY		
Preferred stock		1
Common stock - $5 par value		
Authorized 800 shares		
Issued 353 shares	**1,764**	1,764
Capital surplus	**1,101**	1,077
Retained earnings	**7,187**	6,549
Deferred benefit expense	**(9)**	(16)
Accumulated other comprehensive income	**321**	5
Common stock held in treasury at cost: 68 and 70 shares	**(3,505)**	(3,557)
Total shareholders' equity	**6,859**	5,823
Total liabilities, minority interest, capital securities and shareholders' equity	**$66,377**	$69,638

See accompanying Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions	Shares Outstanding Preferred Stock	Shares Outstanding Common Stock	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Deferred Benefit Expense	Accumulated Other Comprehensive Income (Loss) from Continuing Operations	Accumulated Other Comprehensive Income (Loss) from Discontinued Operations	Treasury Stock	Total
Balance at January 1, 2000	7	293	$7	$1,764	$1,276	$6,006	$(17)	$(132)	$(135)	$(2,823)	$5,946
Net income						1,279					1,279
Net unrealized securities gains								86	90		176
Minimum pension liability adjustment								1			1
Other								2			2
Comprehensive income											1,458
Cash dividends declared											
Common						(530)					(530)
Preferred						(19)					(19)
Treasury stock activity		(3)			6					(218)	(212)
Tax benefit of stock option plans					20						20
Subsidiary stock transactions					1						1
Deferred benefit expense							(8)				(8)
Balance at December 31, 2000	7	290	7	1,764	1,303	6,736	(25)	(43)	(45)	(3,041)	6,656
Net income						377					377
Net unrealized securities (losses) gains								(51)	45		(6)
Net unrealized gains on cash flow hedge derivatives								98			98
Minimum pension liability adjustment								(1)			(1)
Other								2			2
Comprehensive income											470
Cash dividends declared											
Common						(552)					(552)
Preferred						(12)					(12)
Treasury stock activity		(7)			26					(516)	(490)
Tax benefit of stock option plans					40						40
Subsidiary stock transactions					3						3
Series F preferred stock tender offer/redemption	(6)		(6)		(295)						(301)
Deferred benefit expense							9				9
Balance at December 31, 2001	1	283	1	1,764	1,077	6,549	(16)	5		(3,557)	5,823
Net income						1,184					1,184
Net unrealized securities gains								265			265
Net unrealized gains on cash flow hedge derivatives								37			37
Minimum pension liability adjustment								(2)			(2)
Other								16			16
Comprehensive income											1,500
Cash dividends declared											
Common						(545)					(545)
Preferred						(1)					(1)
Treasury stock activity	(1)	2	(1)		13					52	64
Tax benefit of stock option plans					9						9
Subsidiary stock transactions					2						2
Deferred benefit expense							7				7
Balance at December 31, 2002		**285**		**$1,764**	**$1,101**	**$7,187**	**$(9)**	**$321**		**$(3,505)**	**$6,859**

See accompanying Notes To Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions	Year ended December 31 2002	2001	2000
OPERATING ACTIVITIES			
Net income	**$1,184**	$377	$1,279
Loss (income) from discontinued operations	**16**	(5)	(65)
Cumulative effect of accounting change		5	
Income from continuing operations	**1,200**	377	1,214
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Provision for credit losses	**309**	903	136
Depreciation, amortization and accretion	**242**	309	283
Deferred income taxes	**487**	(48)	376
Securities transactions	**(89)**	(128)	(29)
Valuation adjustments	**2**	265	27
Change in			
Loans held for sale	**2,907**	(92)	1,652
Short-term investments	**(2,323)**	(184)	(51)
Other	**(82)**	(135)	(560)
Net cash provided by operating activities	**2,653**	1,267	3,048
INVESTING ACTIVITIES			
Net change in loans	**1,073**	4,099	(2,215)
Repayment of securities	**3,158**	2,445	920
Sales			
Securities	**16,395**	19,693	7,630
Loans	**3,277**	1,155	551
Foreclosed assets	**11**	15	24
Purchases			
Securities	**(18,967)**	(26,147)	(7,640)
Loans	**(874)**	(758)	
Net cash (paid) received for acquisitions/divestitures	**(1,676)**	485	(30)
Other	**(193)**	(131)	(301)
Net cash provided (used) by investing activities	**2,204**	856	(1,061)
FINANCING ACTIVITIES			
Net change in			
Noninterest-bearing deposits	**(586)**	1,634	329
Interest-bearing deposits	**(1,736)**	(1,994)	1,533
Federal funds purchased	**(129)**	(1,260)	164
Repurchase agreements	**(140)**	347	205
Sales/issuances			
Bank notes and senior debt		2,157	2,849
Federal Home Loan Bank borrowings		3,123	1,781
Subordinated debt		(1)	100
Other borrowed funds	**22,246**	35,346	37,060
Common stock	**131**	184	189
Repayments/maturities			
Bank notes and senior debt	**(2,047)**	(1,915)	(3,715)
Federal Home Loan Bank borrowings	**(791)**	(1,576)	(3,539)
Subordinated debt		(200)	(20)
Other borrowed funds	**(22,323)**	(35,752)	(37,367)
Acquisition of treasury stock	**(62)**	(681)	(428)
Series F preferred stock tender offer/redemption		(301)	
Cash dividends paid	**(546)**	(569)	(546)
Net cash used by financing activities	**(5,983)**	(1,458)	(1,405)
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	**(1,126)**	665	582
Cash and due from banks at beginning of year	**4,327**	3,662	3,080
Cash and due from banks at end of year	**$3,201**	$4,327	$3,662
CASH PAID FOR			
Interest	**$997**	$1,813	$2,598
Income taxes	**189**	215	289
NON-CASH ITEMS			
Transfer of mortgage loans to securities		4,341	710
Transfer from (to) loans to (from) loans held for sale, net	**263**	2,707	(143)
Transfer from loans to other assets	**14**	11	23

See accompanying Notes To Consolidated Financial Statements.

BUSINESS

The PNC Financial Services Group, Inc. ("Corporation" or "PNC") is one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund processing services. The Corporation provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. The Corporation also provides certain banking, asset management and global fund processing services internationally. PNC is subject to intense competition from other financial services companies and is subject to regulation by various domestic and international authorities.

NOTE 1 ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of PNC and its subsidiaries, most of which are wholly owned, and certain general partnership interests. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"). All significant intercompany accounts and transactions have been eliminated. Certain prior-period amounts have been reclassified to conform with the current period presentation. These reclassifications did not impact the Corporation's consolidated financial condition or results of operations. The consolidated financial statements and notes to consolidated financial statements reflect the residential mortgage banking business, which was sold on January 31, 2001, in discontinued operations, unless otherwise noted.

INVESTMENTS

PNC has interests in various types of investments. The accounting for these investments is dependent on a number of factors including, but not limited to, items such as marketability of the investment, ownership interest, PNC's intent and the nature of the investment.

Venture capital investments, which include both direct investments in companies and interests in limited partnerships, are reported at estimated fair values. These estimates are based upon available information and may not necessarily represent amounts that will ultimately be realized through distribution, sale or liquidation of the investment. The valuation procedures applied to direct investments include valuation techniques such as multiples of earnings before interest, taxes, depreciation and amortization of the entity, independent appraisals of the entity or the pricing used to value the entity in a recent financing transaction. Limited partnership investments are valued based on the financial statements received from the general partner, an independent third party. All venture capital investments are included in the consolidated balance sheet under other assets. Changes in the fair value of these assets are recognized in noninterest income.

Equity investments other than venture capital investments are accounted for under one of the following methods:

- Marketable equity securities are accounted for at fair value based on the securities' quoted market price from a national securities exchange. Those purchased with the intention of recognizing short-term profits are placed in the trading account, carried at market value and classified as short-term investments. Gains and losses on trading securities are included in noninterest income. Marketable equity securities not classified as trading are designated as securities available for sale and are carried at fair value with unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive income or loss.

- Investments in nonmarketable equity securities are recorded using the cost or equity methods of accounting. The cost method is used for those investments in which PNC does not have significant influence over the investee. Under this method, there is no change to the cost basis unless there is an other than temporary decline in value, which results in an impairment charge. Dividends received on cost investments are included in noninterest income. The equity method is used for those investments in which PNC can have significant influence over the operations of the investee. Under the equity method, PNC records its equity ownership share of the net income or loss of the investee in noninterest income. PNC records its nonmarketable equity securities in other assets.

- Additionally, investments in limited partnerships are accounted for under either the cost method or the equity method as described above for nonmarketable equity securities. The equity method is used if the limited partner's ownership interest in the partnership is greater than 3% to 5%. For the remaining limited partnership investments, the cost method is used. Limited partnership investments are included in other assets.

Debt securities are classified as securities and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Debt securities purchased with the intention of recognizing short-term profits are placed in the trading account, carried at market value and classified as short-term investments. Gains and losses on these securities are included in noninterest income. Debt securities not classified as held to maturity or trading are designated as securities available for sale and carried at fair value with unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive income or loss.

Interest on debt securities, including amortization of premiums and accretion of discounts using the interest method, is included in interest income. Gains and losses realized on the sale of debt securities available for sale are computed on a specific security basis and included in noninterest income.

SPECIAL PURPOSE ENTITIES

Special Purpose Entities ("SPEs") are broadly defined as legal entities structured for a particular purpose. PNC utilizes SPEs in various legal forms to conduct normal business activities including the sale or transfer of assets to third parties. SPEs that meet the criteria for a Qualifying Special Purpose Entity ("QSPE") as defined in Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not required to be consolidated. SPEs that are not QSPEs are reviewed for consolidation based on each SPE's individual structure and operations. General factors to be considered in making this determination include whether the majority owner (or owners) of the SPE is independent of PNC, has made a substantive capital investment in the SPE, has control of the SPE, or possesses the substantive risks and rewards of ownership of the SPE.

In response to demands to strengthen existing accounting guidance regarding the consolidation of SPEs and other off-balance sheet entities, in January 2003 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities".

In general, a variable interest entity ("VIE") is a corporation, partnership, limited liability corporation, trust, grantor trust or any other legal structure used to conduct activities or hold assets that either does not have equity investors with voting rights that can directly or indirectly make decisions about the entity's activities through those voting rights or similar rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets, including loans or receivables, real estate or other property.

FIN 46 requires a VIE to be consolidated if the company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the entity's residual returns or both. A company that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must record all of the VIE's assets, liabilities and noncontrolling interests at fair value. FIN 46 also requires disclosures about VIEs that the company is not required to consolidate but in which it has a significant variable interest.

The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to VIEs that existed prior to that date in the first fiscal year or interim period beginning after June 15, 2003.

Based on a preliminary review of the provisions of FIN 46, it is reasonably possible that PNC and/or BlackRock will hold a significant variable interest in certain existing VIEs that would require the Corporation to consolidate these entities in the third quarter of 2003. A description of these existing VIEs follows:

- PNC Bank, N.A. ("PNC Bank") provides credit enhancement, liquidity facilities and certain administrative services to Market Street Funding Corporation ("Market Street"), a multi-seller asset-backed commercial paper conduit that is independently owned and managed. The activities of Market Street are limited to the purchase of, or making of, loans secured by interests primarily in pools of receivables from U.S. corporations that desire access to the commercial paper market. Market Street funds the purchases by issuing commercial paper. Market Street's commercial paper has been rated A1/P1 by Standard & Poor's and Moody's. Market Street had total assets of $3.0 billion and total liabilities of $3.0 billion at December 31, 2002. PNC Bank provides certain administrative services, a portion of the program-level credit enhancement and the majority of liquidity facilities to Market Street in exchange for fees negotiated based on market rates. Credit enhancement is provided in part by PNC Bank in the form of a cash collateral account which is funded by a credit loan facility with a five-year term expiring on December 31, 2004. At December 31, 2002, approximately $96 million was outstanding on this facility. An additional $287 million was provided by a major insurer. Also at December 31, 2002, Market Street had liquidity facilities available supporting individual pools of receivables totaling $3.9 billion, of which $3.2 billion was provided by PNC Bank. As Market Street's program administrator, PNC received fees of $13.9 million for the year ended December 31, 2002. Commitment fees related to PNC's portion of the liquidity facilities amounted to $7.5 million for 2002. PNC holds no ownership interest in Market Street.

- BlackRock Inc. ("BlackRock"), a majority-owned subsidiary of PNC, acts as collateral asset manager for four collaterialized bond obligation funds ("CBOs") and one collaterialized loan obligation fund ("CLO") organized as corporations or limited liability companies. The funds invest in high yield securities and offer opportunity for high return and are subject to greater risk than traditional investment products. These funds are structured to take advantage of the yield differential between their assets and liabilities and have terms to maturity from eight to twelve years. At December 31, 2002, aggregate assets and debt in the CBOs and CLO was approximately $2.1 billion and $2.1 billion, respectively. BlackRock's equity ownership was approximately $10.4 million at December 31, 2002.

- PNC Real Estate Finance makes equity investments in various limited partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital, to facilitate the sale of additional affordable housing product offerings and to assist PNC in achieving goals associated with the Community Reinvestment Act. The activities of the limited partnerships include the identification, development and operation of multi-family housing that is leased to qualifying residential tenants generally within the PNC footprint. The investments are funded through a combination of debt and equity with equity typically comprising 30 – 60% of the total project capital. At December 31, 2002, PNC's maximum exposure to loss resulting from those LIHTC investments in which PNC owns a 50% or greater interest and which may be subject to the provisions of FIN 46 was $142 million. This represents the combination of a recorded basis of $119 million and unfunded commitments of $23 million.

- Within the PNC Advisors' business segment, PNC GPI, Inc., ("GPI") a wholly owned subsidiary of the Corporation, is the general partner and in some cases the commodity pool operator for, and PNC Bank is the investment manager for, a number of private investment funds organized as limited partnerships. In addition, PNC Bank is the investment manager for, and GPI is the commodity pool operator for, two private investment funds organized as offshore corporations. On December 31, 2002, the aggregate value of the assets of these funds was $725 million, and the value of PNC GPI's ownership was $2.4 million.

- As part of its equity management activities, the Corporation has subsidiaries that invest in and act as the investment manager for a private equity fund that is organized as a limited partnership. The fund invests in private equity investments for the purpose of generating capital appreciation and profits. At December 31, 2002, aggregate assets and equity in the fund were approximately $37.3 million and $37.2 million, respectively. PNC's ownership in the fund was valued at approximately $9.6 million at December 31, 2002.

As currently organized, the following entities would be considered VIEs under FIN 46. However, management has identified, and intends to implement, certain changes to the equity ownership and/or control structure of these entities that management believes would remove them from the scope of FIN 46. As a result, these entities would not be required to be consolidated in the third quarter of 2003.

- BlackRock serves as investment manager for two fixed income hedge funds that engage in trading of fixed income securities through both a limited liability company ("LLC") and a corporate entity. These funds invest in the global bond markets on a more leveraged basis and/or concentrated basis than BlackRock's traditional fixed income products with diversification of risk exposure in each portfolio. BlackRock serves as the managing member of the LLC and the investment manager of the corporate entity which had combined assets and liabilities of approximately $37.9 billion and $36.4 billion, respectively, at December 31, 2002. BlackRock's equity ownership was approximately $7.5 million at December 31, 2002.

- On November 4, 2002, BlackRock purchased certain assets and liabilities of Cyllenius Partners GP, LLC and Cyllenius Capital Management LP and now serves as the managing member of two LLCs and the investment manager for a corporation (the "Cyllenius Funds") which engage in the trading of equity securities both long and short. At December 31, 2002, the Cyllenius Funds had total assets and liabilities of approximately $168.2 million and $44.8 million, respectively. BlackRock holds no ownership interest in the Cyllenius Funds.

If PNC and/or BlackRock are required to consolidate existing VIEs under the provisions of FIN 46, this change could have a significant impact on PNC's consolidated balance sheet, regulatory capital, and asset quality and related ratios. PNC management will continue to assess this interpretation's final impact on the Corporation's consolidated financial statements. In addition, the FASB is discussing implementation guidelines associated with FIN 46 which could change management's current assessment of its impact. Therefore, additional entities may be subject to consolidation upon PNC's implementation of FIN 46.

USE OF ESTIMATES

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported. Actual results will differ from such estimates and the differences may be material to the consolidated financial statements.

BUSINESS COMBINATIONS

In business combinations accounted for using the purchase method of accounting, the net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired is recognized as goodwill.

LOANS HELD FOR SALE

Loans are designated as held for sale when the Corporation has a positive intent to sell them. Loans are transferred at the lower of cost or market to the loans held for sale category. At the time of transfer, related write-downs on the loans are recorded as charge-offs. A new cost basis of the loan is established and any subsequent adjustment as a result of lower of cost or market analysis is recognized as a valuation allowance with changes included in noninterest income.

The lower of cost or market analysis on pools of homogeneous loans is applied on a net aggregate basis. Such analysis on non-homogeneous loans is applied on an individual loan basis.

Interest income with respect to loans held for sale is accrued on the principal amount outstanding.

LOANS AND LEASES

Loans are stated at the principal amounts outstanding, net of unearned income. Interest income with respect to loans other than nonaccrual loans is accrued on the principal amount outstanding and credited to interest income as earned using the interest method. Significant loan fees are deferred and accreted to interest income over the respective lives of the loans.

The Corporation also provides financing for various types of equipment, aircraft, energy and power systems and rolling stock through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Lease financing income is recognized over the term of the lease using methods that approximate the level yield method. Gains or losses on the sale of leased assets or valuation adjustments on lease residuals are included in noninterest income.

LOAN SECURITIZATIONS AND RETAINED INTERESTS

The Corporation sells mortgage and other loans through secondary market securitizations. In certain cases, the Corporation will retain a portion of the securities issued, interest-only strips, one or more subordinated tranches, servicing rights and/or cash reserve accounts, all of which are associated with the securitized asset. Any gain or loss recognized on the sale of the loans depends on the allocation between the loans sold and the retained interests, based on their relative fair market values at the date of transfer. The Corporation generally estimates fair value based on the present value of future expected cash flows using assumptions as to discount rates, prepayment speeds, credit losses and servicing costs, if applicable.

Servicing rights are maintained at the lower of carrying value or fair market value and are amortized in proportion to estimated net servicing income. Retained interests in loan securitizations are carried at fair market value and included in other assets. For retained interests classified as securities available for sale, adjustments to fair market value are recognized through accumulated other comprehensive income or loss. Fair market value adjustments for all other retained interests are recorded in noninterest income. For servicing rights retained, the Corporation generally receives a fee for servicing the securitized loans.

For purposes of measuring impairment, the Corporation stratifies the pools of assets underlying servicing rights by product type and/or geographic region of the borrower. A valuation allowance is recorded when the carrying amount of specific asset strata exceeds its fair value.

NONPERFORMING ASSETS

Nonperforming assets include nonaccrual loans, troubled debt restructurings, nonaccrual loans held for sale and foreclosed assets. Generally, loans other than consumer are classified as nonaccrual when it is determined that the collection of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loans are well secured and in the process of collection. When interest accrual is discontinued, accrued but uncollected interest credited to income in the current year is reversed and unpaid interest accrued in the prior year, if any, is charged against the allowance for credit losses. Consumer loans are generally charged-off in the month they become 120 days past due. Home equity loans and home equity lines of credit are classified as nonaccrual at 120 days and 180 days past due, respectively, and are recorded at the lower of cost or market value, less liquidation costs, unless the loans are well secured and in the process of collection.

A loan is categorized as a troubled debt restructuring in the year of restructuring if a significant concession is granted to the borrower due to deterioration in the financial condition of the borrower.

Nonperforming loans are generally not returned to performing status until the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and collection of the contractual principal and interest is no longer doubtful.

Impaired loans consist of nonaccrual commercial and commercial real estate loans and troubled debt restructurings. Interest collected on these loans is recognized on the cash basis or cost recovery method.

Loans held for sale, which are carried at lower of cost or market value, are considered nonaccrual when it is determined that the collection of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loans are well secured and in the process of collection. Nonaccrual loans held for sale are reported as other nonperforming assets.

Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. These assets are recorded on the date acquired at the lower of the related loan balance or market value of the collateral less estimated disposition costs. Market values are estimated primarily based on appraisals. Subsequently, foreclosed assets are valued at the lower of the amount recorded at acquisition date or the current market value less estimated disposition costs. Gains or losses realized from disposition of such property are reflected in noninterest expense.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained at a level believed by management to be sufficient to absorb estimated probable credit losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, exposure at default, the amounts and timing of expected future cash flows on impaired loans, estimated losses on consumer loans and residential mortgages, and general amounts for historical loss experience, economic conditions, uncertainties in estimating losses and inherent risks in the various credit portfolios, all of which may be susceptible to significant change.

In determining the adequacy of the allowance for credit losses, the Corporation makes specific allocations to impaired loans, to pools of watchlist and nonwatchlist loans, to consumer and residential mortgage loans, and to unallocated reserves. While allocations are made to specific loans and pools of loans, the total reserve is available for all credit losses.

Specific allocations are made to significant impaired loans and are determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairments of a Loan," with impairment measured generally based on the present value of the loan's expected cash flows, the loan's observable market price or the fair value of the loan's collateral. A minimum specific allowance is established on all impaired loans at the applicable pool reserve allocation rate for similar loans.

Allocations to loan pools are developed by business segment and risk rating and are based on historical loss trends and management's judgment concerning those trends and other relevant factors. These factors may include, among others, actual versus estimated losses, regional and national economic conditions, business segment and portfolio concentrations, industry competition and consolidation, and the impact of government regulations. Loss factors are based on historical experience and may be adjusted for significant factors that, based on management's judgment, impact the collectibility of the portfolio as of the balance sheet date. Consumer and residential mortgage loan allocations are made at a total portfolio level based on historical loss experience adjusted for portfolio activity and economic conditions.

While PNC's pool reserve methodologies strive to reflect all risk factors, there continues to be a certain element of risk associated with, but not limited to, potential estimation or judgmental errors. Unallocated reserves are designed to provide coverage for probable losses attributable to such risks. In addition, unallocated reserves also include factors which may not be directly measured in the determination of specific or pooled reserves. These factors include general economic and business conditions affecting key lending areas of the Corporation, credit quality trends, recent loss experience in particular segments of the portfolio, duration of the current economic cycle, and bank regulatory examination results.

ALLOWANCE FOR UNFUNDED LOAN COMMITMENTS AND LETTERS OF CREDIT

The allowance for unfunded loan commitments and letters of credit is maintained at a level believed by management to be sufficient to absorb estimated probable losses related to these unfunded credit facilities. The determination of the adequacy of the allowance is based on periodic evaluations of the unfunded credit facilities including an assessment of the probability of commitment usage, credit risk factors for loans outstanding to these same customers, and the terms and expiration dates of the unfunded credit facilities.

Net adjustments to the allowance for unfunded loan commitments and letters of credit are included in the provision for credit losses.

Commercial Mortgage Servicing Rights

PNC provides servicing under various commercial loan servicing contracts. These contracts are either purchased in the market place or retained as part of a commercial mortgage loan securitization. If a contract is purchased, it is recorded at cost. If a contract is retained, the servicing right is recorded based on its relative fair value to all of the assets securitized. Fair value is based on the present value of the future cash flows, including assumptions as to prepayment speeds, discount rate, interest rates, cost to service and other factors. The asset is amortized over its estimated life in proportion to estimated net servicing income. On a quarterly basis, the asset is tested for impairment. If the estimated fair value of the asset is less than the carrying value, an impairment loss is recognized. The asset is recorded as an Other Intangible Asset. Servicing fees are recognized as they are earned and are reported in Corporate Services as part of noninterest income. The related amortization expense is also classified in Corporate Services.

Goodwill And Other Intangible Assets

With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002, goodwill is no longer amortized to expense, but rather is tested for impairment periodically. Certain other intangible assets are amortized to expense using accelerated or straight-line methods over their respective estimated useful lives. At least annually, management reviews goodwill and other intangible assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. Impairment, if any, is measured on a discounted future cash flow basis.

Depreciation And Amortization

For financial reporting purposes, premises and equipment are depreciated principally using the straight-line method over their estimated useful lives.

The estimated useful lives used for furniture and equipment range from one to 10 years, while buildings are depreciated over an estimated useful life of 39 years. Leasehold improvements are amortized over their estimated useful lives of up to 10 years, or the respective lease terms, whichever is shorter.

Repurchase And Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Corporation's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral may be obtained where considered appropriate to protect against credit exposure.

Treasury Stock

The Corporation records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Derivative Instruments And Hedging Activities

The Corporation uses a variety of financial derivatives as part of the overall asset and liability risk management process to manage interest rate, market and credit risk inherent in the Corporation's business activities. Substantially all such instruments are used to manage risk related to changes in interest rates. Interest rate and total rate of return swaps, purchased interest rate caps and floors and futures contracts are the primary instruments used by the Corporation for interest rate risk management.

Interest rate swaps are agreements with a counterparty to exchange periodic fixed and floating interest payments calculated on a notional amount. The floating rate is based on a money market index, primarily short-term LIBOR. Total rate of return swaps are agreements with a counterparty to exchange an interest rate payment for the total rate of return on a specified reference index calculated on a notional amount. Purchased interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate exceeds or is less than a defined rate applied to a notional amount, respectively. Interest rate futures contracts are exchange-traded agreements to make or take delivery of a financial instrument at an agreed upon price and are settled in cash daily.

Financial derivatives involve, to varying degrees, interest rate, market and credit risk. The Corporation manages these risks as part of its asset and liability management process and through credit policies and procedures. The Corporation seeks to minimize counterparty credit risk by entering into transactions with only a select number of high-quality institutions, establishing credit limits, and generally requiring bilateral netting and collateral agreements.

As required, effective January 1, 2001, the Corporation implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement requires the Corporation to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

For those derivative instruments that are designated and qualify as hedging instruments, the Corporation must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The Corporation has no derivatives that hedge the net investment in a foreign operation.

For derivatives that are designated as fair value hedges (i.e., hedging the exposure to changes in the fair value of an asset or a liability attributable to a particular risk), the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in current earnings. An adjustment to the hedged item for the change in its fair value pertaining to the hedged risk is included in its carrying value. For derivatives designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows), the effective portions of the gain or loss on derivatives are reported as a component of accumulated other comprehensive income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on these derivatives is recognized in current earnings. The Corporation will discontinue hedge accounting prospectively when it determines that the derivative is no longer an effective hedge, the derivative expires or is sold, or management discontinues the derivative's hedge designation. In those circumstances, amounts included in accumulated other comprehensive income regarding a cash flow hedge are recognized in earnings to match the earnings recognition pattern of the hedged item (e.g., level yield amortization if hedging an interest-bearing instrument). The Corporation terminated no cash flow hedges in 2002 or 2001 due to a determination that a forecasted transaction was no longer likely to occur.

Fair Value Hedging Strategies

The Corporation enters into interest rate and total rate of return swaps, caps, floors and interest rate futures derivative contracts to hedge designated commercial mortgage loans held for sale, securities available for sale, commercial loans, bank notes, senior debt and subordinated debt for changes in fair value primarily due to changes in interest rates. Adjustments related to the ineffective portion of fair value hedging instruments are recorded in interest income, interest expense or noninterest income depending on the hedged item.

Cash Flow Hedging Strategy

The Corporation enters into interest rate swap contracts to modify the interest rate characteristics of designated commercial loans from variable to fixed in order to reduce the impact of interest rate changes on future interest income. The fair value of these derivatives is reported in other assets or other liabilities and offset in accumulated other comprehensive income for the effective portion of the derivatives. When the hedged transaction culminates, any unrealized gains or losses related to these swap contracts are removed from accumulated other comprehensive income and are included in interest income. Ineffectiveness of the strategy, as defined under SFAS No. 133, if any, is reported in interest income.

Customer And Other Derivatives

To accommodate customer needs, PNC also enters into financial derivative transactions primarily consisting of interest rate swaps, caps, floors and foreign exchange contracts. Market risk exposure from customer positions is managed through transactions with other dealers. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer. Additionally, the Corporation enters into other derivative transactions for risk management purposes that are not designated as accounting hedges, including credit default swaps which are used to mitigate credit risk and lower the required regulatory capital associated with commercial lending activities. The positions of customer and other derivatives are recorded at fair value and changes in value are included in noninterest income.

Derivative Instruments And Hedging Activities – Pre-SFAS No. 133

Prior to January 1, 2001, interest rate swaps, caps and floors that modified the interest rate characteristics (such as from fixed to variable, variable to fixed, or one variable index to another) of designated interest-bearing assets or liabilities were accounted for under the accrual method. The net amount payable or receivable from the derivative contract was accrued as an adjustment to interest income or interest expense of the designated instrument. Premiums on contracts were deferred and amortized over the life of the agreement as an adjustment to interest income or interest expense of the designated instruments. Unamortized premiums were included in other assets.

Changes in the fair value of financial derivatives accounted for under the accrual method were not reflected in results of operations. Realized gains and losses, except losses on terminated interest rate caps and floors, were deferred as an adjustment to the carrying amount of the designated instruments and amortized over the shorter of the remaining original life of the agreements or the designated instruments. Losses on terminated interest rate caps and floors were recognized immediately in results of operations. If the designated instruments were disposed of, the fair value of the associated derivative contracts and any unamortized deferred gains or losses were included in the determination of gain or loss on the disposition of such instruments. Contracts not qualifying for accrual accounting were marked to market with gains or losses included in noninterest income.

For credit default swaps that qualified for hedge accounting treatment, the premium paid to enter into the credit default swaps was recorded in other assets and deferred and amortized to noninterest expense over the life of the agreement. Changes in the fair value of credit default swaps qualifying for hedge accounting treatment were not reflected in the Corporation's financial position and had no impact on results of operations.

If the credit default swap did not qualify for hedge accounting treatment or if the Corporation was the seller of credit protection, the credit default swap was marked to market with gains or losses included in noninterest income.

Asset Management And Fund Servicing Fees

Asset management and fund servicing fees are recognized primarily as the services are performed. Asset management fees are primarily based on a percentage of the fair value of the assets under management and performance fees based on a percentage of the returns on such assets. Fund servicing fees are primarily based on a percentage of the fair value of the assets, and the number of shareholder accounts, administered by the Corporation.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income adjusted for preferred stock dividends declared by the weighted-average number of shares of common stock outstanding.

Diluted earnings per common share is based on net income adjusted for dividends declared on nonconvertible preferred stock. The weighted-average number of shares of common stock outstanding is increased by the assumed conversion of outstanding convertible preferred stock and debentures from the beginning of the year or date of issuance, if later, and the number of shares of common stock that would be issued assuming the exercise of stock options and the issuance of incentive shares. Such adjustments to net income and the weighted-average number of shares of common stock outstanding are made only when such adjustments are expected to dilute earnings per common share.

STOCK-BASED COMPENSATION

At December 31, 2002, the Corporation has stock-based employee compensation plans, which are described more fully in Note 22 Stock-Based Compensation Plans. PNC accounts for these plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense has been reflected in net income for the Employee Stock Purchase Plan ("ESPP") and stock options as all rights and options to purchase PNC stock granted under these plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the income from continuing operations and earnings per share as if the Corporation had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, to stock-based employee compensation plans.

Pro Forma Income From Continuing Operations And Earnings Per Share

Year Ended December 31 In millions, except per share data	2002	2001	2000
Income from continuing operations, as reported	**$1,200**	$377	$1,214
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**(47)**	(33)	(18)
Pro forma income from continuing operations	**$1,153**	$344	$1,196
Earnings per share from continuing operations			
Basic-as reported	**$4.23**	$1.27	$4.12
Basic-pro forma	**4.06**	1.15	4.06
Diluted-as reported	**4.20**	1.26	4.09
Diluted-pro forma	**4.04**	1.14	4.02

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 142 which changed the accounting from amortizing goodwill to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, ceased upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level is required on at least an annual basis. The standard also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. The Corporation adopted SFAS No. 142 on January 1, 2002. As a result, during 2002 goodwill amortization decreased by approximately $117 million and net income increased by approximately $93 million. Refer to "Goodwill And Other Intangible Assets" herein and to Note 14 Goodwill And Other Intangible Assets for additional information.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. The standard was effective January 1, 2002 and did not have a material impact on the Corporation's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 addresses the accounting and reporting for one-time employee termination benefits, certain contract termination costs, and other costs associated with exit or disposal activities such as facility closings or consolidations and employee relocations. The standard is effective for exit or disposal activities initiated after December 31, 2002. The Corporation adopted SFAS No. 146 prospectively as of January 1, 2003.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This statement clarified that, only if certain criteria are met, an acquisition of a less-than-whole financial institution (such as a branch acquisition) should be accounted for as a business combination. In addition, SFAS No. 147 amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets. As a result, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used by a company. SFAS No. 147 became effective October 1, 2002 and did not have a material impact on the Corporation's consolidated financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit and indemnifications. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair or market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations would not apply to guarantees accounted for as derivatives. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 29 Commitments And Guarantees for the disclosures currently required under FIN 45.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure." This statement amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. See "Stock-Based Compensation" herein and Note 22 Stock-Based Compensation Plans for additional information.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." See "Special Purpose Entities" herein for further information.

NOTE 2 NBOC ACQUISITION

In January 2002, PNC Business Credit acquired a portion of National Bank of Canada's ("NBOC") U.S. asset-based lending business in a purchase business combination. With this acquisition, PNC Business Credit established six new marketing offices. The transaction was designed to allow PNC to acquire the higher-quality portion of the portfolio, and provide NBOC a means for the orderly liquidation and exit of the remaining portfolio.

PNC acquired 245 lending customer relationships representing approximately $2.6 billion of credit exposure including $1.5 billion of loans outstanding with the balance representing unfunded loan commitments. PNC also acquired certain other assets and assumed liabilities resulting in a total acquisition cost of approximately $1.8 billion that was paid primarily in cash. Goodwill recorded was approximately $277 million, of which approximately $101 million is non-deductible for federal income tax purposes. The results of the acquired business have been included in results of operations for PNC Business Credit since the acquisition date.

NBOC retained a portfolio ("Serviced Portfolio") totaling approximately $662 million of credit exposure, including $463 million of outstandings, which is being serviced by PNC for an 18-month term unless a different date is mutually agreed upon. In June 2002, NBOC and PNC reached final agreement as to the Serviced Portfolio's financial information. As such, certain financial data previously disclosed with regard to the NBOC Serviced Portfolio has been modified to reflect the terms of this revised agreement. The Serviced Portfolio retained by NBOC primarily represents the portion of NBOC's U.S. asset-based loan portfolio with the highest risk. The loans are either to borrowers with deteriorating trends or with identified weaknesses which if not corrected could jeopardize full satisfaction of the loans or in industries to which PNC Business Credit wants to limit its exposure. Approximately $138 million of the Serviced Portfolio outstandings were nonperforming on the acquisition date. At the end of the servicing term, NBOC has the right to transfer the then remaining Serviced Portfolio to PNC ("Put Option"). NBOC's and PNC's strategy is to aggressively liquidate the Serviced Portfolio during the servicing term. PNC may sell or otherwise liquidate any remaining loans in the event NBOC puts them to PNC at the end of the servicing term.

NBOC retains significant risks and rewards of owning the Serviced Portfolio, including realized credit losses, during the servicing term as described below. NBOC assigned $24 million of specific reserves to certain of the loans in the Serviced Portfolio. Additionally, NBOC absorbs realized credit losses on the Serviced Portfolio in addition to the specific reserves on individual identified loans. If during the servicing term the realized credit losses in the Serviced Portfolio exceed $50 million plus the specific reserves, then PNC Business Credit will advance cash to NBOC for these excess losses net of recoveries ("Excess Loss Payments"). PNC is to be reimbursed by NBOC for any Excess Loss Payments if the Put Option is not exercised. If the Put Option is exercised, the Put Option purchase price will be reduced by the amount of any Excess Loss Payments.

As part of the allocation of the purchase price for the business acquired, PNC Business Credit established a liability of $112 million to reflect its obligation under the Put Option. An independent third party valuation firm valued the Put Option by estimating the difference between the anticipated fair value of loans from the Serviced Portfolio expected to be outstanding at the put date and the anticipated Put Option purchase price. The Put Option liability is revalued on a quarterly basis by the independent valuation firm with changes in the value included in earnings. At December 31, 2002 the Put Option liability was approximately $57 million. A $28 million reduction from the acquisition date amount was recognized in earnings in 2002 as other noninterest income. In addition, $27 million has been paid to NBOC as Excess Loss Payments.

If the Put Option is exercised, then PNC would record the loans acquired as loans held for sale at the purchase price less the balance of the Put Option liability at that date, which should approximate fair value. The Put Option purchase price will be NBOC's outstanding principal balance for the loans remaining in the Serviced Portfolio adjusted for the realized credit losses during the servicing term and Excess Loss Payments. As the realized credit losses have exceeded $50 million plus the specific reserves used, the Excess Loss Payments made by PNC Business Credit to NBOC will be deducted from NBOC's outstanding principal balance in determining the Put Option purchase price.

At December 31, 2002, the independent valuation firm estimated that loans outstanding in the Serviced Portfolio at the put date would be $175 million. The total credit losses over the 18-month term of the servicing agreement are estimated to be $87 million. Using these and other assumptions, if the Put were exercised at the end of the servicing term, PNC would record the acquired loans at $114 million. Actual results may differ materially from these assumptions. See Note 29 Commitments And Guarantees.

Prior to closing of the acquisition, PNC Business Credit transferred $49 million of nonperforming loans to NBOC in a transaction accounted for as a financing. Those loans are subject to the terms of the servicing agreement and are included in the Serviced Portfolio amounts set forth above. The loans were transferred to loans held for sale on PNC's balance sheet reflecting a loss of $9.9 million, which was recognized as a charge-off in the first quarter of 2002. The carrying amount of those loans held for sale was $5 million at December 31, 2002 and is included in PNC's nonperforming assets. Excluding these loans, the Serviced Portfolio in January 2002 was $608 million of credit exposure including $414 million of outstandings of which $88 million was nonperforming. At December 31, 2002, comparable amounts were $249 million, $183 million and $53 million, respectively.

NOTE 3 REGULATORY MATTERS

The Corporation is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by such regulatory authorities.

In July 2002, the Corporation announced that in order to settle an inquiry by the Securities and Exchange Commission ("SEC") in connection with three 2001 transactions that gave rise to a financial statement restatement announced by the Corporation on January 29, 2002, PNC had consented to an SEC cease and desist order. The Corporation did not admit or deny the SEC's findings. At the same time, the Corporation announced that it had entered into a written agreement with the Federal Reserve Bank of Cleveland ("Federal Reserve") and that its principal subsidiary, PNC Bank, had entered into a written agreement with the Office of the Comptroller of the Currency ("OCC"). These agreements address such issues as risk, management and financial controls. The Corporation and PNC Bank also entered into agreements with the Federal Reserve and the OCC, respectively, requiring the Corporation and PNC Bank to provide a plan for PNC Bank to meet the "well capitalized" and "well managed" criteria within a 180-day period.

As of December 19, 2002, the Federal Reserve and the OCC notified the Corporation and PNC Bank, respectively, that PNC Bank now met both the "well capitalized" and "well managed" criteria. This removed the limitations placed in July 2002 on the Corporation's engaging in new activities or making new investments and on PNC Bank's financial subsidiary activities. However, the written agreements remain in place, and the Corporation and PNC Bank in certain circumstances must continue to obtain prior approval from the Federal Reserve or the OCC, respectively, before making acquisitions or engaging in new activities. In addition, under applicable regulations, as long as the Corporation remains subject to the written agreement with the Federal Reserve, the Corporation must obtain prior regulatory approval to repurchase its common stock in amounts that exceed 10 percent of consolidated net worth in any 12-month period. The Corporation has incurred, and may continue to incur, additional operating costs in connection with compliance with these agreements including, among others, incremental staff and continued higher legal and consulting expenses. Further, the reputational risk created by the SEC cease and desist order and the written agreements with the Federal Reserve and the OCC could still have an impact on such matters as business generation and retention, the ability to attract and retain management, liquidity and funding.

The following table sets forth regulatory capital ratios for PNC and its only significant bank subsidiary, PNC Bank:

Regulatory Capital

December 31 Dollars in millions	Amount 2002	 2001	Ratios 2002	 2001
Risk-based capital				
Tier I				
PNC	**$5,121**	$4,599	**8.8%**	7.8%
PNC Bank, N.A.	**5,160**	4,704	**9.8**	8.7
Total				
PNC	**7,233**	6,958	**12.5**	11.8
PNC Bank, N.A.	**6,877**	6,581	**13.0**	12.1
Leverage				
PNC	**5,121**	4,599	**8.1**	6.8
PNC Bank, N.A.	**5,160**	4,704	**9.0**	7.6

The access to and cost of funding new business initiatives including acquisitions, the ability to pay dividends, the level of deposit insurance costs, and the level and nature of regulatory oversight depend, in large part, on a financial institution's capital strength. The minimum regulatory capital ratios are 4% for Tier I risk-based, 8% for total risk-based and 3% for leverage. However, regulators may require higher capital levels when particular circumstances warrant. To qualify as "well capitalized," regulators require banks to maintain capital ratios of at least 6% for Tier I risk-based, 10% for total risk-based and 5% for leverage. At December 31, 2002, each bank subsidiary of the Corporation met the "well capitalized" capital ratio requirements.

The principal source of parent company revenue and cash flow is the dividends it receives from PNC Bank. PNC Bank's dividend level may be impacted by its capital needs, supervisory policies, corporate policies, contractual restrictions and other factors. Also, there are statutory limitations on the ability of national banks to pay dividends or make other capital distributions. Without regulatory approval, the amount available for payment of dividends by PNC Bank was $460 million at December 31, 2002. Management expects that the parent company will have sufficient liquidity available to pay dividends at current rates through 2003.

Under federal law, bank subsidiaries generally may not extend credit to the parent company or its nonbank subsidiaries on terms and under circumstances that are not substantially the same as comparable extensions of credit to nonaffiliates. No extension of credit may be made to the parent company or a nonbank subsidiary which is in excess of 10% of the capital stock and surplus of such bank subsidiary or in excess of 20% of the capital and surplus of such bank subsidiary as to aggregate extensions of credit to the parent company and its subsidiaries. Such extensions of credit, with limited exceptions, must be fully collateralized by certain specified assets. In certain circumstances, federal regulatory authorities may impose more restrictive limitations.

Federal Reserve Board regulations require depository institutions to maintain cash reserves with the Federal Reserve Bank. During 2002, subsidiary banks maintained reserves which averaged $112 million.

NOTE 4 DISCONTINUED OPERATIONS

In the first quarter of 2001, PNC closed the sale of its residential mortgage banking business. In January 2003, PNC and the buyer, Washington Mutual Bank, FA, agreed to a settlement of all issues in dispute between them in connection with the sale. The settlement has been reported in PNC's fourth quarter 2002 results in discontinued operations. The results of the residential mortgage banking business, which are presented on one line in the Consolidated Statement Of Income, are as follows:

Income (Loss) From Discontinued Operations

Year ended December 31 - in millions	2002	2001	2000
Income from operations, after tax		$15	$65
Net loss on sale of business, after tax	**$(16)**	(10)	
Total income (loss) from discontinued operations	**$(16)**	$5	$65

There were no net assets of the residential mortgage banking business remaining at either December 31, 2002 or December 31, 2001.

NOTE 5 FOURTH QUARTER 2001 ACTIONS

In the fourth quarter of 2001, PNC took several actions to accelerate the strategic repositioning of its lending businesses that began in 1998. The Corporation decided to exit approximately $7.9 billion of credit exposure including $3.1 billion of loan outstandings in the institutional lending portfolios. Of these amounts, approximately $5.2 billion of credit exposure and $2.9 billion of loans, respectively, were transferred to loans held for sale in 2001. In connection with the transfer to held for sale, $653 million of charge-offs and valuation adjustments were recognized in the fourth quarter of 2001. In addition, $90 million in charge-offs were taken against the allowance for credit losses specifically allocated to these loans in the fourth quarter of 2001. During 2002, actions were begun to liquidate the institutional held for sale portfolio resulting in net gains in excess of valuation adjustments totaling $147 million. Approximately $626 million of exposure and $298 million of loans remained to be liquidated at December 31, 2002.

Also in the fourth quarter of 2001, PNC decided to discontinue its vehicle leasing business due to continued depressed market conditions and the increased difficulty and cost of obtaining residual value insurance protection. The vehicle leasing business had assets of $1.4 billion and $1.9

The securities classified as held to maturity are carried at amortized cost and were owned by companies formed with American International Group, Inc. ("AIG") in 2001 that were consolidated in PNC's financial statements. In January 2003, these securities were sold and these companies were liquidated. See Note 32 Subsequent Events.

The expected weighted-average life of securities held to maturity was 20 years and 2 months at December 31, 2002 and 18 years and 11 months at December 31, 2001. PNC had no securities held for maturity at December 31, 2000.

At December 31, 2002, the securities available for sale balance included a net unrealized gain of $274 million, which represented the difference between fair value and amortized cost. The comparable amounts at December 31, 2001 and December 31, 2000 were net unrealized losses of $132 million and $54 million, respectively. Net unrealized gains and losses in the securities available for sale portfolio are included in shareholders' equity as accumulated other comprehensive income or loss, net of tax or, for the portion attributable to changes in a hedged risk as part of a fair value hedge strategy, in net income.

Net securities gains were $89 million in 2002, $128 million in 2001 and $29 million in 2000. Net securities gains for 2001 and 2000 included $3 million of net securities losses and $9 million of net securities gains, respectively, related to commercial mortgage banking activities that were reported in corporate services revenue. There were no comparable amounts in 2002.

Information relating to securities sold is set forth in the following table.

Securities Sold

Year ended December 31 In millions	Proceeds	Gross Gains	Gross Losses	Net Gains	Taxes
2002	**$16,395**	**$106**	**$17**	**$89**	**$31**
2001	19,693	144	16	128	45
2000	7,630	37	8	29	10

The carrying value of securities pledged to secure public and trust deposits and repurchase agreements and for other purposes was $9.5 billion and $6.2 billion at December 31, 2002 and December 31, 2001, respectively. The fair value of securities accepted as collateral that the Corporation is permitted by contract or custom to sell or repledge was $582 million at December 31, 2002, and is included in short-term investments on the Consolidated Balance Sheet. Of this amount, $524 million was repledged to others.

The following table presents the amortized cost, fair value and weighted-average yield of debt securities at December 31, 2002, by remaining contractual maturity.

Contractual Maturity Of Debt Securities

December 31, 2002 Dollars in millions	Within 1 Year	1 to 5 Years	5 to 10 Years	After 10 Years	Total
SECURITIES AVAILABLE FOR SALE					
U.S. Treasury and government agencies	$193	$606	$9	$5	$813
Mortgage-backed		38	555	8,323	8,916
Asset-backed		1,128	237	1,334	2,699
State and municipal	4	18	33	6	61
Other debt	4	28	23	3	58
Total securities available for sale	$201	$1,818	$857	$9,671	$12,547
Fair value	$202	$1,908	$876	$9,847	$12,833
Weighted-average yield	1.35%	5.34%	4.22%	4.65%	4.67%
SECURITIES HELD TO MATURITY					
U.S. Treasury and government agencies				$276	$276
Asset-backed		$8			8
Other debt	$33	22	$6		61
Total securities held to maturity	$33	$30	$6	$276	$345
Fair value	$33	$30	$6	$309	$378
Weighted-average yield	1.48%	1.57%	5.88%	5.77%	4.99%

Based on current interest rates and expected prepayment speeds, the total weighted-average expected maturity of mortgage-backed securities was 2 years and 11 months and of asset-backed securities was 2 years and 2 months at December 31, 2002. Weighted-average yields are based on historical cost with effective yields weighted for the contractual maturity of each security.

NOTE 10 LOANS AND COMMITMENTS TO EXTEND CREDIT

Loans outstanding were as follows:

December 31 - in millions	**2002**	2001	2000	1999	1998
Commercial	**$14,987**	$15,205	$21,207	$21,468	$25,177
Commercial real estate	**2,267**	2,372	2,583	2,730	3,449
Consumer	**9,854**	9,164	9,133	9,348	10,980
Residential mortgage	**3,921**	6,395	13,264	12,506	12,253
Lease financing	**5,081**	5,557	4,845	3,663	2,978
Credit card					2,958
Other	**415**	445	568	682	392
Total loans	**36,525**	39,138	51,600	50,397	58,187
Unearned income	**(1,075)**	(1,164)	(999)	(724)	(554)
Total loans, net of unearned income	**$35,450**	$37,974	$50,601	$49,673	$57,633

Loans outstanding and related unfunded commitments are concentrated in PNC's primary geographic markets. At December 31, 2002, no specific industry concentration exceeded 7.5 % of total commercial loans outstanding and unfunded commitments.

Net Unfunded Commitments

December 31 - in millions	**2002**	2001
Commercial	**$19,525**	$20,233
Commercial real estate	**718**	711
Consumer	**5,372**	4,977
Lease financing	**103**	146
Other	**125**	139
Institutional lending repositioning	**1,015**	4,837
Total	**$26,858**	$31,043

Commitments to extend credit represent arrangements to lend funds subject to specified contractual conditions. At December 31, 2002, commercial commitments are reported net of $6.2 billion of participations, assignments and syndications, primarily to financial institutions. The comparable amount was $7.1 billion at December 31, 2001. Commitments generally have fixed expiration dates, may require payment of a fee, and contain termination clauses in the event the customer's credit quality deteriorates. Based on the Corporation's historical experience, most commitments expire unfunded, and therefore cash requirements are substantially less than the total commitment.

Net outstanding letters of credit totaled $3.7 billion at December 31, 2002 and $4.0 billion at December 31, 2001 and consisted primarily of standby letters of credit that commit the Corporation to make payments on behalf of customers if certain specified future events occur. Such instruments are typically issued to support industrial revenue bonds, commercial paper, and bid-or-performance related contracts. At year-end 2002, the largest industry concentration within standby letters of credit was for real estate projects, which accounted for approximately 8% of the total. Maturities for standby letters of credit ranged from 2003 to 2010. See Note 29 Commitments And Guarantees.

At December 31, 2002, $11.6 billion of loans were pledged to secure borrowings and for other purposes.

Certain directors and executive officers of the Corporation and its subsidiaries, as well as certain affiliated companies of these directors and officers, were customers of and had loans with subsidiary banks in the ordinary course of business. All such loans were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility or present other unfavorable features. The aggregate principal amounts of these loans were $18 million and $24 million at December 31, 2002 and 2001, respectively. During 2002, new loans of $52 million were funded and repayments totaled $58 million.

NOTE 11 NONPERFORMING ASSETS

The following table sets forth nonperforming assets and related information:

December 31 - dollars in millions	**2002**	2001	2000	1999	1998
Nonaccrual loans	**$308**	$211	$323	$291	$286
Troubled debt restructured loan	**1**				
Total nonperforming loans	**309**	211	323	291	286
Nonperforming loans held for sale (a)	**97**	169	33	17	
Foreclosed assets	**12**	11	16	17	33
Total nonperforming assets (b)	**$418**	$391	$372	$325	$319
Nonperforming loans to total loans	**.87%**	.56%	.64%	.59%	.50%
Nonperforming assets to total loans, loans held for sale and foreclosed assets	**1.13**	.93	.71	.61	.55
Nonperforming assets to total assets	**.63**	.56	.53	.47	.45
Interest on nonperforming loans					
Computed on original terms	**$23**	$27	$42	$28	$25
Recognized	**10**	10	10	11	6
Past due loans					
Accruing loans past due 90 days or more	**$130**	$159	$113	$86	$263
As a percentage of total loans	**.37%**	.42%	.22%	.17%	.46%
Past due loans held for sale					
Accruing loans held for sale past due 90 days or more	**$32**	$33	$16	$24	
As a percentage of total loans held for sale	**1.99%**	.79%	.97%	.69%	

(a) Includes $17 million and $6 million of troubled debt restructured loans held for sale at December 31, 2002 and 2001, respectively.

(b) Excludes $40 million (including $12 million of troubled debt restructured assets), $18 million, $18 million and $13 million of equity management assets at December 31, 2002, 2001, 2000 and 1999, respectively, that are carried at estimated fair value.

NOTE 12 ALLOWANCES FOR CREDIT LOSSES AND UNFUNDED LOAN COMMITMENTS AND LETTERS OF CREDIT

Changes in the allowance for credit losses were as follows:

In millions	2002	2001	2000
January 1	**$560**	$598	$600
Charge-offs	**(267)**	(985)	(186)
Recoveries	**44**	37	51
Net charge-offs	**(223)**	(948)	(135)
Provision for credit losses	**309**	903	136
Acquired allowance (NBOC acquisition)	**41**		
Net change in allowance for unfunded loan commitments and letters of credit	**(14)**	7	(3)
December 31	**$673**	$560	$598

Changes in the allowance for unfunded loan commitments and letters of credit were as follows:

In millions	2002	2001	2000
Allowance at January 1	**$70**	$77	$74
Net change in allowance for unfunded loan commitments and letters of credit	**14**	(7)	3
December 31	**$84**	$70	$77

Impaired loans totaling $234 million and $192 million at December 31, 2002 and 2001, respectively, had a corresponding specific allowance for credit losses of $80 million and $28 million. The average balance of impaired loans was $242 million in 2002, $319 million in 2001 and $277 million in 2000. There was no interest income recognized on impaired loans in 2002, 2001 or 2000.

NOTE 13 PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Premises, equipment and leasehold improvements, stated at cost less accumulated depreciation and amortization, were as follows:

December 31 - in millions	2002	2001
Land	**$88**	$87
Buildings	**452**	448
Equipment	**1,542**	1,413
Leasehold improvements	**398**	321
Total	**2,480**	2,269
Accumulated depreciation and amortization	**(1,238)**	(1,141)
Net book value	**$1,242**	$1,128

Depreciation and amortization expense on premises, equipment and leasehold improvements totaled $183 million in 2002, $168 million in 2001 and $149 million in 2000.

Certain facilities and equipment are leased under agreements expiring at various dates through the year 2071. Substantially all such leases are accounted for as operating leases. Rental expense on such leases amounted to $180 million in 2002, $165 million in 2001 and $148 million in 2000.

At December 31, 2002 and 2001, required minimum annual rentals due on noncancelable leases having initial or remaining terms in excess of one year aggregated $1.0 billion and $908 million, respectively. Minimum annual rentals for each of the years 2003 through 2007 are $154 million, $137 million, $126 million, $106 million and $93 million, respectively.

In the fourth quarter of 2001, management of PFPC initiated a plan to consolidate certain facilities as a follow-up to the integration of the Investor Services Group acquisition. In connection with this initiative and other strategic actions, pretax charges to noninterest expense of $36 million were recognized in the fourth quarter of 2001. During 2002, these reserves were reduced by $19 million as the facilities strategy has been modified and certain originally contemplated relocations will not occur.

NOTE 14 GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Corporation implemented SFAS No. 142 which changed the accounting for goodwill from the amortization of goodwill to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, ceased upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level will be required on at least an annual basis.

In accordance with SFAS No. 142, the Corporation identified its reporting unit structure for goodwill impairment testing purposes as of January 1, 2002. Management performed the first step of the transitional goodwill impairment test on its reporting units during the first quarter of 2002. During the fourth quarter of 2002, the Corporation performed the first step of its annual goodwill impairment test on its reporting units, using data as of September 30, 2002. Barring any adverse triggering events in the interim, the Corporation will perform its annual test during the fourth quarter of each year. The results of these tests during 2002 indicated no impairment loss as the fair value of the reporting units exceeded the carrying amount of the net assets (including goodwill) in all cases. Fair value was determined by using discounted cash flow and market comparability methodologies. As a result of adopting this statement, the Corporation reassessed the useful lives and the classification of identifiable intangible assets and determined that they continue to be appropriate.

A summary of the changes in goodwill by business during 2002 follows:

Goodwill

In millions	January 1 2002	Goodwill Acquired	Adjust- ments	Dec. 31 2002
Regional Community Banking	$438			**$438**
Corporate Banking	39			**39**
PNC Real Estate Finance	298		$4	**302**
PNC Business Credit	23	$277	(2)	**298**
PNC Advisors	151		1	**152**
BlackRock	175			**175**
PFPC	912		(3)	**909**
Total	$2,036	$277		**$2,313**

The gross carrying amount, accumulated amortization and net carrying amount of other intangible assets by major category consisted of the following:

Other Intangible Assets

December 31 - in millions	2002	2001
Customer-related intangibles		
Gross carrying amount	**$199**	$185
Accumulated amortization	**(67)**	(47)
Net carrying amount	**$132**	$138
Mortgage and other loan servicing rights		
Gross carrying amount	**$313**	$286
Accumulated amortization	**(112)**	(87)
Net carrying amount	**$201**	$199
Total	**$333**	$337

The majority of the Corporation's other intangible assets have finite lives and are amortized primarily on a straight-line basis or, in the case of mortgage and other loan servicing rights, on an accelerated basis. For customer-related intangibles, the estimated remaining useful lives range from one to fifteen years, with a weighted-average remaining useful life of approximately seven years. The Corporation's mortgage and other loan servicing rights are amortized primarily over a period of seven to ten years using the net present value of the cash flows received from servicing the related loans.

The changes in the carrying amount of goodwill and net other intangible assets during 2002 follows:

Changes in Goodwill and Other Intangibles

In millions	Goodwill	Customer-Related	Servicing Rights
Balance at December 31, 2001	$2,036	$138	$199
Additions/adjustments	277	14	27
Amortization		(20)	(25)
Balance at December 31, 2002	**$2,313**	**$132**	**$201**

In conjunction with the 2002 NBOC acquisition, PNC Business Credit recorded a customer-based intangible of $12.4 million that will be amortized over seven years. Goodwill recorded in connection with the NBOC acquisition was approximately $277 million.

Amortization expense on intangible assets for 2002 was approximately $45 million. Amortization expense on existing intangible assets for 2003, 2004, 2005, 2006 and 2007 is estimated to be $44 million, $43 million, $39 million, $36 million and $34 million, respectively.

The following table sets forth reported and pro forma net income and basic and diluted earnings per share as if the nonamortization provisions of SFAS No. 142 had been applied in the previous periods.

Pro Forma Effects

Year ended December 31 In millions, except per share data	2002	2001	2000
Reported net income	**$1,184**	$377	$1,279
Goodwill amortization, net of taxes		93	93
Pro forma net income	**$1,184**	$470	$1,372
Basic earnings per share			
Reported, from net income	**$4.18**	$1.27	$4.35
Goodwill amortization, net of taxes		.33	.32
Pro forma basic earnings per share	**$4.18**	$1.60	$4.67
Diluted earnings per share			
Reported, from net income	**$4.15**	$1.26	$4.31
Goodwill amortization, net of taxes		.32	.32
Pro forma diluted earnings per share	**$4.15**	$1.58	$4.63

NOTE 15 SECURITIZATIONS

During 2002, PNC sold commercial mortgage loans totaling $239 million and other loans totaling $38 million in secondary market securitizations. These securitization transactions resulted in pretax gains of $4 million and $2 million, respectively, for the year ended December 31, 2002.

During 2001, the Corporation sold residential mortgage loans, commercial mortgage loans and other loans totaling $1.0 billion, $374 million, and $82 million, respectively, in secondary market securitization transactions. These securitization transactions resulted in pretax gains of $9.6 million, $1 million, and $2 million, respectively, for the year ended December 31, 2001.

In addition to the sale of loans discussed above, in March 2001 PNC securitized $3.8 billion of residential mortgage loans by selling the loans into a trust with PNC retaining 99%, or $3.7 billion, of the certificates. PNC also securitized $175 million of commercial mortgage loans by selling the loans into a trust with PNC retaining 99%, or $173 million, of the certificates. In each case, the 1% interest in the trust was purchased by a publicly-traded entity managed by a subsidiary of PNC. A substantial portion of the entity's purchase price was financed by PNC. The reclassification of these loans to securities increased the liquidity of the assets and was consistent with PNC's on-going balance sheet restructuring.

At the time of the residential mortgage securitization, gains of $25.9 million were deferred and were recognized when principal payments were received or the securities sold to third parties. At December 31, 2001, these securities had been reduced to $1.3 billion through sales and principal payments and the remaining deferred gains were $7.8 million. In the first quarter of 2002, the remaining securities were sold. The deferred gain remaining at the time of sale of $6.0 million was recognized as other noninterest income.

No gain was recognized at the time of the commercial mortgage loan securitization and none of the securities retained at the time of the securitization remained on the balance sheet at December 31, 2001.

In addition to the securities discussed above, the Corporation retained certain interest-only strips and servicing rights that were created in the sale of certain loans and securities. Additional information on these items is contained below.

Key economic assumptions used in measuring the fair value of the interest-only strips and servicing rights at the date of the securitization resulting from securitizations completed during the year and related information were as follows:

Key Economic Assumptions

Dollars in millions	Fair Value	Weighted-average Life (Years)	Prepayment Speed (CPR)(a)	Discount Rate
During 2002				
Residential mortgage	**$7**	**1.2 – 1.5**	**60.0%**	**7.50%**
Commercial mortgage	**3**	**30.0**	**10.0**	**10.00 – 12.00**
Other	**2**	**2.4**	**(b)**	**4.14**
During 2001				
Residential mortgage	$38	1.2 – 1.7	36.0%	10.00%
Commercial mortgage	5	9.4	10.0	10.00
Other	2	1.9	(b)	4.14

(a) Constant Prepayment Rate ("CPR").
(b) Historically, there have been no prepayments on these loans, which are guaranteed by an agency of the U. S. Government.

Quantitative information about managed securitized loan portfolios in which the Corporation had interest-only strips outstanding at December 31, 2002 and related delinquencies follows:

Interest-Only Strips

	Managed		Delinquencies	
December 31 - in millions	**2002**	2001	**2002**	2001
Residential loans	**$650**	$1,058	**$22**	$24
Student loans	**338**	453	**39**	49
Total managed loans	**$988**	$1,511	**$61**	$73

Certain cash flows received from and paid to securitization trusts or other entities in which the Corporation had retained interests outstanding during the period follows:

Securitization Cash Flows

Year ended December 31 – in millions	**2002**	2001
Proceeds from new securitizations	**$278**	$1,040
Servicing revenue	**5**	8
Other cash flows received on retained interests	**12**	16

Proceeds from new securitizations are limited to cash proceeds received from third parties. It excludes the value of securities generated as a result of the recharacterization of loans to securities. During 2002 and 2001, there were no purchases of delinquent or foreclosed assets, and servicing advances and repayments of servicing advances related to these securitizations were not significant.

Changes in the Corporation's commercial mortgage servicing assets are as follows:

Commercial Mortgage Servicing Asset Activity

In millions	**2002**	2001
Balance at January 1	**$199**	$156
Additions	**27**	70
Amortization	**(25)**	(27)
Balance at December 31	**$201**	$199

Assuming a prepayment speed of 10% and weighted average life of 10.7 years discounted at 8.5%, the estimated fair value of commercial mortgage servicing rights was $227 million at December 31, 2002. A 10% and 20% adverse change in all assumptions used to determine fair value at December 31, 2002, results in a $23 million and $46 million decrease in fair value, respectively. No valuation allowance was necessary at December 31, 2002 or December 31, 2001.

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to an immediate 10% or 20% adverse change in those assumptions are as follows:

Fair Value Assumptions

December 31, 2002 Dollars in millions	Residential Mortgages	Student Loans	Other
Fair value of retained interest (carrying value)	$9	$65	$3
Weighted-average life (in years)	1.1	1.6	1.8
Residual cash flows discount rate	7.50%	3.6	4.14%
Impact on fair value of 10% adverse change		$(.9)	
Impact on fair value of 20% adverse change	$(.1)	(1.7)	
Prepayment speed assumption (CPR)	60.0%	20.8%	(a)
Impact on fair value of 10% adverse change	$(.8)	$(.8)	(a)
Impact on fair value of 20% adverse change	(1.4)	(1.6)	(a)

(a) Historically, there have been no prepayments on these loans, which are guaranteed by an agency of the U. S. Government.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on fair value is calculated independently of variations in other assumptions, whereas a change in one factor may realistically have an impact on another, which might magnify or counteract the sensitivities.

NOTE 16 DEPOSITS

The aggregate amount of time deposits with a denomination greater than $100,000 was $2.7 billion and $4.0 billion at December 31, 2002 and 2001, respectively. Remaining contractual maturities of time deposits for the years 2003 through 2007 and thereafter are $5.7 billion, $2.4 billion, $947 million, $473 million and $1.1 billion, respectively.

NOTE 17 BORROWED FUNDS

Bank notes have interest rates ranging from 1.46% to 6.14% with approximately 60% maturing in 2003. Senior and subordinated notes consisted of the following:

December 31, 2002 Dollars in millions	Outstanding	Stated Rate	Maturity
Senior	$2,546	1.93% – 7.00%	2003 – 2006
Subordinated			
Nonconvertible	2,423	6.13 – 8.25	2003 – 2009
Total	$4,969		

Borrowed funds have scheduled repayments for the years 2003 through 2007 and thereafter of $3.1 billion, $2.1 billion, $1.1 billion, $1.2 billion and $1.6 billion, respectively. Included in borrowed funds are Federal Home Loan Bank advances of $1.3 billion at December 31, 2002 which are collateralized by a blanket lien.

Included in outstandings for the senior and subordinated notes in the table above are basis adjustments of $93 million and $212 million, respectively, related to SFAS No. 133.

NOTE 18 CAPITAL SECURITIES OF SUBSIDIARY TRUSTS

Mandatorily Redeemable Capital Securities of Subsidiary Trusts ("Capital Securities") include nonvoting preferred beneficial interests in the assets of PNC Institutional Capital Trust A, Trust B and Trust C. Trust A, formed in December 1996, holds $350 million of 7.95% junior subordinated debentures, due December 15, 2026, and redeemable after December 15, 2006, at a premium that declines from 103.975% to par on or after December 15, 2016. Trust B, formed in May 1997, holds $300 million of 8.315% junior subordinated debentures due May 15, 2027, and redeemable after May 15, 2007, at a premium that declines from 104.1575% to par on or after May 15, 2017. Trust C, formed in June 1998, holds $200 million of junior subordinated debentures due June 1, 2028, bearing interest at a floating rate per annum equal to 3-month LIBOR plus 57 basis points. The rate in effect at December 31, 2002 was 1.99%. Trust C Capital Securities are redeemable on or after June 1, 2008 at par.

Cash distributions on the Capital Securities are made to the extent interest on the debentures is received by the Trusts. In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Capital Securities are redeemable in whole.

Trust A is a wholly owned finance subsidiary of PNC Bank, N.A., PNC's principal bank subsidiary, and Trusts B and C are wholly owned finance subsidiaries of the Corporation.

The respective parents of the Trusts have, through the agreements governing the Capital Securities, taken together, fully, irrevocably and unconditionally guaranteed all of the obligations of the Trusts under the Capital Securities. See Note 3 Regulatory Matters for a discussion of certain dividend restrictions.

NOTE 19 SHAREHOLDERS' EQUITY

Information related to preferred stock is as follows:

December 31 Shares in thousands	Liquidation value per share	Preferred Shares 2002	2001
Authorized			
$1 par value		17,135	17,172
Issued and outstanding			
Series A	40	9	10
Series B	40	3	3
Series C	20	187	204
Series D	20	273	293
Total		472	510

Series A through D are cumulative and, except for Series B, are redeemable at the option of the Corporation. Annual dividends on Series A, B and D preferred stock total $1.80 per share and on Series C preferred stock total $1.60 per share. Holders of Series A through D preferred stock are entitled to a number of votes equal to the number of full shares of common stock into which such preferred stock is convertible. Series A through D preferred stock have the following conversion privileges: (i) one share of Series A or Series B is convertible into eight shares of common stock; and (ii) 2.4 shares of Series C or Series D are convertible into four shares of common stock.

During 2000, the Board of Directors adopted a shareholder rights plan providing for issuance of share purchase rights. Except as provided in the plan, if a person or group becomes beneficial owner of 10% or more of PNC's outstanding common stock, all holders of the rights, other than such person or group, may purchase PNC common stock or equivalent preferred stock at half of market value.

The Corporation has a dividend reinvestment and stock purchase plan. Holders of preferred stock and common stock may participate in the plan, which provides that additional shares of common stock may be purchased at market value with reinvested dividends and voluntary cash payments. Common shares issued pursuant to this plan were: 796,140 shares in 2002, 472,015 shares in 2001, and 649,334 shares in 2000.

At December 31, 2002, the Corporation had reserved approximately 30.7 million common shares to be issued in connection with certain stock plans and the conversion of certain debt and equity securities.

In January 2002, the Board of Directors authorized the Corporation to purchase up to 35 million shares of its common stock through February 29, 2004. These shares may be purchased in the open market or in privately negotiated transactions. This authorization terminated any prior authorization. During 2002, a total of 320,000 shares were repurchased under this program, all in the first quarter. Under this program, the Corporation currently expects to purchase between $250 million and $1 billion of its common stock during 2003. The extent and timing of any future share repurchases will depend on a number of factors including, among others, market and general economic conditions, regulatory capital considerations, alternative uses of capital and the potential impact on PNC's credit rating. Under applicable regulations, as long as PNC remains subject to its written agreement with the Federal Reserve, it must obtain prior regulatory approval to repurchase its common stock in amounts that exceed 10 percent of consolidated net worth in any 12-month period.

NOTE 20 FINANCIAL DERIVATIVES

Effective January 1, 2001, the Corporation implemented SFAS No. 133. As a result of the adoption of this statement, the Corporation recognized, in the first quarter of 2001, an after-tax loss from the cumulative effect of a change in accounting principle of $5 million reported in the consolidated income statement and an after-tax accumulated other comprehensive loss of $4 million. The impact of the adoption of this standard related to the residential mortgage banking business is reflected in the results of discontinued operations.

Earnings adjustments resulting from cash flow and fair value hedge ineffectiveness were not significant to the results of operations of the Corporation during 2002 or 2001.

During the next twelve months, the Corporation expects to reclassify to earnings $138 million of pretax net gains, or $90 million after tax, on cash flow hedge derivatives currently reported in accumulated other comprehensive income. These net gains are anticipated to result from net cash flows on receive fixed interest rate swaps and would mitigate reductions in interest income recognized on the related floating rate commercial loans.

The Corporation generally has established agreements with its major derivative dealer counterparties that provide for exchanges of marketable securities or cash to collateralize either party's positions. At December 31, 2002 the Corporation held cash and U.S. government securities with a fair value of $377 million and pledged mortgage-backed securities with a fair value of $149 million under these agreements.

NOTE 21 EMPLOYEE BENEFIT PLANS

PENSION AND POST-RETIREMENT PLANS

The Corporation has a noncontributory, qualified defined benefit pension plan covering most employees. Retirement benefits are derived from a cash balance formula based on compensation levels, age and length of service. Pension contributions are based on an actuarially determined amount necessary to fund total benefits payable to plan participants.

The Corporation also maintains nonqualified supplemental retirement plans for certain employees. All retirement benefits provided under these plans are unfunded and any payments to plan participants are made by the Corporation. The Corporation also provides certain health care and life insurance benefits for retired employees ("post-retirement benefits") through various plans.

A reconciliation of the changes in the benefit obligation for qualified and nonqualified pension plans and post-retirement benefit plans as well as the change in plan assets for the qualified pension plan is as follows:

	Qualified Pension		Nonqualified Pension		Post-retirement Benefits	
December 31 – in millions	**2002**	2001	**2002**	2001	**2002**	2001
Benefit obligation at beginning of year	**$854**	$798	**$66**	$58	**$211**	$203
Service cost	**33**	30	**1**	2	**2**	2
Interest cost	**61**	61	**5**	5	**15**	14
Actuarial loss	**38**	35	**2**	6	**38**	12
Participant contributions					**5**	4
Benefits paid	**(68)**	(70)	**(4)**	(5)	**(26)**	(24)
Benefit obligation at end of year	**$918**	$854	**$70**	$66	**$245**	$211
Fair value of plan assets at beginning of year	**$928**	$952				
Actual loss on plan assets	**(104)**	(89)				
Employer contribution	**210**	135	**$5**	$5		
Benefits paid	**(68)**	(70)	**(5)**	(5)		
Fair value of plan assets at end of year	**$966**	$928				
Funded status	**$48**	$73	**$(70)**	$(65)	**$(245)**	$(211)
Unrecognized net actuarial loss	**485**	266	**25**	23	**85**	50
Unrecognized prior service cost (credit)	**(5)**	(6)	**2**	3	**(48)**	(54)
Net amount recognized on the balance sheet	**$528**	$333	**$(43)**	$(39)	**$(208)**	$(215)
Prepaid pension cost	**$528**	$333	**$(43)**	$(39)		
Additional minimum liability			**(23)**	(21)		
Intangible asset			**2**	3		
Accumulated other comprehensive loss			**21**	18		
Net amount recognized on the balance sheet	**$528**	$333	**$(43)**	$(39)		

Plan assets primarily consist of listed common stocks, U.S. government and agency securities and various mutual funds managed by BlackRock from which BlackRock and PFPC receive compensation for providing investment advisory, custodial and transfer agency services. Plan assets are managed by BlackRock and do not include common or preferred stock of the Corporation.

The components of net periodic pension and post-retirement benefit cost were as follows:

Year ended December 31 – in millions	Qualified Pension Plans 2002	Qualified Pension Plans 2001	Qualified Pension Plans 2000	Nonqualified Pension Plans 2002	Nonqualified Pension Plans 2001	Nonqualified Pension Plans 2000	Post-retirement Benefits 2002	Post-retirement Benefits 2001	Post-retirement Benefits 2000
Service cost	**$33**	$30	$31	**$1**	$2	$2	**$2**	$2	$2
Interest cost	**61**	61	60	**5**	5	5	**15**	14	14
Expected return on plan assets	**(97)**	(97)	(93)						
Transition amount amortization			(5)			1			
Curtailment gain								(3)	
Amortization of prior service cost	**(1)**	(1)	(1)				**(6)**	(6)	(6)
Recognized net actuarial loss	**19**			**2**	2	(1)	**2**		
Losses due to settlements						7			
Net periodic cost	**$15**	$(7)	$(8)	**$8**	$9	$14	**$13**	$7	$10

Weighted-average assumptions were as follows:

As of December 31	Qualified and Nonqualified Pensions 2002	2001	2000
Discount rate	**6.75%**	7.25%	7.50%
Rate of compensation increase	**4.00**	4.50	4.50

The assumption for the expected long-term return on plan assets was 9.50% for the determination of net periodic pension cost for the 2002, 2001 and 2000 fiscal years. The Corporation intends to change this assumption to 8.50% for determining pension cost in fiscal 2003 to reflect a more conservative view of long-term future trust returns.

As of December 31	Post-retirement Benefits 2002	2001	2000
Discount rate	**6.75%**	7.25%	7.50%
Expected health care cost trend rate			
Following year	**11.00**	7.75	7.75
Ultimate	**5.25**	5.50	5.00
Year to Reach Ultimate	**2009**	2005	2005

The health care cost trend rate declines until it stabilizes at 5.25% beginning in 2009. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Year ended December 31, 2002 – in millions	Increase	Decrease
Effect on total service and interest cost	**$1**	**$(1)**
Effect on post-retirement benefit obligation	**13**	**(11)**

INCENTIVE SAVINGS PLAN

The Corporation sponsors an incentive savings plan that covers substantially all employees. Under this plan, employee contributions up to 6% of biweekly compensation as defined by the plan are matched, subject to Internal Revenue Code limitations. Contributions to the plan for 2002 are matched primarily by shares of PNC common stock held in treasury, except for participants who have exercised their diversification election rights. Contributions to the Plan for prior years were matched primarily by shares of PNC common stock held in treasury, or by the Corporation's employee stock ownership plan ("ESOP"). The Corporation also maintains a nonqualified supplemental savings plan for certain employees.

Prior to 2002, the Corporation made annual contributions to the ESOP that were at least equal to the debt service requirements on the ESOP's borrowings less dividends received by the ESOP. All dividends received by the ESOP were used to pay debt service. Dividends used for debt service totaled $8 million in 2001 and $9 million in 2000. To satisfy additional debt service requirements, PNC contributed $1 million in 2001. No contributions were made in 2000. As of December 31, 2001 the ESOP's borrowings were paid off and fully extinguished.

As the ESOP's borrowings were repaid, shares were allocated to employees who made contributions during the year based on the proportion of annual debt service to total debt service. The Corporation includes all ESOP shares as common shares outstanding in the earnings per share computation.

Components Of ESOP Shares

As of or for the year ended December 31 In thousands	2002	2001
Unallocated		
Allocated	**4,008**	4,134
Released for allocation		364
Retired		(490)
Total	**4,008**	4,008

Compensation expense related to the portion of contributions matched with ESOP shares is determined based on the number of ESOP shares allocated. Compensation expense related to these plans was $47 million, $28 million and $30 million for 2002, 2001 and 2000, respectively.

NOTE 22 STOCK-BASED COMPENSATION PLANS

The Corporation has a long-term incentive award plan ("Incentive Plan") that provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, performance units, restricted stock and other incentive shares to executives and directors. In any given year, the number of shares of common stock available for grant under the Incentive Plan may range from 1.5% to 3% of total issued shares of common stock determined at the end of the preceding calendar year. Of this amount, no more than 20% is available for restricted stock and other incentive share awards.

As of December 31, 2002 no incentive stock options, stock appreciation rights or performance unit awards were outstanding.

NONQUALIFIED STOCK OPTIONS

Options are granted at exercise prices not less than the market value of common stock on the date of grant. Generally, options granted since 1999 become exercisable in installments after the grant date. Options granted prior to 1999 are mainly exercisable twelve months after the grant date. Payment of the option price may be in cash or previously owned shares of common stock at market value on the exercise date.

A summary of stock option activity follows:

	Per Option		
Shares in thousands	Exercise Price	Weighted-Average Exercise Price	Shares
January 1, 2000	$11.38 - $76.00	$44.83	11,075
Granted	42.19 - 66.22	44.20	4,171
Exercised	11.38 - 59.31	37.77	(2,952)
Terminated	31.13 - 61.75	48.10	(496)
December 31, 2000	21.63 - 76.00	46.25	11,798
Granted	53.74 - 74.70	73.14	3,996
Exercised	21.63 - 59.31	43.46	(2,737)
Terminated	42.19 - 74.59	53.22	(580)
December 31, 2001	21.75 - 76.00	55.15	12,477
Granted	37.42 - 60.65	54.91	4,514
Exercised	21.75 - 55.59	40.05	(495)
Terminated	27.56 - 74.59	58.98	(955)
December 31, 2002	**21.75 - 76.00**	**55.33**	**15,541**

Information about stock options outstanding at December 31, 2002 follows:

December 31, 2002 Shares in thousands	Options Outstanding			Options Exercisable	
Range of exercise prices	Shares	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Shares	Weighted-average exercise price
$21.75 - $32.99	**681**	**$29.11**	**2.4**	**681**	**$29.11**
33.00 - 49.99	**3,618**	**42.24**	**7.0**	**1,888**	**42.85**
50.00 - 76.00	**11,242**	**61.12**	**7.5**	**5,341**	**58.85**
Total	**15,541**	**$55.33**	**7.1**	**7,910**	**$52.47**

Options granted in 2002 and 2001 include options for 52,000 shares in each year granted to non-employee directors.

The weighted-average grant-date fair value of options granted in 2002, 2001 and 2000 was $11.40, $15.87 and $9.86 per option, respectively. At December 31, 2001 and 2000 options for 5,279,000 and 5,834,898 shares of common stock, respectively, were exercisable at a weighted-average price of $48.01 and $45.96, respectively.

There were no options granted in excess of market value in 2002, 2001 or 2000. Shares of common stock available for the granting of options and other awards under the Incentive Plan were 10,584,683 at December 31, 2002, 2001 and 2000.

INCENTIVE SHARE AND RESTRICTED STOCK AWARDS

In 1998, incentive share awards potentially representing 362,250 shares of common stock were granted to certain senior executives pursuant to the Incentive Plan. Issuance of restricted shares pursuant to these incentive awards was subject to the market price of PNC's common stock equaling or exceeding specified levels for defined periods. In 2001, 104,250 of these shares were issued. The remaining shares expired and will not be issued under this award. The restricted period ends July 1, 2003. During the restricted period, the recipient receives dividends and can vote the shares. Generally, if the recipient leaves the Corporation before the end of the restricted period, the shares will be forfeited.

In 2000, 606,000 incentive shares of common stock were granted to certain senior executives pursuant to the Incentive Plan. One-half of any shares of restricted stock issued pursuant to these awards will vest after three years and the remainder after four years if certain performance targets are met. Shares awarded under this grant will be offset on a share-for-share basis by shares received, if any, by the executive from the 1998 grant.

There were 239,250, 39,000 and 66,000 incentive shares forfeited during 2002, 2001 and 2000, respectively.

In addition, 52,000, 33,600 and 53,100 shares of restricted stock were granted to certain key employees in 2002, 2001 and 2000, respectively. These shares vest 25% after three years, 25% after four years and 50% after five years. Shares forfeited were 6,800, 22,725, and 8,438 in 2002, 2001, and 2000, respectively.

In 2002, a total of 109, 138 shares of restricted stock were granted to senior executives with vesting periods ranging from 24 months to 50 months. Of these, 1,551 shares were forfeited in 2002.

There were 13,000 shares of restricted stock granted to non-employee directors in 2001. One half of these shares vest after one year and the remainder after two years. In 2002, 1,000 of these shares were forfeited. In 2000, 245,000 shares of restricted stock were granted to senior executives with a three-year vesting period. Of these, 35,000 shares were forfeited in 2002.

Compensation expense recognized for incentive share and restricted stock awards totaled ($1 million), $10 million and $8 million in 2002, 2001 and 2000, respectively. The net credit to expense in 2002 was due to forfeitures and adjustments of accruals related to performance-based awards under the Incentive Plan.

EMPLOYEE STOCK PURCHASE PLAN

The Corporation's ESPP has approximately 2.2 million shares available for issuance. Persons who have been continuously employed for at least one year are eligible to participate. Participants purchase the Corporation's common stock at 85% of the lesser of fair market value on the first or last day of each offering period. No charge to earnings is recorded with respect to the ESPP.

Shares issued pursuant to the ESPP were as follows:

Year ended December 31	Shares	Price Per Share
2002	**449,222**	**$47.81 and $35.87**
2001	395,217	55.57 and 49.26
2000	504,988	42.82 and 45.53

PRO FORMA EFFECTS

A table that sets forth pro forma income from continuing operations and basic and diluted earnings per share as if compensation expense was recognized under SFAS 123 for stock options and the ESPP for 2002, 2001 and 2000 is included in Note 1 Accounting Policies.

For purposes of computing pro forma results, PNC estimated the fair value of stock options and ESPP shares using the Black-Scholes option pricing model.

The model requires the use of numerous assumptions, many of which are highly subjective in nature. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for all stock-based compensation plans and are not indicative of the impact on future periods. The following assumptions were used in the option pricing model for purposes of estimating pro forma results. The dividend yield represents average yields over the previous three-year period. Volatility is measured using the fluctuation in quarter-end closing stock prices over a five-year period.

Option Pricing Assumptions

Year ended December 31	2002	2001	2000
Risk-free interest rate	**4.4%**	4.9%	6.6%
Dividend yield	**3.5**	3.2	3.1
Volatility	**26.7**	25.7	21.8
Expected life	**5 yrs.**	5 yrs.	5 yrs.

NOTE 23 INCOME TAXES

The components of income taxes were as follows:

Year ended December 31 In millions	2002	2001	2000
Current			
Federal	**$86**	$195	$226
State	**48**	40	32
Total current	**134**	235	258
Deferred			
Federal	**463**	(51)	363
State	**24**	3	13
Total deferred	**487**	(48)	376
Total	**$621**	$187	$634

Significant components of deferred tax assets and liabilities are as follows:

December 31 - in millions	2002	2001
Deferred tax assets		
Allowance for credit losses	**$297**	$225
Compensation and benefits		31
Net unrealized securities losses		75
Loan valuations related to institutional lending repositioning	**135**	330
Other	**171**	163
Total deferred tax assets	**603**	824
Deferred tax liabilities		
Leasing	**1,372**	1,182
Depreciation	**66**	53
Net unrealized securities gains	**87**	
Compensation and benefits	**26**	
Other	**155**	89
Total deferred tax liabilities	**1,706**	1,324
Net deferred tax liability	**$1,103**	$500

A reconciliation between the statutory and effective tax rates follows:

Year ended December 31	2002	2001	2000
Statutory tax rate	**35.0%**	35.0%	35.0%
Increases (decreases) resulting from			
State taxes	**2.5**	4.6	1.6
Tax-exempt interest	**(.4)**	(1.7)	(.6)
Goodwill		2.9	.9
Life insurance	**(1.1)**	(3.3)	(1.0)
Tax credits	**(2.4)**	(7.2)	(1.8)
Other	**(.2)**	1.0	(.3)
Effective tax rate	**33.4%**	31.3%	33.8%

At December 31, 2002 the Corporation had available $3.8 million of federal income tax credit carryforwards which expire in 2022.

NOTE 24 LEGAL PROCEEDINGS

The several putative class action complaints filed during 2002 were consolidated in a consolidated class action complaint brought on behalf of purchasers of the Corporation's common stock between July 19, 2001 and July 18, 2002. The consolidated class action complaint names the Corporation, the Chairman and Chief Executive Officer, the former Chief Financial Officer, the Controller and the Corporation's independent auditors for 2001 as defendants and seeks unquantified damages, interest, attorneys' fees and other expenses. The consolidated class action complaint alleges violations of federal securities laws related to disclosures regarding the three 2001 transactions that gave rise to a financial statement restatement announced by the Corporation on January 29, 2002 and related matters. The Corporation and all other defendants have filed a motion to dismiss this lawsuit. Management believes there are substantial defenses to this lawsuit and intends to defend it vigorously. The impact of the final disposition of this lawsuit cannot be assessed at this time.

Also, in August 2002, the United States Department of Labor began a formal investigation of the Administrative Committee of the Corporation's Incentive Savings Plan ("Plan") in connection with the Committee's conduct relating to the Corporation's common stock held by the Plan and the Corporation's restatement of earnings for 2001. Both the Administrative Committee and the Corporation are cooperating fully with the investigation. The impact of the final disposition of this investigation cannot be assessed at this time.

The Corporation and persons to whom the Corporation may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on the Corporation's financial position, although at the present time, management is not in a position to determine whether any pending or threatened legal proceedings will have a material adverse effect on the Corporation's results of operations in any future reporting period.

NOTE 25 EARNINGS PER SHARE

The following table sets forth basic and diluted earnings per share calculations.

Year ended December 31 - in millions, except share and per share data	2002	2001	2000
CALCULATION OF BASIC EARNINGS PER COMMON SHARE			
Income from continuing operations	**$1,200**	$377	$1,214
Less: Preferred dividends declared (a)	**1**	13	19
Income from continuing operations applicable to basic earnings per common share	**1,199**	364	1,195
Income (loss) from discontinued operations applicable to basic earnings per common share	**(16)**	5	65
Cumulative effect of accounting change applicable to basic earnings per common share		(5)	
Net income applicable to basic earnings per common share	**$1,183**	$364	$1,260
Basic weighted-average common shares outstanding (in thousands)	**283,449**	286,726	289,958
Basic earnings per common share from continuing operations	**$4.23**	$1.27	$4.12
Basic earnings (loss) per common share from discontinued operations	**(.05)**	.02	.23
Basic earnings (loss) per common share from cumulative effect of accounting change		(.02)	
Basic earnings per common share	**$4.18**	$1.27	$4.35
CALCULATION OF DILUTED EARNINGS PER COMMON SHARE			
Income from continuing operations	**$1,200**	$377	$1,214
Less: Dividends declared on nonconvertible Series F preferred stock (a)	**1**	13	18
Income from continuing operations applicable to diluted earnings per common share	**1,199**	364	1,196
Income (loss) from discontinued operations applicable to diluted earnings per common share	**(16)**	5	65
Cumulative effect of accounting change applicable to diluted earnings per common share		(5)	
Net income applicable to diluted earnings per common share	**$1,183**	$364	$1,261
Basic weighted-average common shares outstanding (in thousands)	**283,449**	286,726	289,958
Weighted-average common shares to be issued using average market price and assuming:			
Conversion of preferred stock Series A and B	**98**	106	118
Conversion of preferred stock Series C and D	**795**	870	986
Conversion of debentures	**16**	17	20
Exercise of stock options	**496**	1,661	1,531
Incentive share awards	**299**	368	173
Diluted weighted-average common shares outstanding (in thousands)	**285,153**	289,748	292,786
Diluted earnings per common share from continuing operations	**$4.20**	$1.26	$4.09
Diluted earnings (loss) per common share from discontinued operations	**(.05)**	.02	.22
Diluted earnings (loss) per common share from cumulative effect of accounting change		(.02)	
Diluted earnings per common share	**$4.15**	$1.26	$4.31

(a) Adjustment for year ended December 31, 2001 includes $1 million of cost incurred due to tender offer of Series F preferred stock.

NOTE 26 SEGMENT REPORTING

PNC operates seven major businesses engaged in regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund processing services. Assets, revenue and earnings attributable to foreign activities were not material for the years ended December 31, 2002, 2001 or 2000.

Results of individual businesses are presented based on PNC's management accounting practices and the Corporation's management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles; therefore, PNC's results of individual businesses are not necessarily comparable with similar information for any other company. Financial results are presented, to the extent practicable, as if each business operated on a stand-alone basis.

The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the businesses. Methodologies are refined from time to time as management accounting practices are enhanced and businesses change. There were no significant methodology changes made during 2002 other than the impact of refinements to the Corporation's reserve methodology related to loans and unfunded credit facilities. Securities or borrowings and related net interest income are assigned based on the net asset or liability position of each business. Capital is assigned based on management's assessment of inherent risks and equity levels at independent companies providing similar products and services. The allowance for credit losses is allocated based on management's assessment of risk inherent in the loan portfolios. The costs incurred by support areas not directly aligned with the businesses are allocated primarily based on the utilization of services.

Total business financial results differ from consolidated results from continuing operations. This is primarily due to differences between management accounting practices and generally accepted accounting principles, such as economic capital assignments rather than legal entity shareholders' equity, unit cost allocations rather than actual expense assignments, and policies that do not fully allocate holding company expenses; minority interest in income of consolidated entities; eliminations and other corporate items. The impact these differences is reflected in the "Other" category. Other also includes equity management activities and residual asset and liability management activities which do not meet the criteria for disclosure as a separate reportable segment.

The impact of the institutional lending repositioning and other strategic actions that occurred during 2001 and 2000 is reflected in the business results.

BUSINESS SEGMENT PRODUCTS AND SERVICES

Regional Community Banking provides deposit, lending, cash management and investment services to two million consumer and small business customers within PNC's geographic footprint.

Wholesale Banking includes the results for Corporate Banking, PNC Real Estate Finance and PNC Business Credit.

Corporate Banking provides credit, equipment leasing, treasury management and capital markets products and services to mid-sized corporations, government entities and selectively to large corporations primarily within PNC's geographic region. Treasury management activities, which include cash and investment management, receivables management, disbursement services and global trade services; capital markets products, which include foreign exchange, derivatives trading and loan syndications; and equipment leasing products are offered through Corporate Banking and sold by several businesses across the Corporation.

PNC Real Estate Finance specializes in financial solutions for the acquisition, development, permanent financing and operation of commercial real estate nationally. PNC Real Estate Finance offers treasury and investment management, access to the capital markets, commercial mortgage loan servicing and other products and services to clients that develop, own, manage or invest in commercial real estate. PNC's commercial real estate financial services platform provides processing services through Midland Loan Services, Inc., a leading third-party provider of loan servicing and technology to the commercial real estate finance industry. Columbia Housing Partners, LP is a national syndicator of affordable housing.

PNC Business Credit provides asset-based lending, treasury management and capital markets products and services to middle market customers nationally. PNC Business Credit's lending services include loans secured by accounts receivable, inventory, machinery and equipment, and other collateral, and its customers include manufacturing, wholesale, distribution, retailing and service industry companies.

PNC Advisors provides a full range of tailored investment, trust and banking products and services to affluent individuals and families, including full-service brokerage through J.J.B. Hilliard, W.L. Lyons, Inc. and investment consulting and trust services to the ultra-affluent through Hawthorn. PNC Advisors also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets and provides defined contribution plan services and investment options through its Vested Interest® product.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $273 billion of assets under management at December 31, 2002. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of fixed income, liquidity and equity mutual funds, separate accounts and alternative investment products. Mutual funds include the flagship fund families, BlackRock Funds and BlackRock Provident Institutional Funds. In addition, BlackRock provides risk management and investment system services to institutional investors under the BlackRock Solutions brand name.

PFPC is the largest full-service mutual fund transfer agent and second largest provider of mutual fund accounting and administration services in the United States, offering a wide range of fund services to the investment management industry. PFPC also provides processing solutions to the international marketplace through its Ireland and Luxembourg operations.

Results Of Businesses

Year ended December 31 In millions	Regional Community Banking	Corporate Banking	PNC Real Estate Finance	PNC Business Credit	PNC Advisors	BlackRock	PFPC	Other	Consolidated
2002									
INCOME STATEMENT									
Net interest income	**$1,403**	**$344**	**$116**	**$134**	**$100**	**$9**	**$(71)**	**$162**	**$2,197**
Noninterest income	**773**	**437**	**112**	**48**	**554**	**577**	**810**	**(114)**	**3,197**
Total revenue	**2,176**	**781**	**228**	**182**	**654**	**586**	**739**	**48**	**5,394**
Provision for credit losses	**52**	**203**	**(10)**	**64**	**4**			**(4)**	**309**
Depreciation and amortization	**35**	**11**	**7**	**1**	**10**	**20**	**12**	**73**	**169**
Other noninterest expense	**1,026**	**348**	**153**	**52**	**487**	**342**	**619**	**31**	**3,058**
Earnings before minority interest and income taxes	**1,063**	**219**	**78**	**65**	**153**	**224**	**108**	**(52)**	**1,858**
Minority interest in income of consolidated entities			**(2)**					**39**	**37**
Income taxes	**366**	**69**	**(10)**	**25**	**56**	**91**	**43**	**(19)**	**621**
Earnings	**$697**	**$150**	**$90**	**$40**	**$97**	**$133**	**$65**	**$(72)**	**$1,200**
Inter-segment revenue	**$20**	**$7**			**$38**	**$16**	**$8**	**$(89)**	
AVERAGE ASSETS	**$38,976**	**$13,807**	**$5,018**	**$3,837**	**$2,929**	**$864**	**$1,888**	**$(730)**	**$66,589**
2001									
INCOME STATEMENT									
Net interest income	$1,460	$501	$116	$104	$128	$11	$(66)	$8	$2,262
Noninterest income	758	32	89	(8)	607	533	834	(193)	2,652
Total revenue	2,218	533	205	96	735	544	768	(185)	4,914
Provision for credit losses	50	733	44	29	2			45	903
Depreciation and amortization	71	13	22	2	17	26	45	77	273
Other noninterest expense	1,169	374	136	29	487	337	662	(53)	3,141
Earnings before minority interest and income taxes	928	(587)	3	36	229	181	61	(254)	597
Minority interest in income of consolidated entities								33	33
Income taxes	332	(212)	(35)	14	86	74	25	(97)	187
Earnings	$596	$(375)	$38	$22	$143	$107	$36	$(190)	$377
Inter-segment revenue	$11	$4			$61	$16	$6	$(98)	
AVERAGE ASSETS	$40,285	$16,685	$5,290	$2,463	$3,330	$684	$1,771	$(74)	$70,434
2000									
INCOME STATEMENT									
Net interest income	$1,408	$582	$118	$99	$136	$7	$(46)	$(140)	$2,164
Noninterest income	619	254	108	20	656	477	715	101	2,950
Total revenue	2,027	836	226	119	792	484	669	(39)	5,114
Provision for credit losses	45	79	(7)	12	5			2	136
Depreciation and amortization	71	13	20	2	14	20	49	70	259
Other noninterest expense	1,000	381	125	28	497	314	542	(43)	2,844
Earnings before minority interest and income taxes	911	363	88	77	276	150	78	(68)	1,875
Minority interest in income of consolidated entities								27	27
Income taxes	321	122	4	28	103	63	31	(38)	634
Earnings	$590	$241	$84	$49	$173	$87	$47	$(57)	$1,214
Inter-segment revenue	$3	$5			$79	$13	$5	$(105)	
AVERAGE ASSETS	$38,958	$17,746	$5,889	$2,271	$3,500	$537	$1,578	$(1,913)	$68,566

Certain revenue and expense amounts shown above differ from amounts included in the "Review of Business" section of the Financial Review portion of this Annual Report due to classification differences and the presentation in the Financial Review of business revenues on a taxable-equivalent basis (except for BlackRock and PFPC).

NOTE 27 COMPREHENSIVE INCOME

The Corporation's other comprehensive income primarily consists of unrealized gains or losses on securities available for sale and cash flow hedge derivatives and minimum pension liability adjustments. The income effects allocated to each component of other comprehensive income (loss) are as follows:

Year ended December 31 In millions	Pretax Amount	Tax Benefit (Expense)	After-tax Amount
2002			
Unrealized securities gains	**$349**	**$(121)**	**$228**
Less: Reclassification adjustment for losses realized in net income	**(57)**	**20**	**(37)**
Net unrealized securities gains	**406**	**(141)**	**265**
Unrealized gains on cash flow hedge derivatives	**136**	**(48)**	**88**
Less: Reclassification adjustment for gains realized in net income	**79**	**(28)**	**51**
Net unrealized gains on cash flow hedge derivatives	**57**	**(20)**	**37**
Minimum pension liability adjustment	**(3)**	**1**	**(2)**
Other	**24**	**(8)**	**16**
Other comprehensive income from continuing operations	**$484**	**$(168)**	**$316**
2001			
Unrealized securities losses	$(86)	$30	$(56)
Less: Reclassification adjustment for losses realized in net income	(8)	3	(5)
Net unrealized securities losses	(78)	27	(51)
SFAS No. 133 transition adjustment	(6)	2	(4)
Unrealized gains on cash flow hedge derivatives	102	(36)	66
Less: Reclassification adjustment for losses realized in net income	(55)	19	(36)
Net unrealized gains on cash flow hedge derivatives	151	(53)	98
Minimum pension liability adjustment	(2)	1	(1)
Other	3	(1)	2
Other comprehensive income from continuing operations	$74	$(26)	$48
2000			
Unrealized securities gains	$124	$(40)	$84
Less: Reclassification adjustment for losses realized in net income	(3)	1	(2)
Net unrealized securities gains	127	(41)	86
Minimum pension liability adjustment	2	(1)	1
Other	3	(1)	2
Other comprehensive income from continuing operations	$132	$(43)	$89

The accumulated balances related to each component of other comprehensive income (loss) are as follows:

December 31 – in millions	**2002**	2001
Net unrealized securities gains (losses)	**$179**	$(86)
Net unrealized gains on cash flow hedge derivatives	**135**	98
Minimum pension liability adjustment	**(14)**	(12)
Other	**21**	5
Accumulated other comprehensive income from continuing operations	**$321**	$5

NOTE 28 FAIR VALUE OF FINANCIAL INSTRUMENTS

	2002		2001	
December 31 - in millions	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Assets				
Cash and short-term assets	**$7,295**	**$7,295**	$6,200	$6,200
Securities	**13,763**	**13,796**	13,908	13,905
Loans held for sale	**1,607**	**1,607**	4,189	4,189
Net loans (excludes leases)	**30,766**	**31,718**	33,011	33,588
Other assets	**791**	**791**	966	966
Commercial mortgage servicing rights	**201**	**227**	199	240
Financial derivatives				
Interest rate risk management	**519**	**519**	278	278
Commercial mortgage banking risk management			5	5
Customer/other derivatives	**762**	**762**	497	497
Liabilities				
Demand, savings and money market deposits	**34,363**	**34,363**	34,531	34,531
Time deposits	**10,619**	**10,946**	12,773	12,942
Borrowed funds	**9,383**	**9,544**	12,390	12,579
Financial derivatives				
Interest rate risk management	**8**	**8**	16	16
Commercial mortgage banking risk management	**16**	**16**	4	4
Customer/other derivatives	**766**	**766**	476	476
Off-Balance-Sheet				
Unfunded loan commitments and letters of credit	**(71)**	**(85)**	(57)	(71)

Real and personal property, lease financing, loan customer relationships, deposit customer intangibles, retail branch networks, fee-based businesses, such as asset management and brokerage, trademarks and brand names are excluded from the amounts set forth in the previous table. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Fair value is defined as the estimated amount at which a financial instrument could be exchanged in a current transaction between willing parties, or other than in a forced or liquidation sale. However, it is not management's intention to immediately dispose of a significant portion of such financial instruments, and unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows. The derived fair values are subjective in nature, involve uncertainties and significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly impact the derived fair value estimates.

The following methods and assumptions were used in estimating fair value amounts for financial instruments.

GENERAL
For short-term financial instruments realizable in three months or less, the carrying amount reported in the consolidated balance sheet approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

CASH AND SHORT-TERM ASSETS
The carrying amounts reported in the consolidated balance sheet for cash and short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include due from banks, interest-earning deposits with banks, federal funds sold and resale agreements, trading securities, customer's acceptance liability and accrued interest receivable.

SECURITIES
The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

NET LOANS AND LOANS HELD FOR SALE
Fair values are estimated based on the discounted value of expected net cash flows incorporating assumptions about prepayment rates, credit losses and servicing fees and costs. For revolving home equity loans, this fair value does not include any amount for new loans or the related fees that will be generated from the existing customer relationships. In the case of nonaccrual loans, scheduled cash flows exclude interest payments. The carrying value of loans held for sale approximates fair value.

OTHER ASSETS
Other Assets as shown in the accompanying table include noncertificated interest only strips, Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock, equity investments carried at cost, and private equity investments. The fair value is estimated based on the discounted value of expected net cash flows. The carrying amounts of the venture capital, and private equity investments are recorded at fair value. The equity investments carried at cost, including the FHLB and FRB stock, have a carrying value which approximate fair value.

COMMERCIAL MORTGAGE SERVICING RIGHTS
Fair value is based on the present value of the future cash flows, including assumptions as to prepayment speeds, discount rate, interest rates, cost to service and other factors.

DEPOSITS
The carrying amounts of noninterest-bearing demand and interest-bearing money market and savings deposits approximate fair values. For time deposits, which include foreign deposits, fair values are estimated based on the discounted value of expected net cash flows assuming current interest rates.

BORROWED FUNDS
The carrying amounts of federal funds purchased, commercial paper, acceptances outstanding and accrued interest payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated based on the discounted value of expected net cash flows assuming current interest rates.

UNFUNDED LOAN COMMITMENTS AND LETTERS OF CREDIT
The fair value of unfunded loan commitments and letters of credit is PNC's estimate of the cost to terminate them. For purposes of this disclosure, this fair value is the sum of the deferred fees currently recorded by PNC on these facilities and the liability established on these facilities related to their creditworthiness.

FINANCIAL AND OTHER DERIVATIVES
The fair value of derivatives is based on the discounted value of the expected net cash flows. These fair values represent the amounts the Corporation would receive or pay to terminate the contracts, assuming current interest rates.

NOTE 29 COMMITMENTS AND GUARANTEES

Equity Funding Commitments
The Corporation has commitments to make additional equity investments in certain equity management entities and

affordable housing limited partnerships. These commitments totaled $273 million at December 31, 2002.

Standby Letters of Credit

PNC issues standby letters of credit and has risk participation in standby letters of credit issued by other financial institutions, in each case to support obligations of its customers to third parties. If the customer fails to meet its financial or performance obligation to the third party under the terms of the contract, then upon their request PNC would be obligated to make payment to the guaranteed party. Standby letters of credit and risk participations in standby letters of credit outstanding on December 31, 2002 had terms ranging from less than 1 year to 8 years. The aggregate maximum amount of future payments PNC could be required to make under outstanding standby letters of credit and risk participations in standby letters of credit was $4.6 billion at December 31, 2002. Assets valued, as of December 31, 2002, at approximately $1.3 billion secured certain specifically identified standby letters of credit and letter of credit risk participations having aggregate future payments of approximately $1.3 billion. In addition, a substantial portion of the remaining standby letters of credit and letter of credit risk participations issued on behalf of a specific customer are also secured by collateral or guarantees which secure that customer's other obligations to PNC.

Liquidity Facilities And Standby Bond Purchase Agreements

PNC enters into liquidity facilities primarily to support individual pools of receivables acquired by commercial paper conduits including Market Street. At December 31, 2002, the aggregate commitments under these facilities was $3.6 billion, of which $3.2 billion was related to Market Street. Collateral or third party insurance secures PNC's exposure under these facilities. PNC also enters into Standby Bond Purchase Agreements to support municipal bond obligations. At December 31, 2002, the aggregate of PNC's commitments under these facilities was $299 million.

Indemnifications

PNC is a party to numerous acquisition or divestiture agreements, under which it has purchased or sold, or agreed to purchase or sell, various types of assets. These agreements can cover the purchase or sale of entire businesses, loan portfolios, branch banks, partial interests in companies, or other types of assets. They generally include indemnification provisions under which PNC indemnifies the other parties to these agreements against a variety of risks to the other parties as a result of the transaction in question; when PNC is the seller, the indemnification provisions will generally also provide protection relating to the quality of the assets being sold and the extent of any liabilities being assumed. Due to the nature of these indemnification provisions, it is not possible to quantify the aggregate exposure to PNC resulting from them.

PNC provides indemnification in connection with securities offering transactions in which it is involved. When PNC is the issuer of the securities, it provides indemnification to the underwriter or placement agents analogous to the indemnification provided purchasers of businesses from it, as described above. When PNC is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. Due to the nature of these indemnification provisions, it is not possible to quantify the aggregate exposure to PNC resulting from them.

PNC enters into certain types of agreements such as (i) agreements relating to providing various servicing and processing functions to third parties, (ii) agreements relating to the creation of trusts or other legal entities to facilitate leasing transactions, CMBS transactions (loan securitizations) and certain other off-balance sheet transactions, (iii) syndicated credit agreements, as a syndicate member, and (iv) sales of individual loans, which provide indemnification to third parties. Due to the nature of these indemnification provisions, it is not possible to calculate potential exposure under them.

PNC enters into certain types of agreements, such as leases with tenants, in which PNC indemnifies third parties for acts by PNC's agents. While PNC does not believe these indemnification liabilities are material, either individually or in the aggregate, it is not possible to calculate potential exposure.

PNC enters into contracts for the delivery of technology service in which PNC indemnifies the other party against claims of patent infringement by third parties. Due to the nature of these indemnification provisions, it is not possible to calculate potential exposure under this type of indemnification.

In the ordinary course of business PNC enters into contracts with third parties pursuant to which the third parties provide services on behalf of PNC. In many of the contracts PNC agrees to indemnify the third party service provider under certain circumstances. The terms of the indemnity vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined.

PNC is a general or limited partner in certain asset management and investment limited partnerships, many of which contain indemnification provisions which would require PNC to make payments in excess of its remaining funding commitments. While in certain of these partnerships the maximum liability to PNC is limited to the sum of PNC's unfunded commitments and partnership distributions received by PNC, in the others the indemnification liability is unlimited. As a result, it is not possible to determine the aggregate potential exposure for these indemnifications.

Pursuant to their bylaws, the Corporation and its subsidiaries provide indemnification to directors, officers and, in some cases, employees and agents against certain liabilities incurred as a result of their service on behalf of or at the request of the Corporation and its subsidiaries and also advance on behalf of covered individuals costs incurred in defending against certain claims, subject to written undertakings by each such individual to repay all amounts so advanced if it is ultimately determined that the individual is not entitled to indemnification. The Corporation advanced such defense costs on behalf of several such individuals during 2002 with respect to pending litigation or investigations. It is not possible to determine the aggregate potential exposure resulting from the obligation to provide this indemnity or to advance such costs.

In connection with the lending of securities held by its mutual fund processing services business on behalf of certain of its customers, PNC provides indemnification to those customers against the failure of the borrower to return the securities. Each borrower's obligation to return the securities is fully secured on a daily basis, and thus the exposure to the Corporation is limited to temporary shortfalls in the collateral as a result of short-term fluctuations in trading prices of the borrowed securities. At December 31, 2002, the aggregate maximum potential exposure as a result of these indemnity obligations was $6.0 billion, although PNC held cash collateral at the time in excess of that amount.

Contingent Payments in Connection with Certain Acquisitions

A number of the acquisition agreements to which PNC is a party and under which it has purchased various types of assets, including the purchase of entire businesses, partial interests in companies, or other types of assets, require PNC to make additional payments in future years if certain predetermined goals, such as revenue targets, are achieved or if other contingencies, such as specified declines in the value of the consideration paid, occur within a specified time. As certain of these provisions do not specify dollar limitations, it is not possible to quantify the aggregate exposure to PNC resulting from these agreements.

NBOC Acquisition Put Option

See Note 2 NBOC Acquisition for a description of the Put Option, which represents NBOC's right to transfer the then remaining Serviced Portfolio, as defined, to PNC at the end of the loan servicing term. At December 31, 2002, the Put Option liability was approximately $57 million. Based upon a third party valuation, the estimated purchase price of the discontinued loan portfolio at the Put Option exercise date is $175 million. While there is no recourse to third parties for amounts that may be paid under this arrangement, the amount paid under the Put Option is supported by a portfolio of loans which in turn are supported by specific collateral. The loans would be liquidated in due course to recover some or all of the amounts that may ultimately be paid in connection with this Put Option.

NOTE 30 UNUSED LINE OF CREDIT

At December 31, 2002, the Corporation's parent company maintained a line of credit in the amount of $460 million, none of which was drawn. This line is available for general corporate purposes and expires in 2003.

NOTE 31 PARENT COMPANY

Summarized financial information of the parent company is as follows:

Statement Of Income

Year ended December 31 - in millions	2002	2001	2000
OPERATING REVENUE			
Dividends from:			
Bank subsidiaries	**$525**	$1,116	$690
Nonbank subsidiaries	**71**	60	55
Interest income	**3**	6	9
Noninterest income	**1**	2	1
Total operating revenue	**600**	1,184	755
OPERATING EXPENSE			
Interest expense	**50**	50	54
Other expense	**77**	6	(6)
Total operating expense	**127**	56	48
Income before income taxes and equity in undistributed net income of subsidiaries	**473**	1,128	707
Income tax benefits	**(52)**	(17)	(21)
Income before equity in undistributed net income of subsidiaries	**525**	1,145	728
Bank subsidiaries	**631**	(531)	386
Nonbank subsidiaries	**28**	(237)	165
Net income	**$1,184**	$377	$1,279

Balance Sheet

December 31 - in millions	2002	2001
ASSETS		
Cash and due from banks	**$1**	$1
Securities available for sale	**192**	94
Investments in:		
Bank subsidiaries	**6,285**	5,324
Nonbank subsidiaries	**1,696**	1,555
Other assets	**160**	152
Total assets	**$8,334**	$7,126
LIABILITIES		
Nonbank affiliate borrowings	**$1,256**	$1,086
Accrued expenses and other liabilities	**219**	217
Total liabilities	**1,475**	1,303
SHAREHOLDERS' EQUITY	**6,859**	5,823
Total liabilities and shareholders' equity	**$8,334**	$7,126

Commercial paper and all other debt issued by PNC Funding Corp., a wholly owned finance subsidiary, is fully and unconditionally guaranteed by the parent company. In addition, in connection with certain affiliates' commercial mortgage servicing operations, the parent company has committed to maintain such affiliates' net worth above minimum requirements.

During 2002, 2001 and 2000, the parent company received net income tax refunds of $36 million, $37 million and $36 million, respectively. Such refunds represent the parent company's portion of consolidated income taxes. During 2002, 2001 and 2000, the parent company paid interest of $45 million, $49 million and $56 million, respectively.

Statement Of Cash Flows

Year ended December 31 - in millions	2002	2001	2000
OPERATING ACTIVITIES			
Net income	**$1,184**	$377	$1,279
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Equity in undistributed net earnings of subsidiaries	**(659)**	768	(551)
Other	**10**	44	(24)
Net cash provided by operating activities	**535**	1,189	704
INVESTING ACTIVITIES			
Net change in short-term investments with subsidiary bank			16
Net capital (contributed to) returned from subsidiaries	**(125)**	(237)	258
Securities available for sale			
Sales and maturities	**1,556**	1,206	372
Purchases	**(1,655)**	(1,247)	(425)
Other	**(1)**	(14)	(13)
Net cash (used) provided by investing activities	**(225)**	(292)	208
FINANCING ACTIVITIES			
Borrowings from nonbank subsidiary	**393**	763	314
Repayments on borrowings from nonbank subsidiary	**(223)**	(190)	(440)
Acquisition of treasury stock	**(62)**	(681)	(428)
Cash dividends paid to shareholders	**(546)**	(569)	(546)
Issuance of stock	**128**	181	189
Series F preferred stock tender offer/maturity		(301)	
Repayments on borrowings		(100)	
Net cash used by financing activities	**(310)**	(897)	(911)
Increase in cash and due from banks			1
Cash and due from banks at beginning of year	**1**	1	
Cash and due from banks at end of year	**$1**	$1	$1

NOTE 32 SUBSEQUENT EVENT

In January 2003, PNC took actions to convert its preferred shares and subsequently requested liquidation of the three companies formed in 2001 in transactions with AIG. These companies had been consolidated into the financial statements of PNC since 2001.

Prior to the distribution of assets, the companies sold debt securities previously classified as held to maturity in their financial statements and incurred liquidation costs as required by the operating agreements. Liquidating distributions of cash and interests in subsidiaries of the three companies that held loan and venture capital assets were made. These assets had been transferred from PNC subsidiaries to the companies as part of the original transactions in 2001. The net impact on PNC's consolidated financial condition or results of operations was not material.

STATISTICAL INFORMATION (UNAUDITED)

THE PNC FINANCIAL SERVICES GROUP, INC.

SELECTED QUARTERLY FINANCIAL DATA

Dollars in millions, except per share data	2002 Fourth	2002 Third	2002 Second	2002 First	2001 (a) Fourth	2001 (a) Third	2001 (a) Second	2001 (a) First
SUMMARY OF OPERATIONS								
Interest income	**$741**	**$769**	**$804**	**$858**	$902	$984	$1,079	$1,172
Interest expense	**217**	**241**	**249**	**268**	324	419	514	618
Net interest income	**524**	**528**	**555**	**590**	578	565	565	554
Provision for credit losses	**65**	**73**	**89**	**82**	668	110	45	80
Noninterest income before net securities gains (losses)	**765**	**703**	**854**	**786**	446	646	729	700
Net securities gains(losses)	**1**	**68**	**16**	**4**	(3)	88	17	29
Noninterest expense	**791**	**790**	**839**	**807**	1,007	805	807	795
Income (loss) from continuing operations before minority interest and income taxes	**434**	**436**	**497**	**491**	(654)	384	459	408
Minority interest in income of consolidated entities	**11**	**4**	**12**	**10**	8	9	8	8
Income taxes	**145**	**147**	**165**	**164**	(232)	128	156	135
Income (loss) from continuing operations	**278**	**285**	**320**	**317**	(430)	247	295	265
(Loss) income from discontinued operations	**(16)**							5
Income (loss) before cumulative effect of accounting change	**262**	**285**	**320**	**317**	(430)	247	295	270
Cumulative effect of accounting change								(5)
Net income (loss)	**$262**	**$285**	**$320**	**$317**	$(430)	$247	$295	$265
PER COMMON SHARE DATA								
Book value	**$24.03**	**$23.62**	**$22.46**	**$21.02**	$20.54	$23.09	$22.60	$22.39
Basic earnings (loss) (b)								
Continuing operations	**.97**	**1.00**	**1.13**	**1.12**	(1.52)	.85	1.01	.90
Discontinued operations	**(.05)**							.02
Before cumulative effect of accounting change	**.92**	**1.00**	**1.13**	**1.12**	(1.52)	.85	1.01	.92
Cumulative effect of accounting change								(.02)
Net income (loss)	**.92**	**1.00**	**1.13**	**1.12**	(1.52)	.85	1.01	.90
Diluted earnings (loss) (c) (d)								
Continuing operations	**.97**	**1.00**	**1.12**	**1.11**	(1.52)	.84	1.00	.89
Discontinued operations	**(.05)**							.02
Before cumulative effect of accounting change	**.92**	**1.00**	**1.12**	**1.11**	(1.52)	.84	1.00	.91
Cumulative effect of accounting change								(.02)
Net income (loss)	**.92**	**1.00**	**1.12**	**1.11**	(1.52)	.84	1.00	.89

(a) See Note 5 Fourth Quarter 2001 Actions for further information regarding items impacting the comparability of fourth quarter 2001 amounts with other quarterly data presented.
(b) The sum of the quarterly amounts for each year do not equal the respective year's amount because the quarterly calculations are based on a changing number of average shares.
(c) The sum of the quarterly amounts in 2001 does not equal the year's amount because the quarterly calculations are based on a changing number of average shares.
(d) Additional shares were excluded from fourth quarter 2001 EPS calculations since they were antidilutive.

The Statistical Information (unaudited) presented on pages 108 through 113 reflects the residential mortgage business, which was sold on January 31, 2001, in discontinued operations, unless otherwise noted.

Analysis Of Year-To-Year Changes In Net Interest Income

Taxable-equivalent basis - in millions	2002/2001 Increase/(Decrease) in Income/Expense Due to Changes in:			2001/2000 Increase/(Decrease) in Income/Expense Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
Interest-Earning Assets						
Loans held for sale	$45	$(29)	$16	$(35)	$(50)	$(85)
Securities						
Securities available for sale						
U.S. Treasury, government agencies and corporations	(34)	(20)	(54)	117	(5)	112
Other debt	76	(46)	30	181	(25)	156
State and municipal	(1)		(1)	(3)		(3)
Corporate stocks and other	5		5	(15)	(18)	(33)
Total securities available for sale	48	(68)	(20)	276	(44)	232
Securities held to maturity	13	(2)	11	6		6
Total securities	62	(71)	(9)	281	(43)	238
Loans, net of unearned income						
Commercial	(245)	(221)	(466)	(162)	(259)	(421)
Commercial real estate	(9)	(46)	(55)	(9)	(47)	(56)
Consumer	34	(136)	(102)	(7)	(52)	(59)
Residential mortgage	(281)	(43)	(324)	(275)	10	(265)
Lease financing	(3)	(25)	(28)	70	(12)	58
Other	(4)	(9)	(13)	(14)	(11)	(25)
Total loans, net of unearned income	(521)	(467)	(988)	(399)	(369)	(768)
Other	81	(68)	13	24	(6)	18
Total interest-earning assets	$(265)	$(703)	$(968)	$(42)	$(555)	$(597)
Interest-Bearing Liabilities						
Interest-bearing deposits						
Demand and money market	$17	$(282)	$(265)	$82	$(234)	$(152)
Savings	1	(9)	(8)	(2)	(16)	(18)
Retail certificates of deposit	(91)	(168)	(259)	(124)	(68)	(192)
Other time	4	(11)	(7)	(6)		(6)
Deposits in foreign offices	(12)	(19)	(31)	(34)	(22)	(56)
Total interest-bearing deposits	(45)	(525)	(570)	(27)	(397)	(424)
Borrowed funds						
Federal funds purchased	(44)	(38)	(82)	(5)	(39)	(44)
Repurchase agreements	(1)	(18)	(19)	11	(23)	(12)
Bank notes and senior debt	(16)	(111)	(127)	(60)	(106)	(166)
Federal Home Loan Bank borrowings	(19)	(61)	(80)	48	(33)	15
Subordinated debt	(9)	(28)	(37)	(3)	(38)	(41)
Other borrowed funds	(9)	24	15	(36)	15	(21)
Total borrowed funds	(115)	(215)	(330)	(18)	(251)	(269)
Total interest-bearing liabilities	(144)	(756)	(900)	(43)	(650)	(693)
Change in net interest income	$(156)	$88	$(68)	$(20)	$116	$96

Changes attributable to rate/volume are prorated into rate and volume components.

AVERAGE CONSOLIDATED BALANCE SHEET AND NET INTEREST ANALYSIS

Dollars in millions Taxable-equivalent basis	2002 Average Balances	2002 Interest	2002 Average Yields/Rates	2001 Average Balances	2001 Interest	2001 Average Yields/Rates
ASSETS						
Interest-earning assets						
Loans held for sale	$2,897	$135	4.66%	$2,021	$119	5.89%
Securities						
Securities available for sale						
U.S. Treasury and government agencies and corporations	3,182	162	5.09	3,833	216	5.64
Other debt	7,916	420	5.31	6,549	390	5.96
State and municipal	61	5	8.20	74	6	8.11
Corporate stocks and other	488	14	2.87	319	9	2.82
Total securities available for sale	11,647	601	5.16	10,775	621	5.76
Securities held to maturity	352	17	4.83	92	6	6.52
Total securities	11,999	618	5.15	10,867	627	5.77
Loans, net of unearned income						
Commercial	15,922	952	5.98	19,658	1,418	7.21
Commercial real estate	2,451	129	5.26	2,580	184	7.13
Consumer	9,545	630	6.60	9,099	732	8.04
Residential mortgage	4,639	311	6.70	8,801	635	7.22
Lease financing	4,173	265	6.35	4,223	293	6.94
Credit card						
Other	393	17	4.33	460	30	6.52
Total loans, net of unearned income	37,123	2,304	6.21	44,821	3,292	7.34
Other	3,326	128	3.85	1,632	115	7.05
Total interest-earning assets/interest income	55,345	3,185	5.75	59,341	4,153	7.00
Noninterest-earning assets						
Investment in discontinued operations				51		
Allowance for credit losses	(628)			(614)		
Cash and due from banks	2,729			2,939		
Other assets	9,143			8,768		
Total assets	$66,589			$70,485		
LIABILITIES, MINORITY INTEREST, CAPITAL SECURITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities						
Interest-bearing deposits						
Demand and money market	$22,086	241	1.09	$21,322	506	2.37
Savings	2,033	10	.49	1,928	18	.93
Retail certificates of deposit	10,361	375	3.62	12,313	634	5.15
Other time	596	27	4.53	522	34	6.51
Deposits in foreign offices	443	6	1.35	829	37	4.46
Total interest-bearing deposits	35,519	659	1.86	36,914	1,229	3.33
Borrowed funds						
Federal funds purchased	551	9	1.63	2,057	91	4.42
Repurchase agreements	956	14	1.46	980	33	3.37
Bank notes and senior debt	5,168	138	2.67	5,521	265	4.80
Federal Home Loan Bank borrowings	1,528	3	.20	2,178	83	3.81
Subordinated debt	2,210	101	4.57	2,362	138	5.84
Other borrowed funds	299	51	17.06	384	36	9.38
Total borrowed funds	10,712	316	2.95	13,482	646	4.79
Total interest-bearing liabilities/interest expense	46,231	975	2.11	50,396	1,875	3.72
Noninterest-bearing liabilities, minority interest, capital securities and shareholders' equity						
Demand and other noninterest-bearing deposits	8,599			8,297		
Allowance for unfunded loan commitments and letters of credit	80			79		
Accrued expenses and other liabilities	4,326			4,096		
Minority interest	212			136		
Mandatorily redeemable capital securities of subsidiary trusts	848			848		
Shareholders' equity	6,293			6,633		
Total liabilities, minority interest, capital securities and shareholders' equity	$66,589			$70,485		
Interest rate spread			3.64			3.28
Impact of noninterest-bearing sources			.35			.56
Net interest income/margin		$2,210	3.99%		$2,278	3.84%

Nonaccrual loans are included in loans, net of unearned income. The impact of financial derivatives used in interest rate risk management is included in the interest and average yields/rates of the related assets and liabilities. Average balances of securities available for sale are based on amortized historical cost (excluding SFAS No. 115 adjustments to fair value).

2000			1999			1998		
Average Balances	Interest	Average Yields/Rates	Average Balances	Interest	Average Yields/Rates	Average Balances	Interest	Average Yields/Rates
$2,507	$204	8.14%	$1,392	$104	7.47%	$436	$31	7.11%
1,760	104	5.91	1,970	108	5.48	3,665	208	5.68
3,545	234	6.60	3,307	209	6.32	1,770	114	6.44
114	9	7.89	135	12	8.89	141	14	9.93
642	42	6.54	672	37	5.51	553	30	5.42
6,061	389	6.42	6,084	366	6.02	6,129	366	5.97
6,061	389	6.42	6,084	366	6.02	6,129	366	5.97
21,685	1,839	8.48	23,082	1,792	7.76	22,768	1,794	7.88
2,685	240	8.94	3,362	265	7.88	3,279	277	8.45
9,177	791	8.62	10,310	844	8.19	11,073	940	8.49
12,599	900	7.14	12,258	859	7.01	12,421	900	7.25
3,222	235	7.29	2,564	182	7.10	2,028	143	7.05
			672	100	14.88	3,849	538	13.98
650	55	8.46	532	40	7.52	195	14	7.18
50,018	4,060	8.12	52,780	4,082	7.73	55,613	4,606	8.28
1,289	97	7.53	1,045	53	5.07	899	47	5.23
59,875	4,750	7.93	61,301	4,605	7.51	63,077	5,050	8.01
487			449			348		
(608)			(619)			(772)		
2,718			2,082			2,211		
6,581			5,226			4,851		
$69,053			$68,439			$69,715		
$18,735	658	3.51	$16,921	493	2.91	$14,285	439	3.07
2,050	36	1.76	2,390	39	1.63	2,620	51	1.95
14,642	826	5.64	14,220	708	4.98	15,420	826	5.36
621	40	6.44	1,515	85	5.61	1,786	103	5.77
1,473	93	6.31	872	44	5.05	935	52	5.56
37,521	1,653	4.41	35,918	1,369	3.81	35,046	1,471	4.20
2,139	135	6.31	1,662	84	5.05	2,526	139	5.50
754	45	5.97	621	31	4.99	791	42	5.31
6,532	431	6.60	8,517	457	5.37	10,657	605	5.68
1,113	68	6.11	1,929	105	5.44	1,026	60	5.85
2,406	179	7.44	2,051	154	7.51	1,799	140	7.78
802	57	7.11	686	39	5.69	1,109	79	7.12
13,746	915	6.66	15,466	870	5.63	17,908	1,065	5.95
51,267	2,568	5.01	51,384	2,239	4.36	52,954	2,536	4.79
8,151			8,234			8,848		
75			76			91		
2,479			1,995			1,465		
96			32			14		
848			848			762		
6,137			5,870			5,581		
$69,053			$68,439			$69,715		
		2.92			3.15			3.22
		.72			.71			.77
	$2,182	3.64%		$2,366	3.86%		$2,514	3.99%

Loan fees for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998 were $106 million, $119 million, $115 million, $120 million and $107 million, respectively.

Corporate Information

The PNC Financial Services Group, Inc.

Corporate Headquarters

The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(412) 762-2000

Stock Listing

The PNC Financial Services Group, Inc. common stock is listed on the New York Stock Exchange under the symbol PNC. At the close of business on February 7, 2003, there were 51,948 common shareholders of record.

Internet Information

The PNC Financial Services Group, Inc.'s financial reports and information about its products and services are available on the Internet at www.pnc.com.

Financial Information

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's home page at www.sec.gov or at PNC's home page at www.pnc.com. Copies may also be obtained without charge by contacting Shareholder Services at (800) 982-7652 or via e-mail at web.queries@computershare.com.

Inquiries

For financial services call 1-888-PNC-2265. Individual shareholders should contact Shareholder Services at (800) 982-7652.

Analysts and institutional investors should contact William H. Callihan, Director of Investor Services, at (412) 762-8257 or via e-mail at investor.relations@pnc.com.

News media representatives and others seeking general information should contact R. Jeep Bryant, Senior Vice President, Corporate Communications, at (412) 762-4550 or via e-mail at corporate.communications@pnc.com.

Trust Proxy Voting

Reports of 2002 nonroutine proxy voting by the trust divisions of The PNC Financial Services Group, Inc. are available by writing to Thomas R. Moore, Corporate Secretary, at corporate headquarters.

Annual Shareholders Meeting

All shareholders are invited to attend The PNC Financial Services Group, Inc. annual meeting on Tuesday, April 22, 2003, at 11 a.m., Eastern Daylight Time, at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222.

Additional Executive Officers

(See also Executive Officers pictured on page 21)

Robert C. Barry, Jr.
Director of Finance

Michael J. Hannon
Chief Credit Policy Officer

Richard J. Johnson
Director of Finance

Samuel R. Patterson
Controller

Dividend Policy

Holders of The PNC Financial Services Group, Inc. common stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available. The Board presently intends to continue the policy of paying quarterly cash dividends. However, future dividends will depend on earnings, the financial condition of The PNC Financial Services Group, Inc. and other factors, including applicable government regulations and policies and contractual restrictions.

Dividend Reinvestment And Stock Purchase Plan

The PNC Financial Services Group, Inc. Dividend Reinvestment and Stock Purchase Plan enables holders of common and preferred stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment form may be obtained by contacting Shareholder Services at (800) 982-7652.

Registrar And Transfer Agent

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
(800) 982-7652

PNC

[illegible]NC Financial
[illegible] Group, Inc.
[illegible] PNC Plaza
[illegible] Fifth Avenue
[illegible], PA 15222-2707